FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003
Commission File Number: 001-14148

CANWEST GLOBAL COMMUNICATIONS CORP.

(Translation of registrant’s name into English)

3100 TD Centre
201 Portage Avenue
Winnipeg, Manitoba,
Canada R3B 3L7
(204) 956-2025
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F ✓

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          .

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          .

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TODAY'S STORY

2002 ANNUAL REPORT

CanWest Global Communications Corp.

CELEBRATING 25 YEARS

2002 ANNUAL REPORT

TODAY’S STORY
WE’VE GOT IT COVERED
It’s the dawn of a new day with CanWest. From first light to lights out, our strategic matrix of media channels connects individuals with the world around them. Wherever Canadians look, CanWest is there to inform, enlighten and entertain.
Through the dissemination of meaningful content over a multi-platform network, we blanket the Canadian media landscape. This strategy gives CanWest the ability to impact the lives of Canadians with a wide array of lifestyles and media-access habits. Reciprocally, we create a unique opportunity for advertisers to inform and reach their markets.
Every day offers another opportunity for growth and insight. CanWest is at the cusp, telling the enduring story of humankind’s struggles and achievements.
” CanWest has demonstrated that they can create meaningful content and deliver innovative business solutions that engage an advertiser’s customer base. The combination of CanWest’s television, newspaper, magazine and internet media assets provide a powerful opportunity to connect with Canadians who have different lifestyles and media habits.”
SUNNI BOOT PRESIDENT OPTIMEDIA
“Convergence is a means by which local, holistic programs, that are fully integrated and synergistic allow brands/products to interact with consumers in a pertinent and relevant manner. The communication must be tightly woven into programming and content. In essence, convergence is about creating clutter-free environments in which brands/products can be showcased. The convergence projects we’ve developed with CanWest have delivered on this vision.”
CAROL ANN KAIRNS EXECUTIVE VICE PRESIDENT, MEDIA DIRECTOR BCP LTÉE
“While a number of media companies have assembled a roster of media outlets, CanWest has truly created strategic assets that individually and collectively cover the Canadian media landscape.”
BRUCE CLAASSEN CHIEF EXECUTIVE OFFICER GENESIS MEDIA INC
“Covering a large, fast-growing city like Edmonton is a daily challenge. Even though the Journal is one of the leading newspapers in the country, we can always be better. More eyes and ears on the streets of our city makes us more complete, and the co-operation between our newsroom and the leading television newsroom in the market, Global News, gives both the Edmonton Journal readers and the Global News viewers a wider perspective on their community. In the end the people in Edmonton are the winners.”
GILES GHERSON EDITOR-IN-CHIEF EDMONTON JOURNAL
“CanWest’s multiplatform strategy has provided Global National with the journalistic power to succeed at an early age. We were able to give Canadians the complete story of the tragic events of September 11th — and the war in Afghanistan which followed — because we are part of a much bigger news gathering force. This has allowed us, in only one year, to move to a leadership position among national television news.”
KEVIN NEWMAN ANCHOR AND EXECUTIVE EDITOR, GLOBAL NATIONAL
” We are firm believers in the whole concept of convergence. Properly conceived and executed, convergence can be an incredibly powerful communications tool. Our convergence programs for clients such as RBC Financial Group, General Motors Cadillac and Microsoft are generating spectacular results. Without question we will continue to explore, refine and develop convergence programs for M2 Universal clients.”
HUGH DOW PRESIDENT M2 UNIVERSAL

TABLE OF CONTENTS

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT
THE CANWEST WORLD
THE YEAR IN REVIEW
FINANCIAL HIGHLIGHTS
SUMMARIZED QUARTERLY FINANCIAL INFORMATION
EXECUTIVE CHAIRMAN’S REPORT TO SHAREHOLDERS
PRESIDENT’S REPORT TO SHAREHOLDERS
CANWEST IN THE COMMUNITY
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT’S REPORT TO SHAREHOLDERS
AUDITOR’S REPORT
CONSOLIDATED STATEMENTS OF EARNINGS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
COMBINED FINANCIAL INFORMATION
TEN YEAR FINANCIAL REVIEW
SHAREHOLDER INFORMATION
BOARD OF DIRECTORS
EXECUTIVE MANAGEMENT
OPERATIONS
CORPORATE INFORMATION
IN MEMORIAM
CANWEST GLOBAL COMMUNICATIONS CORP. PROXY
CANWEST GLOBAL COMMUNICATIONS CORP. NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR SOLICITATION OF PROXIES

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

TABLE OF CONTENTS

The CanWest World	02

The Year in Review	03

Financial Highlights	04

Summarized Quarterly Financial Information	05

Executive Chairman’s Report to Shareholders	06

President’s Report to Shareholders	08

CanWest in the Community	18

Management Discussion and Analysis	20

Management’s Report to Shareholders	36

Auditor’s Report	37

Consolidated Financial Statements	38

Notes to Consolidated Financial Statements	42

Combined Financial Information	71

Ten Year Financial Review	76

Shareholder Information	78

Board of Directors	79

Executive Management	80

Operations	81

Corporate Information	82

In Memoriam	84

01

THE CANWEST WORLD
Publishing — Canada • The National Post A leading Canadian national newspaper • CanWest Publications 16 daily newspapers and more than 50 daily, non-daily newspapers, shopping guides and related publications Television Broadcasting — Canada • Global Television Network Consists of 11 television stations which broadcast to all major markets across Canada • Independent Stations CH Hamilton CH Montreal CH Vancouver Island • CBC Affiliate Stations CHBC Kelowna CKRD Red Deer • Specialty Television Prime TV Fox Sportsworld Canada Mystery (45%) Xtreme Sports mentv (49%) DejaView Lonestar Radio Broadcasting — canada • CJZZ COOL 99.1 FM Winnipeg, Manitoba Media Marketing and Sales — Canada • CanWest Media Sales Canada’s largest national television and newspaper advertising, marketing and sales company • Integrated Business Solutions Provides integrated marketing solutions using all of CanWest’s media properties production services — Canada • Apple Box Productions Commercial production providers • StudioPost Film Labs Post-production service providers • CanWest Studios Soundstage, production offices • WIC Mobile Production Live event mobile units Entertainment — Production and Distribution — Canada and International • Fireworks Entertainment Inc. — Canada Film & TV production and financing • Fireworks Pictures — USA Feature film distributor • Fireworks Television — USA Television development and production • Fireworks International — U.K. International distributor of television programming • CanWest Entertainment International Distribution - Republic of Ireland New Media — Canada and U.S. • CanWest Interactive • canada.com Internet Portal Includes newspaper and television news sites and specialized information and service sites • Financial Post Data Group • Infomart • Internet Broadcasting Systems — USA (18%) • LifeServ Corporation — USA (25%) Television Broadcasting — International • TV3 — New Zealand • TV4 — New Zealand • Network TEN — Australia (57.5%) • UTV — Northern Ireland (29.9%) • TV3 — Republic of Ireland (45%) Radio Broadcasting — New Zealand CanWest Radio New Zealand which includes: • MORE FM Auckland, Wellington, Christchurch, Dunedin, Hamilton • Channel Z Auckland, Wellington, Christchurch • The Breeze Wellington • 4 National Networks including Solid Gold FM, Radio Pacific, The Rock FM Network, The Edge, LocalWorks 21 local stations Out-of-Home Advertising — Australia, malaysia, indonesia, myanmar, vietnam • Eye Corp. (100% owned by Network TEN)

THE YEAR IN REVIEW

2,592,283
2,200,753
1,076,724
881,998
871,435
98
99
00
01
02

COMBINED REVENUE
(IN THOUSANDS OF $)

552,962
510,175
263,547
284,156
301,113
98
99
00
01
02

COMBINED OPERATING PROFIT BEFORE AMORTIZATION (EBITDA)
(IN THOUSANDS OF $)

13,018
117,182
199,379
157,898
216,720
98
99
00
01
02

ADJUSTED NET EARNINGS[1]
(IN THOUSANDS OF $)

6,085,476
6,600,588
3,082,346
1,855,463
1,630,288
98
99
00
01
02

COMBINED TOTAL ASSETS
(IN THOUSANDS OF $)

259,037
210,594
121,433
171,654
179,018
98
99
00
01
02

COMBINED CASH FLOW FROM OPERATIONS[2]
(IN THOUSANDS OF $)

$0.07
$0.68
$1.30
$1.04
$1.43
98
99
00
01
02

ADJUSTED NET EARNINGS[1] PER SHARE

03

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS
THE YEAR IN REVIEW
2,592,283 2,200,753 552,962 13,018 510,175 117,182 1,076,724 263,547 199,379 881,998 264,156 157,898 871,435 301,113 216,720
COMBINED REVENUE COMBINED OPERATING PROFIT ADJUSTED NET EARNINGS1 (IN THOUSANDS OF $) BEFORE AMORTIZATION (IN THOUSANDS OF $) (EBITDA) (IN THOUSANDS OF $)
6,085,476 259,037 $0.07 6,600,588 210,594 $0.68 3,082,346 121,433 $1.30 1,855,463 171,654 $1.04 1,630,288 179,018 $1.43
COMBINED TOTAL ASSETS COMBINED CASH FLOW ADJUSTED NET EARNINGS 1 FROM OPERATIONS2 PER SHARE (IN THOUSANDS OF $) (IN THOUSANDS OF $)
1 Adjusted to exclude the amortization of goodwill and indefinite life intangibles.
2 Before investment in and amortization of film and television programs, and changes in non-cash operating accounts.

TODAY’S STORY FINANCIAL HIGHLIGHTS For the years ended August 31 1

FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED AUGUST 311

(in thousands of dollars, except as noted)	2002	2001	2000	1999	1998

Combined Operating Results[2]
Revenue	2,592,283	2,200,753	1,076,724	881,998	871,435
Operating profit before amortization (EBITDA)	552,962	510,175	263,547	264,156	301,113
Operating profit margin	21.3%	23.2%	24.5%	29.9%	34.6%
Investment gains net of write-downs and dividend income	25,382	46,777	103,901	22,473	66,078 [5]
Net earnings	13,018	46,633	177,638	144,403	200,117
Adjusted net earnings[3]	13,018	117,182	199,379	157,898	216,720
Cash flow from operations[4]	259,037	210,594	121,433	171,654	179,018
Return on average equity	1.1%	4.3%	21.7%	20.0%	33.4%
Long term debt	3,753,283	4,065,418	1,196,915	548,925	471,146
Debt: Equity	3.19:1	3.11:1	1.39:1	.71:1	.71:1

Per Share Information[2]
Net earnings
Basic	$0.07	$0.27	$1.17	$0.95	$1.33
Diluted	$0.07	$0.27	$1.16	$0.95	$1.32
Adjusted net earnings[3]
Basic	$0.07	$0.68	$1.31	$1.04	$1.44
Diluted	$0.07	$0.68	$1.30	$1.04	$1.43
Cash flow from operations[4]
Basic	$1.46	$1.23	$0.80	$1.13	$1.19
Diluted	$1.42	$1.22	$0.80	$1.12	$1.18

Shares Outstanding
At year end	177,061,035	176,640,328	151,904,322	151,449,872	151,198,974
Average for the year	176,956,800	171,421,241	151,644,239	151,356,194	151,008,489

[1]	Restated to reflect retroactive change in accounting policy with respect to accounting for future income taxes and earnings per share and adjusted to reflect a 1.24% stock dividend paid in September 2000.

[2]	Operating results, other highlights, and per share information have been prepared on a combined basis, proportionately consolidating the Company’s 57.5% interest (76% to April 1998), in Network TEN. Net earnings are the same as net earnings reported in the audited consolidated financial statements.

[3]	Adjusted to exclude the amortization of goodwill and indefinite life intangibles.

[4]	Before investment in and amortization of film and television programs, and changes in non-cash operating accounts.

[5]	Includes gain on sale of an 18.5% economic interest in Network TEN of $60,507 net of realized translation adjustments.

04

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

SUMMARIZED QUARTERLY FINANCIAL INFORMATION

FOR THE THREE MONTH PERIODS ENDED
(UNAUDITED)

	2002				2001
(in thousands of dollars, except as noted)	31-Aug	31-May	28-Feb	30-Nov	31-Aug	31-May	29-Feb	30-Nov

Combined Operating Results[1]
Revenue	574,535	698,270	591,720	727,758	576,085	648,639	571,739	404,290
Operating profit before amortization (EBITDA)	72,801	171,319	108,836	200,006	92,542	171,189	118,140	128,304
Net earnings (loss)	(104,144)	30,688	(21,660)	108,134	(37,048)	32,192	10,473	41,016
Adjusted net earnings (loss)[2]	(104,144)	30,688	(21,660)	108,134	(17,922)	47,123	32,463	55,518
Cash flow from operations[3]	5,862	89,915	62,636	100,624	9,271	84,239	49,223	67,861

Per Share Information[1]
Net earnings (loss)
Basic	$(0.59)	$0.17	$(0.12)	$0.61	$(0.21)	$0.18	$0.06	$0.26
Diluted	$(0.59)	$0.17	$(0.12)	$0.60	$(0.21)	$0.18	$0.06	$0.26
Adjusted net earnings (loss)[2]
Basic	$(0.59)	$0.17	$(0.12)	$0.61	$(0.10)	$0.27	$0.18	$0.36
Diluted	$(0.59)	$0.17	$(0.12)	$0.60	$(0.10)	$0.26	$0.18	$0.35
Cash flow from operations[3]
Basic	$0.03	$0.51	$0.35	$0.57	$0.05	$0.48	$0.28	$0.44
Diluted	$0.03	$0.49	$0.34	$0.55	$0.05	$0.47	$0.28	$0.43

Trading Statistics
Trading volumes — TSE
Subordinate voting shares	14,374,500	12,129,700	15,878,700	39,366,700	7,550,525	15,446,771	22,517,006	8,672,702
Non-voting shares	300,900	238,800	373,400	254,600	176,583	259,487	521,810	335,288
Trading volumes — NYSE
Non-voting shares	259,400	182,200	175,600	196,600	199,600	194,700	250,600	181,400
Market price of subordinate voting shares
High	$11.10	$13.94	$14.15	$13.70	$15.64	$15.05	$15.00	$21.50
Low	$5.05	$10.25	$10.01	$8.40	$12.20	$10.25	$11.50	$13.50
Market price of non-voting shares — TSE
High	$11.00	$14.00	$14.25	$13.73	$16.04	$15.00	$15.00	$21.63
Low	$5.40	$10.37	$10.00	$8.61	$12.00	$10.50	$11.50	$13.80
Market price of non-voting shares — NYSE
High	USD$7.20	USD$8.80	USD$8.86	USD$8.65	USD$10.20	USD$9.80	USD$9.00	USD$14.56
Low	USD$3.56	USD$6.80	USD$6.35	USD$5.70	USD$7. 94	USD$6.83	USD$7.81	USD$9.06

[1]	Operating results and per share information have been prepared on a combined basis, proportionately consolidating the Company’s 57.5% interest in Network TEN. Net earnings are the same as net earnings reported in the audited consolidated financial statements.

[2]	Adjusted to exclude the amortization of goodwill and indefinite life intangibles.

[3]	Before investment in and amortization of film and television programs, and changes in non-cash operating accounts.

05

EXECUTIVE CHAIRMAN’S REPORT TO SHAREHOLDERS

MARKING A QUARTER CENTURY

At year-end 2002, CanWest turned twenty-five years old, capping a remarkable quarter century of growth and development in pursuit of our goal of becoming Canada’s leading media company.

The year will long be remembered as one of economic turmoil following the 9/11 terrorist attack which triggered a large economic downturn in our industry. Advertisers significantly reduced their spending, and stock markets plummeted, particularly for media companies, and most dramatically for CanWest.

When we became a public company in 1991 we explained that CanWest takes a long-term view of creating shareholder value even when that meant sacrificing short-term results. That strategy has been successful in allowing us to grow from a single prairie television station, with about $3 million in revenue and a small operating profit, to Canada’s largest media company with over $2.5 billion in combined revenues, producing a combined operating profit of $553 million.

Along the way we have created above average returns for our shareholders, our employees, our consumers, our advertisers and the communities in which we carry on business. And we have been rewarded by now owning the leading national television network in Canada, the leading newspaper in most of Canada’s major cities, the majority ownership of one of Australia’s largest television networks, the only two private sector national TV networks in New Zealand, the largest radio operation in that country, the only private TV network in the Republic of Ireland, and one of Canada’s largest television production and distribution companies.

And consistent with our policy of reinvesting our profits in the development of potential future sources of profits, we are growing our Internet arm, canada.com, CH, a multi-cultural TV channel in Montreal and six new digital national television channels. In March of 2003, we will launch our first radio station in Canada, CJZZ (COOL 99.1 FM), in Winnipeg and hope to win other radio licenses for which we’ve applied. Our development plan for 2003 may well see us launch other digital television channels, as public acceptance of this new technology expands.

And all the while we continue to develop the National Post, one of Canada’s two national newspapers, in the belief that it will eventually achieve profitability.

In sum, for the year the scorecard reads — as the Chief Executive Officer’s Report confirms: revenues are up; operating profits are up; net profits before capital gains, losses and accounting write-downs are up; cash flow is up; debt is lower; and our future development opportunities are most encouraging.

So, why is our stock price so unacceptably low? What does the market know that we don’t know? Why does our stock trade at historically low multiples? Quite frankly, we don’t know, and not being experts in stock market behaviour, we can only report what market financial analysts and you, the investors, tell us.

If the financial analysts are right, CanWest’s stock will be more favourably regarded when more divestitures of non-core assets are made to reduce debt, and we achieve higher operating profits both through increasing revenues, decreasing losses from our projects in development, and achieving greater operating savings from the synergies of more quickly integrating the businesses we acquired in the past two years.

06

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

“OPERATING PROFITS ARE UP; NET PROFITS BEFORE CAPITAL GAINS; LOSSES

AND ACCOUNTING WRITE-DOWNS ARE UP; CASH FLOW IS UP; DEBT IS LOWER;

AND OUR FUTURE DEVELOPMENT OPPORTUNITIES ARE MOST ENCOURAGING.”

That is the course we are following. But we must do this in an orderly and disciplined manner, avoiding the stampede mentality that has developed in many quarters of Canadian business in the post-9/11, Enron environment. Quick fixes often result in long-term damage to a company and, as always, we will take a long-term view of things, doing what’s best, not necessarily what’s fast.

As the within report indicates, we made progress in addressing these concerns this year and, unless something unforeseen occurs economically, we are on course to make further progress in 2003. I do expect that in the fullness of time, any imbalances will be corrected, normal earnings multiples will again be applied to the market price of our shares, and we will return to being a dividend paying company.

I once again express my appreciation to my fellow directors for their deep interest in and contribution to our company. I also look forward to greeting you at the Annual General Meeting which returns, for the first time in ten years, to the scene of our founding 25 years ago, Winnipeg, on January 22, 2003, at 2:30 pm at the Fort Garry Hotel. For those unable to attend, log on to our corporate website www.canwestglobal.com for an audio web cast of the proceedings.

RESPECTFULLY SUBMITTED
I.H. ASPER, O.C., O.M., Q.C.
EXECUTIVE CHAIRMAN OF THE BOARD
DECEMBER 2002
WINNIPEG, CANADA

07

PRESIDENT’S REPORT TO SHAREHOLDERS

The  year ended August 31, 2002 was a challenging one for your company. As the year began, we were girding ourselves for a recession amid uncertainty regarding its potential impact on advertising markets. Soon after, the September 11th tragedy and then the war in Afghanistan created additional uncertainties, the economic fallout of which is still an important contributor to volatility in investment markets. After a difficult start, your Company’s operating results gradually improved as the year progressed. It was a significant achievement to be able to report that final earnings, before interest, tax, depreciation and amortization (EBITDA), as well as revenue results for the full year, exceeded those of the previous year.

Against this background of external adversities, we completed or made significant progress on all of the tasks we set out to accomplish during the year. In sum, it would be fair to say that 2002 was a year of solid progress in very difficult circumstances.

As it turned out, strong consumer demand insulated the Canadian economy from negative growth. Nevertheless, some sectors that are important to the performance of our television and newspaper operations fared worse than the overall economy. The high-tech, telecommunications, financial services, travel and airline industries were particularly affected. That translated into lower demand for advertising — particularly newspaper advertising — from those usually high-spending advertisers.

As well, the recovery was not accompanied by the rapid growth in help-wanted or careers advertisements typical of previous economic recoveries. The net result was an inconsistent improvement of ad markets, with television outpacing newspapers and newspaper advertising linage, or the space in newspapers taken up by advertising still trailing the previous year’s numbers. In spite of all that, our newspapers registered higher EBITDA in 2002 than in the prior year because of the excellent job our managers did in reducing costs. Our international broadcasting assets also registered significant EBITDA and revenue improvements compared to the previous year due to a combination of higher television ratings, strict cost management, smart investment in programming, and improving economies.

The widely reported shortfall in the convergence strategies of world-scale media and communications companies, such as AOL Time Warner and Vivendi, may have contributed to recent decline in the market price of CanWest shares. The failure of these giant media conglomerates to perform as expected raised doubts in the investor community about media convergence as a business model. The truth is that CanWest has little in common with those companies. Our strategy is based on acquiring increased advertising market share through multi-media expansion. No other media company combines profitable newspaper and television assets on a national scale in Canada or the US to the extent CanWest does. More important, while recessionary ad markets have adversely affected the rate of success, we are confident CanWest will meet its original multi-platform business goals.

Our success is based on prudent investment strategy combined with a disciplined management culture. CanWest has never pursued acquisitions just for the sake of growth. The essence of our strategy is to combine already profitable and complementary business operations in ways that reduce overheads and other costs, while increasing revenues to levels beyond what would have been achievable on a stand-alone basis. CanWest has deliberately avoided the vertical integration model that would include investment in communications pipelines, preferring instead to pursue a horizontal integration strategy consisting of

08

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

broadcasting, publishing and other media platforms. There is no magic in our approach. We seek to accumulate the best and strongest complementary media assets in their respective markets. We reduce costs by consolidating common corporate services and seeking out other operating efficiencies. We grow the revenue by developing new products for our advertisers — and leverage the aspects to produce new revenue streams — while optimizing existing revenue generators through cross-promotion to increase ratings, readership and subscriptions to our media. We believe this will ensure success and foster innovation in maturing industries in a mature economy.

One innovative example is the unique way we combine the market reach and flexibility of newspaper, conventional television, specialty television and online properties to develop and sell comprehensive multi-platform advertising campaigns. No other company in Canada can match our capacity to calibrate advertising campaigns precisely to target audiences. Multi-platform advertising sales added $26 million in new revenues since we launched that initiative a year ago, and were a significant factor in mitigating the impact of weaker advertising markets in 2002. As markets recover, we anticipate significant potential to build this important new revenue opportunity. Why does this work? It is because we collaborate with advertisers to develop content environments that suit the client’s marketing strategies.

Our Business Services Centre in Winnipeg is another example. This initiative incorporates Reach Canada — our central customer contact centre, a consolidated financial administration operation and a corporate information technology group, to serve the central administration requirements of our Canadian television, newspaper and other CanWest operations in the most efficient way possible. We anticipate substantial annual cost savings in the coming years as these groups become fully operational and parallel activities at other locations are fully wound down. Our contact centre is also employing leading edge circulation and marketing technology to create revenues for the Company.

We also systematically use surplus television and newspaper advertising inventory to cross-promote our media properties and programs. Our experience has confirmed that cross promotion generates higher television ratings and increased newspaper circulation, thereby generating incremental revenues at marginal extra cost.

In all these ways, we make our unique collection of media assets more productive and more profitable working together than would be possible if they were operating as stand-alone businesses. Our multi-media strategy is working.

In  April 2002, we completed the acquisition of the 50% interest in the National Post that was still held by Hollinger. Full ownership of the National Post offered a number of significant benefits to the Company, while eliminating certain risks. In particular, assumption of full management control enabled CanWest to proceed with the necessary restructuring of the National Post to dramatically reduce losses and to place the newspaper on a more rapid path towards long-term viability. As well, we were able to integrate the Post fully into CanWest Publications Inc. and to capture efficiencies from shared services and resources with other CanWest-owned newspapers. In the ensuing period, EBITDA losses at the National Post were cut to one-third the level of the previous year, improving the Post’s EBITDA performance by $40 million. While the newspaper continues to face challenges, we are encouraged by the progress achieved thus far and remain committed to the Post as the flagship of CanWest’s newspapers.

09

PRESIDENT'S REPORT TO SHAREHOLDERS

In  my report to shareholders last year, I set out a number of priorities for 2002. The most important of these were to reduce corporate debt and to press ahead on several integration projects that will enhance the bottom line. We have made good progress in all these areas, but much remains to be done.

In September 2001, the Board announced suspension of the $0.15 semi-annual dividend. The approximately $53 million annually that otherwise would have been paid as dividends has been used to reduce our debt.

We also reduced senior corporate debt during the year by approximately $500 million through the sale of television stations in Vancouver and Montreal, and the sale of community newspapers and related assets in Atlantic Canada and Saskatchewan. We continue to pursue the divestiture of community newspapers in Ontario and other non-strategic assets. We remain determined to obtain full fair value for any divested assets – as we have with the assets we have divested to date, so you will appreciate that the process is an arduous one.

In all, our debt reduction strategy is on track. In the meantime, cash flow from operations remains close to our expectations. Cash flow is more than sufficient to meet the Company’s debt servicing obligations, to cover other reasonable and necessary capital expenditures, while also providing significant additional capacity to pay down debt. CanWest remains comfortably within its covenants to its debt holders. We have also recently secured greater flexibility from our lenders to target higher-cost subordinated debt in our debt reduction program.

In October 2002, we concluded a new US$110 million stand-alone financing facility for our production and distribution division, Fireworks Entertainment. This facility will enable Fireworks to pursue its growth strategy without further financial support from CanWest. The stand-alone financing facility reflects the maturity of Fireworks and institutional confidence in its business plan.

At the end of the year, the Company and certain of its operations recorded a number of one-time items that did not affect EBITDA or the generation of free cash flow. These items, which include write-downs of certain investments, did, however, negatively affect net earnings, reducing what would otherwise have been a net profit of $37 million or $0.21 per share for the year, to net earnings for the year of $13 million, or $0.07 per share, compared to a net earnings of $46.6 million or $0.27 per share last year.

During  the year the Company made a number of senior executive appointments. Richard C. (Rick) Camilleri was appointed Chief Operating Officer (Operations) and Tom Strike was named Chief Operating Officer (Corporate), both appointments taking effect July 1, 2002. The Company appointed Peter Viner to the position of Publisher of the National Post in December 2001, following CanWest’s assumption of full management control of the newspaper. At the same time, Gordon Fisher was named to the new position of President, News and Information, and subsequently took on added responsibilities as Interim Publisher of the Ottawa Citizen. Jack Tomik became President of CanWest Media Sales in November 2001. All of these appointments reflect the Company’s determination to deploy seasoned and skilled executives to meet the complex operating and corporate challenges inherent in capturing the full potential of a multi-platform media company.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

“CANWEST HAS ALWAYS PLACED A HIGH PRIORITY ON CORPORATE

RESPONSIBILITY AND GOOD CITIZENSHIP. OVER THE YEARS THE COMPANY

HAS DONATED MILLIONS OF DOLLARS ANNUALLY TO SUPPORT WORTHY

CAUSES IN THE COMMUNITIES IN WHICH WE OPERATE.”

CanWest has always placed a high priority on corporate responsibility and good citizenship. Over the years the Company has donated millions of dollars annually to support worthy causes in the communities in which we operate. We established the CanWest Global Foundation as the vehicle for corporate giving, and we devote funds regularly to build an endowment in the Foundation to ensure that CanWest’s philanthropy and community support is not dependent solely on the vagaries of future corporate profits and cyclical economies (see Gail Asper’s full report on page 18).

OPERATING HIGHLIGHTS:

Given the various external factors that suppressed advertising revenues and set back equity investor confidence, it would be fair to say that CanWest’s underlying business units performed admirably. Our approach was to focus on running our operations in the most efficient and cost effective way possible while actively pursuing every dollar of revenue available in the market. Although combined revenues grew by only 2% over the previous year, we recorded an 8% increase in combined EBITDA from $510 million to $553 million.

President’s Report To Shareholders

TELEVISION

Revenues from Canadian television increased by 9% in 2002 to $688 million compared to the 2001 pro forma revenues, and have continued to grow at a similar pace in the months following the end of the fiscal year. EBITDA however, declined by 6%, due mainly to a combination of our decision to invest in new programming and meeting our significant commitments to augment local programming in Hamilton and Victoria. Our programming paid off in refreshing the Global and CH schedules and increasing the revenue generated by Canadian television operations in fiscal 2002. Looking ahead, we believe programming costs have stabilized and should be approximately even in the coming year.

Global scored a notable success with its launch of Global National, the new early evening national network newscast with Kevin Newman, which debuted during the same week as the September 11th tragedy. Newman immediately drew on his experience as an ABC network news anchor and ABC Good Morning America host to bring live, continuous coverage of those momentous first hours of a major crisis in US domestic and international affairs. Since then, the newscast has earned the loyalty of a growing adult audience, easily winning its time slot against direct competitor, CBC’s Canada Now, and going on to attract a higher average number of adult viewers than CBC’s The National with Peter Mansbridge, while closing in on the CTV National News with veteran Lloyd Robertson.

Global maintained a strong hold on its number one ranking in all major markets, reinforced by the CH Stations as a second offering in Canada’s three largest markets. The top three prime-time shows (Survivor V, Friends, and Will and Grace) were all on Global. In fact, in the spring ratings period Global carried seven of the ten most watched programs in

Canada, the others being The Simpsons, Frasier, Everybody Loves Raymond and Fear Factor (Source: Bureau of Broadcast Measurement).

CanWest launched six new digital specialty channels in September 2001 that operate together with Prime TV, out of the same state-of-the-art facility in Winnipeg. Five of the new channels ranked in the top ten among the 47 new Canadian digital channels that went on the air at that time. We expect these channels to make an increasingly important contribution as more viewers subscribe to digital services. Meanwhile, Prime TV continued to deliver solid performance with EBITDA almost doubling to over $13 million, on revenue growth of 27% to $25 million.

In August, the CRTC opened the door for CanWest to enter the radio business in Canada by awarding to CanWest a licence to operate a new FM radio station in Winnipeg. The new station, COOL 99.1 FM, with programming geared to the underserved audience for jazz music, will go on air in March 2003.

NEWSPAPERS

In a very difficult business environment, newspaper EBITDA increased by 18%, to $292 million, compared to the pro forma result for 2001. Given that pro forma revenues declined by 6%, the EBITDA gain was a very significant achievement.

Several factors influenced newspaper results for the year – including the absence of a significant recovery in the telecommunications, high-tech, financial services, careers, airline and travel sectors – that contributed to the overall decline in the newspaper advertising revenues. Revenues were also lost as a result of the three-week work stoppage at the Vancouver Sun and Vancouver Province newspapers.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

Given the difficult revenue environment, each of our metro newspapers made significant operating cost reductions. That system-wide drive to reduce operating costs remains a top priority at every location.

Restructuring at the National Post, where losses were cut by two-thirds, was a major factor in the improved EBITDA performance. Subsequent research indicates that content enhancements made at the Post in the summer of 2002 have helped to rebuild circulation numbers. The National Post has established a loyal readership among a valuable demographic of educated, affluent and influential readers. We are encouraged by the progress achieved so far in reducing its EBITDA loss, and by the rising circulation and advertising numbers recorded in the first of part of Fiscal 2003.

Another significant factor in reducing operating costs was the favourable movement in newsprint prices during the year. The average price of newsprint was 14% lower than for the previous year. Newsprint represents approximately 18% of newspaper operating costs. CanWest also reduced its newsprint consumption and initiated better waste management, which also contributed to cost savings.

The trend line in newspaper advertising revenues improved significantly by the middle of the third quarter, with run-of-press advertising linage in April and May 2002 recording year-over-year gains compared to the same months of 2001. That improvement was again evident as we move into the new fiscal year, and should contribute to further gains in EBITDA performance in the coming year, as revenues build on an operating cost base that should remain below that of recent years. Circulation revenues also registered a slight increase due mainly to price increases in certain markets.

ENTERTAINMENT

Fireworks Entertainment, CanWest’s TV program and feature film production and distribution division, experienced a 14% decline in revenues from $182 million to $157 million. Weaker European demand for television programming, particularly during the fourth quarter, was a significant factor in the revenue decline. Release dates for new feature films also adversely affected revenues and EBITDA. Fireworks had no feature film releases in the fourth quarter of 2002 compared to the previous year, when Fireworks released the successful major motion picture Rat Race.

Current action series including Andromeda, now in production for its third season, and Mutant X, in production for its second season, continue to be well received in the US and international markets. Following the end of the year Fireworks launched several new projects, including Adventure Inc., a new Canada/ UK/France action hour in production in Canada and the UK that debuted in the US on Tribune stations this fall. Another new series Black Hole High, aired on NBC in the fall. In addition, a four-hour mini-series, A Wrinkle in Time, will air in the US on ABC and in Canada on Global in the early part of 2003.

Recent award-winning feature film releases for which Fireworks has secured international distribution rights include The Believer and An American Rhapsody. Other feature film projects now or soon-to-be released include Me Without You, Rain and The Man from Elysian Fields, starring Andy Garcia, Mick Jagger and Julianna Margulies.

President’s Report To Shareholders

INTERNATIONAL
AUSTRALIA

Network TEN posted excellent year-over-year gains in its financial results. Our 57.5% share of Network TEN’s EBITDA was up 17% to $83 million, while our share of television revenues for the year increased 21% to $281 million. These gains reflected improving ratings performance as the year progressed – capped by an outstanding fourth quarter, when television revenues grew by 27% compared to last year. TEN’s success is more remarkable given the 5% decline in overall Australian television advertising spending over the same period last year. Revenues continue to grow at a double-digit rate into the first quarter of the current year.

TEN’s winning programming strategy deserves credit for improved ratings across the board, and for increasing TEN’s leading position in the 16-39 year-old demographic, while adding to TEN’s appeal among older viewers. TEN’s schedule includes the number one program in Australia, Big Brother, and is building additional momentum with popular Australian Football League (Australian Rules) games through fiscal 2003. During the year, TEN took a total of A$178 million in write downs of its investment in the out-of-home advertising company Eye Corp. The write-down does not affect TEN’s EBITDA or cash position. CanWest supported TEN’S decision as appropriate in the circumstances and consistent with conservative accounting practices. Because of the write downs, TEN was precluded under Australian law from paying dividends for its 2002 fiscal year. CanWest did, however, receive a cash distribution of $61 million in respect of dividends for the previous year in December 2001. TEN subsequently adopted a policy of interim and final dividends for the 2003 fiscal year. This will allow a cash distribution to CanWest to be paid early in the 2003 calendar year from earnings generated in the first half of fiscal 2003, and shortly after any full dividend from the 2002 financial year would have otherwise been received.

Shortly before the end of the fiscal year, TEN acquired the remaining 40% of Eye Corp for A$10 million. The assets are of good quality. The potential for growth and profits in the out-of-home market remains substantial, but the difficult advertising environment, at this time, has affected the out-of-home industry more than other media. Acquisition of full control of the company will enable TEN to make the necessary realignments of management and strategy to achieve Eye Corp’s full earnings potential more quickly than otherwise.

The other significant development at TEN was the favourable settlement of a long-standing tax issue with the Australian Tax Office (ATO) regarding the tax deductibility of subordinated debenture interest. As a result of the settlement, the ATO will allow TEN to continue to deduct interest on its subordinated debentures until June 30, 2004, when legislation preventing further deductibility takes effect. TEN’s contribution to CanWest’s 2002 EBITDA was not affected by the settlement, nor will the settlement affect otherwise expected distributions from TEN in fiscal 2003.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

“TV3/4 REVENUES WERE UP ALMOST 18% TO $69 MILLION DUE TO A

COMBINATION OF FACTORS INCLUDING IMPROVED RATINGS, BETTER

ADVERTISING MARKET CONDITIONS, AND HIGHER PRICES FOR ADVERTISING.”

NEW ZEALAND TELEVISION

Operating results in 2002 at TV3/4 improved significantly from the disappointing results achieved in the previous year. Revenues were up 18% to $69 million due to a combination of factors, including improved ratings, better advertising market conditions, and higher prices for advertising. A slightly stronger New Zealand dollar also helped to reduce the cost of imported programming. As a result, the EBITDA loss dropped to less than $2 million this year, from $9 million in the previous year.

TV3 gained two points in audience share to 25%, compared to a 23% share last year, gaining ground on its competitors – the two state television channels – which drew shares of 30% and 31% respectively. It is significant that in the last quarter of the year, TV3 achieved the highest audience share in Auckland, New Zealand’s largest city, with an audience share of 32%.

NEW ZEALAND RADIO

CanWest Radio in New Zealand continued to make steady progress, increasing both revenues and EBITDA. EBITDA grew by 14% to $16 million, on a 7% increase in revenues, to $61 million. Cost reductions gained from integration of the recently acquired RadioWorks networks with the existing More FM Group contributed to the EBITDA improvement.

IRELAND

TV3’s consistent progress in generating higher ratings, revenues and EBITDA continued in fiscal 2002. CanWest’s share of the TV3’s EBITDA was $8 million, more than three times the level of the previous year on a pro forma basis. CanWest’s share of TV3 revenues grew by 39% to $28 million, as compared to 2001 pro forma revenue. Ratings were up 13% in prime time viewing hours, with an 18% increase in overall ratings at TV3.

President’s Report To Shareholders

INTERACTIVE AND ELECTRONIC PUBLISHING

As a result of organizational changes that reflect synergies between the Company’s online properties, this division now includes the canada.com family of web sites, the Financial Post Data Group – a business unit that provides online data services to businesses, and Infomart – the online newspaper archive service.

These online operations play an important supportive role in enhancing newspaper and television revenues and profits. Although not currently contributing positive EBITDA, individual components of CanWest Interactive are profitable.

The immediate goal is to complete the co-location of these operations in order to reduce overheads and to take advantage of operating and technical synergies in order to bring operating costs into line with sustainable revenues as soon as possible.

LOOKING AHEAD:

All indications support our expectation that the positive trends in demand for advertising will continue in all of the Company’s markets in the coming year. Forward sales commitments in Canadian and Australian television certainly support that expectation. Given the significant progress already achieved in reducing operating costs that are within the control of management, it would be reasonable to expect a continuation of the improvement in operating results that have been evident in recent months in Canada and at all international operations.

The main elements of our plan to integrate our television newspaper and electronic publishing assets in Canada are well underway. Nevertheless, considerable additional integration opportunities remain to be completed that will reduce costs and enhance revenues further.

Over the past year, we restructured our national sales organizations to take advantage of multi-platform sales opportunities. We appointed a vice president of national promotions and created a national promotions team to cross-promote our assets, to enhance ratings, to build circulation, to grow online users and to seek out other opportunities to enhance our brands. We created a new executive capacity to enhance both the quantity and quality of our news and information content at all of our media. Building on these initiatives will be a top operating priority in 2003.

Initiatives currently underway will provide our media with the means to improve overall news and information – with enhanced local reporting and the availability of more and better quality national and international reporting, as well as more entertaining and informative feature stories. The tremendous success of Global National with Kevin Newman and Global Sunday provide valuable platforms on which to build a more competitive television news and public affairs franchise.

Of course, debt reduction remains our top corporate priority. With a reduction of close to $500 million in senior debt already achieved in the last 15 months, we intend to continue to improve our balance sheet through increased profits and, potentially, through further asset sales in the coming year.

CanWest consistently generates high operating profit margins, has a record of solid growth based on prudent, self-sustaining investment, and conservative financial practices, with a strong and proven record of reducing corporate debt. CanWest continues to generate the highest operating margins of all media businesses in every country in which we operate. That is a remarkable accomplishment and has been the case for several years.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

But we do not intend to rest on our laurels. We are making small but significant investments in technology for our ad sales, circulation, consumer research and reader service functions. We continue to consolidate all duplicative functions within the Canadian operations, a material outcome of our growth – from 900 employees to roughly 9,000 employees and annual combined revenues from $600 million to $2.6 billion – all in the space of two months during the summer of 2000. With a much larger company also comes the need for greater focus on our people. This means improved training and education programs, better systems to identify top performers, and increased focus on succession planning.

Finally, we continue to focus on finding new revenue streams, increasing our circulation and subscription revenues, and developing new advertising categories.

Convergence, the much-maligned word, is working at CanWest because it is not based on a fad or an unproven business model. Our model is simple: leverage complementary assets to create new products for advertisers; leverage the combined news gathering, news reporting and news presentation capabilities of the talented professionals across the organization to give our viewers, readers and users better, more timely, more compelling, and more relevant content; and then utilize the cross-promotion opportunities to generate consumer awareness of our content, thereby increasing ratings, circulation and online usage.

CanWest’s multi-media model does not depend on technology that does not exist. Nor does it try to make a bet on the new media’s role in the world. It is simply doing what we do best: generate or acquire content, package it, promote it, then sell, sell, sell. That’s why our established newspapers, our television stations and our radio stations are top-rated in their markets, and have the highest profit margins.

RESPECTFULLY SUBMITTED
LEONARD ASPER
PRESIDENT AND CHIEF EXECUTIVE OFFICER
DECEMBER 2002
WINNIPEG, CANADA

CANWEST IN THE COMMUNITY

THE CANWEST GLOBAL FOUNDATION

CanWest Global Communications Corp. established the CanWest Global Foundation in 1997, with initial funding of $1 million, to support the performing arts, journalism and media studies and general community activities. Each year, the Company contributes additional funds to the Foundation in order to build a permanent capital base to support charitable initiatives in perpetuity. In fiscal 2002, the Foundation, led by President Gail Asper, supported numerous festivals and performing arts events in Winnipeg, where the company’s corporate office is based. These included the Jazz Winnipeg Festival, the Winnipeg Folk Festival, Film Exchange Canadian Film Festival, the Winnipeg International Writer’s Festival, among many others. The Foundation also supports the mounting of new dance, music and drama productions from such arts organizations as the National Arts Centre, Contemporary Dancers, Royal Winnipeg Ballet, Manitoba Opera and Prairie Theatre Exchange.

As Canada’s leading media company, CanWest recognizes the importance of developing the future generations who will make careers in the media/communications industry. The CanWest Global Foundation supports media and journalism studies at post-secondary institutions across the country. During fiscal 2002, the Foundation provided funding towards a Chair in Journalism at the University of British Columbia, a scholarship in film and video arts at the University of Victoria, a Chair in Communications Studies at McMaster University, a technology endowment fund for the Communications Department at Mohawk College in Hamilton, a new applied degree program for motion picture arts at Red Deer College in Alberta, a communications studies lecture series at the University of Calgary, among many other examples.

COMMUNITY SUPPORT

As a member of Imagine, CanWest sets aside a minimum of 1% of pre-tax profits for cash donations to non-profit organizations and projects that enhance local communities. CanWest’s television and newspaper properties also support their local communities by donating airtime promotion, advertising space, as well as cash, to not-for-profit organizations and charitable events. In-kind donations of valuable advertising space and commercial time on television take the overall CanWest contribution well above the 1% guideline.

In fiscal 2002, $4.5 million in cash donations and over $20 million in airtime and advertising linage were disbursed by CanWest and its operating units to worthy community projects and charitable organizations.

The CanWest head office and the Company’s television and newspaper properties also make generous annual corporate donations to the United Way. The total corporate contributions to companies across Canada were significant in 2002, and all staff are encouraged to participate in employee campaigns. As an additional incentive to employee giving, the Company operates a Matching Gift Program whereby CanWest matches, dollar-for-dollar, employee annual cash donations of up to $200 to registered charities. CanWest’s consistent commitment to the communities it serves has earned it “A Caring Company” designation from the Canadian Centre for Philanthropy.

FOUNDATION SUPPORT FOR LITERACY

With the acquisition of newspapers in 2000, CanWest recognizes that literacy remains an important cause, historically

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

IN 2002, CANWEST LAUNCHED A NATIONAL CAMPAIGN TO RAISE MONEY AND AWARENESS FOR CHILDREN’S LITERACY. NINE CITIES ACROSS CANADA PARTICIPATED IN THE PROGRAM WHICH CULMINATED WITH RAISE-A-READER DAY WHEN THOUSANDS OF VOLUNTEERS FROM CANWEST COMPANIES, PARTNER COMPANIES, AND COMMUNITY PARTNERS TOOK TO THE STREETS AND EXCHANGED NEWSPAPERS FOR DONATIONS TO RAISE-A-READER.

supported by these papers. The Company, therefore, decided to continue this effort. For example, CanWest maintains funding of ABC Canada, a nationally recognized literacy organization, and city papers support various literacy initiatives at the local level. The Company also decided to initiate its own country-wide literacy project and, in October 2002, the CanWest Global Foundation launched its first national fundraising initiative Raise-A-Reader, in support of children’s literacy.

Modeled on the successful Vancouver Sun Raise-A-Reader, which has raised over $600,000 for British Columbia literacy programs since its launch in 1997, the CanWest Global Raise-A-Reader campaign is a locally-based initiative led by the CanWest daily newspaper in each market, supported by its local Global Television station, the city portal of canada.com, and community partners and corporate sponsors. The program includes public service announcements on local Global Television stations and editorial supplements online at canada.com and in city newspapers and the National Post, all promoting awareness of the problem of illiteracy in Canada. This promotional campaign culminates in Raise-A-Reader Day across the country. On that day, columnists from the host newspaper, city officials, Global Television personalities and other local celebrities exchange newspapers on city street corners for donations to Raise-A-Reader. All funds collected through the program stay in the region in which they are raised and are dispersed by a locally appointed independent body to appropriate literacy organizations and programs in the community.

In its inaugural year, the Foundation launched the Raise-A-Reader program in nine cities, including Winnipeg where CanWest partnered with the Winnipeg Sun and National Post to deliver the program. Together CanWest and equally dedicated corporate and other partners and volunteers raised over $440,000 across Canada in support of children’s literacy programs.

GAIL ASPER, PRESIDENT
 CANWEST GLOBAL FOUNDATION

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

OVERVIEW

The Company is an international media company formed under the laws of Canada. In Canada, the Company owns and operates 16 broadcast television stations and several specialty cable channels — including Prime TV and 6 digital specialty channels, 16 metropolitan newspapers, the National Post — a daily Canadian national newspaper, and more than 50 non-daily publications. The Company also owns and operates New Zealand’s TV3, TV4 and CanWest Radio NZ and has a 57.5% economic interest in Australia’s Network TEN, which includes a wholly owned out-of-home advertising company, Eye Corp. The Company also has a 45% interest in the Republic of Ireland’s TV3, and a 29.9% equity interest in Northern Ireland’s UTV. In addition, the Company owns and operates Fireworks Entertainment Inc., an international film and television production and distribution company.

In August 2002, the Company’s Australian operating unit, Network TEN, purchased the remaining 40% of Eye Corp, Australia’s leading out-of-home advertising company, for aggregate cash consideration of approximately A$10 million.

In August 2002, CanWest sold 10 small-to-medium market daily newspapers — as well as certain community papers in Atlantic Canada and Saskatchewan — to G.T.C. Transcontinental Group Ltd. for aggregate cash consideration of approximately $257 million.

In March 2002, the Company completed the purchase of the 50% of the National Post it did not already own for nominal consideration in the form of cash and agreements and undertakings. In October 2001, the Company sold its interest in CKVU (Vancouver) and received cash proceeds of approximately $133 million. In September 2001, the Company sold its 70% interest in CFCF (Montreal) for cash proceeds of $87 million. In August 2001, the Company sold its 50% interest in ROBTv for cash proceeds of $30 million.

In May 2001, the Company concluded the private placement of approximately $720 million in 10-year senior subordinated notes bearing a coupon of 10 5/8%, replacing interim financing arrangements.

In May 2001, through an amalgamation of subsidiaries, the Company acquired the 29.34% minority interest in CanWest Broadcasting Ltd. (“CBL”) which owned Global Television Network stations in British Columbia (CKVU), Manitoba (CKND) and Saskatchewan (CFRE and CFSK) in exchange for Series 2 preference shares of CanWest. CanWest has the option — exercisable for twelve months following the completion of the determination of value of the net sale proceeds of CKVU — to redeem the Series 2 preference shares for cash, or to convert the Series 2 preference shares into subordinate voting shares. The Company expects the redemption or conversion to occur within the next fiscal year. The redemption or conversion price, as the case may be, will be determined in accordance with a formula based on after-tax proceeds from the sale of CKVU, the value of the Manitoba and Saskatchewan television stations, and certain other factors, and has not yet been finally determined, but it is estimated by the Company to be $54.7 million. The former minority shareholders of CBL have commenced a lawsuit against CanWest and certain of its subsidiaries. See Notes 10 and 17 to the consolidated financial statements.

In March 2001, the Company completed a series of transactions through which Granada Media acquired a 45% interest in TV3 (Ireland). While the Company retains a 45% interest in TV3, control of its board of directors is shared with Granada Media.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

In November 2000, the Company acquired CanWest Publications for an aggregate purchase price of approximately $3.1 billion, including certain costs associated with the transaction, and subject to adjustment for working capital. In May 2000, the Company acquired a 72% equity interest in New Zealand’s RadioWorks through a series of purchases on the New Zealand Stock Exchange and, in January 2001, acquired its remaining shares. The aggregate acquisition cost of RadioWorks was $74 million.

In 1997 and 1998, the Company acquired approximately 44% of WIC Western International Communications Inc. (“WIC”). On March 31, 2000, the Company completed a series of transactions with the other shareholders of WIC, which resulted in the division of WIC’s broadcasting, distribution and other businesses among certain of that company’s shareholders. Through these transactions, the Company acquired all of WIC’s shares and retained all of WIC’s broadcast television stations, as well as a 50% interest in ROBTv and certain other assets. The aggregate acquisition cost for the WIC assets acquired was approximately $861 million.

TRENDS

The Company historically derives more than 80% of its revenues from advertising in Canada. For that reason, the Company’s results typically reflect overall activity in the economy. Although advertising markets in North America and throughout the world were affected by the slowing economy, results for the fourth quarter confirm that the Canadian economy continues to improve with a more rapid resumption of economic growth than in other major economies. The rebound in advertising revenues in Canada has been stronger than in the United States or Europe, where spending on advertising continues to grow more slowly.

Feedback from both television and newspaper advertising markets suggest that the improvement in operating results evident in the latter half of fiscal 2002 should continue through the next fiscal year. Bookings for the first quarter of 2003 and into the rest of the fiscal year indicate a sustained strengthening of television and print advertising.

CanWest’s Canadian television stations and metropolitan newspapers are generally the highest rated in prime time and most read papers in their respective markets. In management’s opinion, these attributes enable the Company to sustain its levels of revenue more successfully than its competitors.

APPLICATION OF ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in Canadian dollars and in accordance with Canadian GAAP. The consolidated financial statements include the Company’s accounts and the accounts of its subsidiary companies.

The preparation of financial statements in accordance with Canadian GAAP requires the use of estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingencies. Future events could alter such estimates.

The Company operates in highly competitive markets. The Company has estimated the useful lives of intangible assets and the value of goodwill, based on historical customer patterns, industry trends and existing competitive factors. Significant long-term changes in these factors could result in a material impairment of the value and life of intangible assets and goodwill.

In addition, management estimates ultimate revenue from film and television program to determine amortization and fair values of investments in film and television programs. Actual revenues may differ from these estimates.

In September 2001, the Company, consistent with CICA guidelines, adopted new accounting policies related to accounting for goodwill and intangibles. Goodwill and indefinite life intangibles are no longer amortized and are subject to an annual value impairment test. As a result, the Company recorded a write down of $76 million related to Network TEN’s investment in Eye Corp., $45 million of which was charged to retained earnings at September 1, 2001. In September 2001, the Company adopted recommendations of the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants related to “Accounting by Producers and Distributors of Films” (SOP 00-2). As a result of this change, an adjustment of $125 million was charged to opening retained earnings at September 1, 2001.

During 2001, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) relating to accounting for income taxes. A description of the impact of these changes in accounting policies, and a discussion of new accounting standards of the CICA which impact the Company, is provided in Note 1 to the Consolidated Financial Statements for the years ended August 31, 2002 and 2001.

The Company accounts for its economic interest in Network TEN using the equity method of accounting. Under this method, the Company’s interest in the net earnings (before interest on subordinated debentures) of Network TEN is included in the Company’s consolidated earnings, and an adjustment is made to the carrying value at which the investment is recorded on the consolidated balance sheet. The carrying value of this investment is reduced by any interest on subordinated debentures and dividends received by the Company.

In fiscal 2001, the Company accounted for its 50% interest in the National Post using the equity method. In September 2001, the Company assumed control of the National Post and, thereafter, the Company has consolidated its interest in the National Post.

As a result of the restructuring effective March 31, 2001, the Company changed the accounting for its 45% interest in TV3 Ireland to proportionate consolidation.

THE COMPANY

Fiscal 2002 Compared to Fiscal 2001
The Company’s results were significantly impacted by acquisitions and divestitures in 2002 and 2001. Accordingly, the following discussion includes references to pro forma results. Pro forma results reflect the following transactions as if they had occurred at the beginning of 2001:

•	the acquisition of CanWest Publications including online operations in November 2000;
•	the reorganization of the Company’s interest in TV3 Ireland in March 2001;
•	the acquisition of the remaining 50% interest in the National Post effective March 2002; and,
•	the sale of CKVU effective August 2001.

The following is a reconciliation of actual revenue and EBITDA to pro forma revenue and EBITDA for the year ended August 31, 2001:

	Revenue	EBITDA[1]
	$000	$000

As reported	1,944,775	441,071
CanWest Publications	269,717	87,256
Online operations	1,804	(3,214)
National Post	152,350	(64,869)
TV3 Ireland	(10,735)	(1,014)
CKVU	(68,170)	(21,245)

Pro forma	2,289,741	437,984

[1]	EBITDA is not a recognized measure under Canadian GAAP. Management believes that in addition to net income (loss), EBITDA is a useful supple-mental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net income (loss) determined in accordance with GAAP as an indicator of the Company’s performance. The Company’s method of calculating EBITDA may differ from other companies and, accordingly, EBITDA may not be comparable to measures used by other companies.

The Company reported consolidated revenues of $2,273 million for the year ended August 31, 2002, an increase of $328 million from the actual revenues reported for the previous year, but a decline of $17 million from pro forma revenues of $2,290 million.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

The increase in actual revenue was primarily attributable to the inclusion of twelve months of Publications results in 2002 compared to only nine and a half months in 2001. Pro forma revenues reflect solid increases in Canadian television revenues offset by decreased revenues in Publications and Fireworks Entertainment.

Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $299 million to $1,802 million as a result of the inclusion of a full year of the Publications results. On a pro forma basis, operating expenses (including selling, general, and administrative expenses) decreased $49 million, 3% from $1,852 million in the previous year, reflecting expense reductions in Publications offset by increased expenses in Canadian television operations.

Consolidated operating profits (EBITDA) increased by 7% to $470 million, from $441 million last year. The increase in actual operating profit is the result of the inclusion of twelve months of Publications results partially offset by a reduction due to the sale of CKVU. On a pro forma basis, operating profit increased by 7% over $438 million last year, primarily due to reductions in losses of the National Post.

Actual revenues from Canadian television were down slightly to $688 million from $701 million recorded in the previous year. This was due entirely to the sale of CKVU (Vancouver) effective August 31, 2001. On a pro forma (same station) basis, Canadian television revenues increased by 9% compared to $633 million in fiscal 2001. BCTV was a substantial contributor to the growth in revenue in fiscal 2002, as a result of an additional 40 hours per week of airtime inventory being available for sale following it’s disaffiliation with the CTV network. Operating expenses at Canadian television increased by 5% to $493 million dollars, compared to $472 million in fiscal 2001. On a pro forma basis, which excluded operating expenses associated with CKVU in the previous year, the increase in operating expenses was 16% compared to fiscal

2001. The year-over-year increase reflected higher programming costs arising from the affiliation of BCTV in Vancouver with the Global Television Network, as well as substantial additional investment in programs designed to enhance future ratings performance. Examples include securing a new season of the top-ranked Survivor series, PGA golf and “big event” programming for the Company’s CH stations.

In addition, as part of the CRTC approval, CanWest made substantial investments in local programming at the CH stations in Victoria and Hamilton, which included enhanced news programming and daytime programming. The additional investments resulted in a 6% decline in EBITDA for Canadian television operations to $195 million, from $208 million on a pro forma basis the year before.

The Company’s conventional television operations in Canada continued to be the market leaders in prime time ratings. Outside of high profile sports events, Global Television ranked number one in the country’s largest English speaking markets, with 8 of the top 10 shows in Toronto and 17 of the top 20 shows in Vancouver.

Revenues increased by 27% at Prime, the Company’s top-rated specialty cable channel, to $25 million from $19 million in fiscal 2001. The increase was attributable to a 44.9% increase in advertising sales revenue over the previous year, and an increase in the subscriber base of 6.6% over the previous year.

The Company launched six specialty digital channels in September 2001. Five of the new channels ranked in the top ten of the 47 new digital channels that went on air at that time. At the close of the fiscal year, the Company’s portfolio of Canadian digital channels had approximately 2,000,000 subscribers. Revenue from the specialty digital channels for the eight months following the end of the free preview period was $4 million, with expenses of $8 million, resulting in an operating loss of $4 million.

Global Television launched a new national news service during fiscal 2001 and attracts a substantial number of Canadian television viewers. According to the Broadcast Bureau of Measurement, an average of 773,000 adult Canadians, 18 years or older, tuned into Global National with Kevin Newman in the fall of 2001. By the spring of 2002, Global National with Kevin Newman had increased its adult audience to 802,000, overtaking the late evening CBC National newscast with Peter Mansbridge in numbers of viewers.

Publications group revenues for fiscal 2002, including the National Post, were $1,264 million, a decline of 6% from the pro forma revenues of $1,340 million for the previous year. Newspaper revenues were negatively affected by the impact of the September 11th tragedy on advertising expenditures and the lingering effects of a slowdown in overall advertising markets that began in April 2001. However, the decrease in advertising linage slowed and reversed through fiscal 2002. During the last four months of fiscal 2002, revenues were ahead of the corresponding months of the previous year. Consistent with the prior year, approximately 78% of newspaper revenues are derived from advertising, while circulation represents about 17% of the total.

Compared to last year, on a pro forma basis, operating expenses (including selling, general and administrative expenses) of the Company’s newspaper operations declined by 11% to $972 million as a result of restructuring at the National Post and reduced manning at other newspapers, and an overall drop of 14% in average newsprint costs during the year. Operating costs include the start-up costs associated with the launch of the Reach Canada customer contact centre in Winnipeg which deals with customer service calls for all major newspapers in the group. EBITDA for the newspaper group increased by 18% to $292 million, from the $246 million recorded the previous year on a pro forma basis.

In August 2002, the Company sold a number of newspapers and related assets to G.T.C. Transcontinental Group Ltd. for aggregate cash proceeds of $257 million. The Company determined that these newspapers, which included eleven smaller market daily papers and certain community papers in Atlantic Canada and Saskatchewan, were not central to its multi-platform sales, content and promotion strategy. The newspapers and related assets included in the transaction generated approximately $95 million in revenue and $30 million in EBITDA in fiscal 2002.

The Company’s online operations achieved a significant improvement in EBITDA, cutting losses from $19 million in the previous fiscal year to $7 million in the current year on a pro forma basis. These operations include the web portal, canada.com, and other web based operations. Online revenues for the fiscal year decreased by $1 million to $7.4 million compared to the previous fiscal year on a pro forma basis. The Company achieved substantial efficiency gains, cutting operating expenses to $14 million from $28 million in the previous year on a pro forma basis as a result of technical and physical integration of its online properties.

Revenue from Fireworks Entertainment decreased to $157 million from $182 million recorded the previous year. Operating expenses at Fireworks also declined to $158 million from $168 million the previous year, producing an operating loss of $1 million compared to an operating profit of $14 million in the previous year.

Weak demand for television programming in Europe affected Fireworks’ distribution revenues, particularly in the fourth quarter. Entertainment revenues are also affected significantly by the timing of program and feature film releases which was another significant contributor to the revenue decline experienced in fiscal 2002.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

Current action series including Andromeda, now in production for its third season, and Mutant X, in production for its second season, continue to be well received in the US and international markets. Following the end of the year, Fireworks launched several new television projects, including Adventure Inc., Black Hole High, and A Wrinkle in Time.

Recent award-winning feature films for which Fireworks has secured international distribution rights include The Believer and An American Rhapsody. Other feature film projects now or soon-to-be released include The Man from Elysian Fields with Andy Garcia and Mick Jagger, Me Without You, and Rain.

CanWest’s 45% share of revenues at TV3 in the Republic of Ireland increased 39% to $28 million from $20 million the previous year. CanWest’s share of TV3’s EBITDA was $8 million, more than three times the level of the previous year. Ratings were up 13% in prime time viewing hours, with an 18% growth in all-day ratings at TV3. Improved ratings for locally produced programming, as well as the inclusion of top-rated entertainment programming from Granada Media, contributed substantially to the continued growth at TV3.

Revenues from TV3/4 New Zealand in fiscal 2002 increased by 18% to $69 million from $58 million the previous year. In local currency revenues increased by 9% to NZ$100 million from NZ$92 million in 2001. EBITDA also improved, from an EBITDA loss of $9 million in fiscal 2001 to an EBITDA loss of less than $2 million for the year ended August 31, 2002. Results from New Zealand have been translated at an average exchange rate of $0.6910, an increase of 8% over the prior year’s rate of exchange. A combination of factors contributed to the improved results, including higher ratings, improved advertising market conditions, and higher prices for advertising. A stronger New Zealand dollar also helped to reduce the cost of imported programming.

TV3 gained two points in ad market share to 25% compared to a 23% ad market share in the previous fiscal year. In the last quarter of the year, TV3 achieved the highest share in Auckland, New Zealand’s largest city, with an audience market share of 32.

CanWest Radio in New Zealand continued to make steady progress, increasing both its revenues and EBITDA. EBITDA grew by 14% to $16 million from $14 million in the previous year on revenues of $61 million. It recorded operating expenses of $44 million, a 4% reduction in costs from the previous year.

Financing costs were $377 million for the year ended August 2002, compared to $357 million in the previous year. The increase reflects a full twelve months of financing costs related to the acquisition of the publications properties which occurred late in the first quarter of last year, resulting in only nine and one-half months of the carrying cost associated with the acquisition, partially offset by reduced interest rates and debt repayments in 2002.

Amortization of intangibles and goodwill was reduced to $18 million in 2002, compared to $90 million in the previous year as a result of the adoption of the new accounting policy under which goodwill and indefinite life intangibles are no longer amortized. Amortization of property and equipment increased to $75 million from $61 million as a result of the acquisition of the publishing properties.

In 2002, the Company had investment gains, net of losses on write down of investments, of $32 million. This is comprised of a gain of the sale of CKVU of $68 million, a gain on the sale of Atlantic Canada and Saskatchewan community newspapers of $49 million offset by write downs of $86 million as a result of non temporary declines in fair value of other investments. In the previous year, the net investment gain was $29 million.

The provision for income taxes was $7 million in 2002, compared to a tax recovery of $59 million in 2001. The effective tax rate of 24% is significantly lower than the Company’s statutory rate of 38%, primarily as a result of the non-taxable portion of gains. The previous year’s recovery included a future income tax recovery of $71 million due to reductions in federal and provincial income tax rates enacted during 2001.

In 2002, the Company recorded a recovery from minority interest of $4 million, compared to a charge of $3 million in the prior year. In 2002, the credit is related to the minority interest in the National Post from September 1, 2001 to March 2002. In the prior year the charge related to the minority interest in Radio Works to January 2001.

The Company’s interest in the loss of Network TEN for the year was $12 million, compared to income of $53 million the previous year. The Company’s share of earnings before TEN’s investment losses and write downs was $44 million in 2002, compared to $37 million in 2001, a $7 million, 19% increase. In 2002, our share of TEN’s non-recurring charges included a one-time income tax settlement of $17 million, a goodwill impairment loss related to Eye Corp. of $30 million, and a $9 million write down of investments to fair value. In the prior year, the Company’s share of non-recurring charges included gains on sale of investments of $29 million offset by a loss on the write down of the SCAPE investment of $13 million. Results from TEN have been translated at an average rate of $0.8311, up 4% from the average rate of exchange in 2001. See detailed discussion of Network TEN below.

The Company’s interest in losses of equity accounted affiliates was $2 million for 2002, compared to $14 million in 2001. The 2001 loss is primarily comprised of the Company’s share of the National Post losses. In 2002, the National Post was consolidated.

The Company incurred a $1 million loss from currency translation, realized on distributions declared by Network TEN in 2002, compared to a $7 million loss in 2001. Net earnings for the year were $13 million, or $0.07 per share, compared to $47 million, or $0.27 per share in 2001. Adjusted earnings per share for 2001, excluding the amortization of goodwill and indefinite life intangibles, were $0.68 per share.

Fiscal 2001 Compared to Fiscal 2000

Consolidated revenue increased by $1,213 million, or 166%, to $1,945 million for the year ended August 31, 2001, from $732 million in the previous year. This increase was primarily due to the acquisitions of WIC in March 2000, RadioWorks in May 2000 and CanWest Publications in November 2000.

Total operating expenses (including selling, general and administrative expenses) before amortization, increased by $916 million, or 156%, to $1,504 million for the year ended August 31, 2001, from $587 million for the same period in 2000. This increase was primarily related to the acquisitions of WIC, RadioWorks and CanWest Publications.

EBITDA increased by $297 million, or 205%, to $441 million for the year ended August 31, 2001, from $145 million in the previous year. The increase was primarily attributable to the acquisitions of WIC, RadioWorks and CanWest Publications (excluding the National Post). EBITDA of RadioWorks and CanWest Publications (excluding the National Post) for the period were $10 million and $224 million respectively. Offsetting the effect of these acquisitions were declines in EBITDA from Global Television Network on a same station basis and declines in EBITDA from TV3 and TV4 in New Zealand.

In Canada, revenue from television operations increased $211 million, or 43% for the year, to $701 million from $490 million in fiscal 2000. This increase was due to higher airtime revenue of $236 million as a result of the contributions from the former WIC stations. Revenue from Global Prime increased $5 million, or 37%, from the same period in 2000. On a pro-forma, same station basis, revenue from conventional television decreased $19 million, or 27%. This decline was primarily the result of the 2000 Olympics, which were broadcast on a competing network and delayed the commencement of the fall programming schedule.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

For Canadian broadcast operations, total operating expenses before amortization increased by $149 million, or 46%, to $472 million, from $323 million in the prior year as a result of the acquisition of the WIC television stations.

Revenue from Fireworks Entertainment increased $70 million, or 63%, to $182 million in fiscal 2001 compared to $112 million in fiscal 2000. Several developments contributed to revenue growth, including the delivery of two new television series, Andromeda and Queen of Swords, the success of the feature film Rat Race and increased film and television program library sales — including from the Endemol library, which was acquired in August 2000.

Operating expenses for Fireworks Entertainment increased $64 million, or 62%, to $168 million for fiscal 2001, from $104 million in fiscal 2000, reflecting increased participation by Fireworks in various production and distribution projects.

In New Zealand, revenue from television operations decreased $15 million, or 20%, to $58 million for the year from $73 million in fiscal 2000. Results from New Zealand have been translated at an average rate of $0.638 compared to $0.713 last year, a decline of 11% in the exchange value of the New Zealand currency. Revenue in local currency decreased to NZ$92 million, or 10%, from NZ$102 million in the prior year. The decline was primarily a result of a generally soft market environment and the impact of the Olympics in September 2000.

In New Zealand, total operating expenses before amortization for television operations decreased $5 million, or 7%, to $67 million, from $72 million in the same period the prior year. The decline was mainly attributable to the depreciating value of the New Zealand dollar against the Canadian dollar. In local currency terms, total operating expenses before amortization increased to NZ$106 million, or 5%, from NZ$101 million in fiscal 2000.

Revenue from radio operations in New Zealand increased $27 million, or 90%, to $57 million for the year, up from $30 million in fiscal 2000. The Company acquired 72% of RadioWork’s shares in May 2000 and the remaining 28% in January 2001. RadioWorks contributed $39 million to consolidated revenue in the year ended August 31, 2001. CanWest Radio NZ’s revenue in local currency was unchanged from the prior year.

Total operating expenses before amortization for radio operations in New Zealand increased to $43 million, or 85%, from $23 million in fiscal 2000. In local currency, the increase was NZ$34 million to NZ$67 million from NZ$33 million in the same period in the prior year. The increase was primarily the result of the RadioWorks’ acquisition. Total operating expenses before amortization for RadioWorks were NZ$45 million for the year ended August 31, 2001.

Revenue from TV3 Ireland increased $4 million, or 13%, to $31 million for the year ended August 31, 2001, from $27 million in the same period in fiscal 2000. In March 2001, the Company restructured its interest in TV3 Ireland. As a result, the accounting treatment was changed to a 45% proportionate consolidation from 100% consolidation in previous periods. Results from TV3 Ireland were converted to Canadian dollars at an average rate of $1.7167 for the 12 months, compared to $1.8243 for fiscal 2000, a 6% decline. On a local currency basis, TV3 Ireland’s total revenue grew 62% to Ire£24 million for the 12 months, from Ire£15 million for the same period in the prior year, as TV3 continued to build advertiser support.

TV3 Ireland’s total operating expenses before amortization decreased to $28 million, from $36 million for the same period last year, reflecting the change in accounting treatment from 100% consolidated to 45% on a proportionately consolidated basis. In local currency, TV3 Ireland’s operating expenses increased by Ire£3 million or 14% to Ire£23 million, from Ire£20 million in fiscal 2000.

Revenue of $918 million from the Company’s newspaper group (excluding the National Post) was included in operations for the period from November 16, 2000 to August 31, 2001. On a pro forma basis for the twelve months ended August 31, 2001, the newspaper group generated revenues of $1,188 million, compared to $1,192 million in the previous period. The decline reflected a weakening in the advertising market, which commenced in April 2001, following comparatively strong first and second quarters. Approximately 78% of Publications’ revenues were derived from advertising, while circulation revenues represented 17% of total revenue.

Total operating expenses before amortization of $694 million for the Company’s newspaper group were included in operations for the year ended August 31, 2001, representing the period following the November 16, 2000 acquisition. On a pro forma basis for the twelve months ended August 31, 2001, total operating expenses for the newspaper group were $876 million, which represented no material change compared to the same twelve months in 2000.

A 13% year-over-year increase in newsprint prices was offset by the consolidation of regional printing operations and other cost efficiency gains.

EBITDA losses from CanWest Interactive were $16 million for the fiscal year 2001 on revenues of $7 million. In the fourth quarter, EBITDA losses were reduced to $3 million, reflecting the significant progress achieved in reducing costs through the consolidation and integration of technical platforms under the canada.com brand.

Amortization, including amortization of broadcast licences, circulation, goodwill and capital assets, increased by $113 million to $156 million for the year ended August 31, 2001, from $44 million in the previous year. The increase is a result of the WIC, RadioWorks and CanWest Publications acquisitions. Financing expenses increased $303 million to $357 million for the year ended August 31, 2001, from $54 million in fiscal 2000. The increase reflected a higher level of debt outstanding as a result of the acquisitions of WIC in March 2000, Radio Works in May 2000, and CanWest Publications in November 2000.

Investment gains decreased $73 million to $29 million for the year ended August 31, 2001, from $101 million for the same period the previous year. For the year ended August 31, 2001, the Company recorded gains on the sale of investments of $8 million from the sale of publicly traded common shares of Alliance Atlantis Communications Inc., previously acquired for investment purposes, and of $21 million from the reorganization or the Company’s interest in TV3 Ireland. In fiscal 2000, the Company recorded a gain on the sale of its investment in publicly traded shares of CTV Inc. of $99 million. Dividend income included dividends from Ulster TV of $3 million for the year ended August 31, 2001, substantially unchanged compared to the previous year.

Recovery of income taxes increased $107 million to $59 million for the year ended August 31, 2001, from a charge of $48 million in the previous year. The provision for income taxes reflects a future income tax recovery of $71 million related to reductions in federal and provincial income tax rates enacted during 2001.

The net charge for minority interests increased by $5 million to $3 million, from a credit of $2 million in the same period last year. This increase was primarily the result of the depletion of the minority interest credit related to TV3 Ireland and the inclusion of a charge related to the 28% minority interest in RadioWorks until January 2001.

Interest in earnings from Network TEN declined $20 million, or 27%, to $53 million for the year ended August 31, 2001, from $72 million in the prior year. The decline was attributable to a reduction in revenue resulting from the impact of the 2000 Olympics, broadcast on a competing network, and a generally soft advertising market following the 2000 Olympics.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

Network TEN and Village Roadshow discontinued SCAPE, their online partnership, in March 2001. As a result, Network TEN wrote off its investment in SCAPE in February 2001. The Company’s share of the loss amounted to $13 million. Partially offsetting these decreases were investment gains related to the sale of certain investments and other assets by Network TEN. The Company’s share of these gains was $29 million. Also affecting the result was a decline of 11% in the average rate of exchange of the Australian dollar.

The Company incurred a $7 million loss from currency translation realized on distributions declared by Network TEN in the year ended August 31, 2001, compared to a loss of $1 million in the previous year.

The Company incurred losses from equity accounted affiliates of $15 million for the year ended August 31, 2001, representing the Company’s share of net earnings from CFCF and ROBTv of $2 million offset by its 50% share of losses for the National Post.

Net earnings decreased $131 million, or 74%, to $47 million for the year ended August 31, 2001, compared to $178 million in the same period last year.

CONSOLIDATED QUARTERLY FINANCIAL RESULTS

FOR THE THREE MONTH PERIODS ENDED (UNAUDITED)
(IN THOUSANDS OF DOLLARS, EXCEPT AS NOTED)

	2002				2001

	31-Aug	31-May	28-Feb	30-Nov	31-Aug	31-May	28-Feb	30-Nov

Revenue	484,059	617,014	529,130	642,580	508,382	585,467	514,950	335,976
Operating profit before amortization (EBITDA)	52,512	154,829	91,875	171,090	65,772	158,260	113,448	103,591
Amortization of intangibles and goodwill	4,375	4,375	4,375	4,375	23,904	27,339	24,648	14,268
Other amortization	21,129	20,793	20,580	18,822	19,076	17,217	19,034	10,478
Interest in earnings (loss) of Network TEN	(34,003)	7,989	(5,243)	19,442	34,819	4,969	(4,411)	17,190
Net earnings (loss)	(104,144)	30,688	(21,660)	108,134	(37,048)	32,192	10,473	41,016
Adjusted net earnings (loss)[1]	(104,144)	30,688	(21,660)	108,134	(17,922)	47,123	32,463	55,518
Cash flow from operations[2]	18,228	80,354	99,388	79,761	(9,436)	76,150	109,167	49,083
Earnings per share
Net earnings (loss) per share
Basic	($0.59)	$0.17	($0.12)	$0.61	($0.21)	$0.18	$0.06	$0.26
Diluted	($0.59)	$0.17	($0.12)	$0.60	($0.21)	$0.18	$0.06	$0.26
Adjusted net earnings (loss) per share[1]
Basic	($0.59)	$0.17	($0.12)	$0.61	($0.10)	$0.27	$0.18	$0.36
Diluted	($0.59)	$0.17	($0.12)	$0.60	($0.10)	$0.26	$0.18	$0.35
Cash flow from operations per share[2]
Basic	$0.10	$0.45	$0.56	$0.45	($0.05)	$0.43	$0.62	$0.31
Diluted	$0.10	$0.44	$0.55	$0.44	($0.05)	$0.43	$0.61	$0.31

There were no extraordinary items reported in the last eight quarters.

[1]	Adjusted to exclude the amortization of goodwill and indefinite life intangibles.

[2]	Before changes in non-cash operating accounts and amortization of and investment in film and television programs.

Liquidity and Capital Resources

Cash flow from operations before changes in non-cash working capital and investment in and amortization of investment in film and television programs was $278 million for the year ended August 31, 2002, compared to $225 million for the previous year. Fireworks invested $63 million in film and television programs net of amortization during 2002, compared to $110 million in fiscal 2001.

Distributions of $61 million from Network TEN were included in cash flow from operations in 2002. As a result of losses incurred in 2002, Network TEN will not make a distribution of 2002 earnings. TEN has adopted a policy of interim and final dividends for 2003 which will allow for a distribution to be paid early in the 2003 calendar year.

Cash and short-term investments were $61 million at August 31, 2002, compared to $20 million as of August 31, 2001.

Capital expenditures were $53 million for the year ended August 31, 2002, compared to $50 million for the previous fiscal year. Capital spending in 2002 included investment spending related to the Company’s new printing plant in Montreal, and fit-out of the digital specialty operations, Reach Canada, the Company’s contact centre and the Company’s centralized business services and information technology units. Planned capital expenditures for fiscal 2003 amount to approximately $50 million, including $7 million related to the fit-out of the Company’s central services.

Proceeds from divestitures and the sale of investments, including CFCF, CKVU and community newspapers, amounted to $477 million during 2002. In September 2001, the Company suspended the payment of dividends in favor of debt reduction.

Long-term debt, including the current portion, decreased $402 million during the year ended August 31, 2002 to $3,510 million. The Company made principal payments during 2002 of $511 million, offset by the issuance of $106 million in junior subordinated notes in satisfaction of payment in-kind interest.

The total credit available under the Company’s senior credit facility is $2,397 million, of which the Company had drawn approximately $1,797 million as of August 31, 2002. The facility includes revolving and non-revolving tranches with terms ranging from 6 to 8.5 years. The senior credit facility is collateralized by certain assets of the Company. Scheduled repayments of the Company’s senior credit facility amount to $127 million in fiscal 2003. In addition, the Company has outstanding $720 million in senior subordinated notes maturing in 2011. The senior subordinated notes are guaranteed by certain subsidiaries.

Total leverage under the Company’s senior credit facility was 5.25 times EBITDA for the year ended August 31, 2002, compared to a covenant of 5.75 times.

On May 2002, the Company secured certain amendments to its senior secured credit facility which, under certain conditions, (1) allow greater flexibility to repay the junior subordinated notes, and (2) defer the scheduled step-down of the total leverage ratio from 5.75 times to 5.50 times until February 2004.

The Company has entered into currency and interest rate swaps with certain lenders under its senior indebtedness. The average cost of debt, including junior subordinated notes, after taking into account other financial instruments in place, was 10%.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

At August 31, 2002 the junior subordinated notes payable were $949 million. These notes bear interest at 12 1/8% and mature in 2010. At the Company’s option, interest payments to November 2005 may be paid in cash, by the issuance of additional notes or, subject to conditions, by the issuance of non-voting shares of the Company.

At August 31, 2002, Fireworks Entertainment had term loans outstanding in the amount of US$17 million with maturity dates in 2003, collateralized by rights to certain film and television programs, including an assignment of related accounts receivable. In October 2002, Fireworks closed a US$110 million stand-alone credit facility with a syndicate of lenders. This facility was used to repay existing debt financing and to finance future growth. The facility is a three year revolving facility secured by all assets of Fireworks Entertainment Inc. The loan bears interest at floating rates of LIBOR + 2.25% to 3.5%.

The Company’s primary market risk exposures are interest rate and currency exchange rate risk. The Company is exposed to interest rate risk and currency exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed-rate debt to long-term debt, the Company uses interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross-currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. The Company does not enter into any derivatives for trading purposes.

The Company has fully hedged the currency exposure on all of its U.S. dollar denominated debt, and has fixed the interest rate for the majority of its floating rate debt by entering into a combination of cross-currency swaps and interest rate swaps.

In addition to foreign exchange rate risk on foreign currency denominated debt, the Company is also exposed to some currency risk as a result of having investments and carrying on business in currencies other than the Canadian dollar. All of the Company’s foreign operations are self sustaining, and therefore foreign exchange gains and losses are deferred as a separate component of shareholders’ equity. The Company translates the earnings of equity accounted subsidiaries and affiliates at the average rate of translation of the relevant period. The Company recognizes deferred translation gains and losses as appropriate upon dispositions and/or distributions from such operations. The Company’s primary currency exposure is to variations in the Australian dollar relative to the Canadian dollar as a result of its investment in Network TEN. Currently, the Company does not use derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates.

Based on current operations, the Company believes that cash flow from operations, together with available borrowing capacity under the senior credit facility, will be adequate to meet its anticipated requirements for working capital, capital expenditures, interest payments and its potential obligation to redeem Series 2 preference shares.

Although the Company has no current undertakings or agreements with respect to material acquisitions or investments, from time to time potential acquisitions and investments are evaluated and, to the extent permitted by the terms of senior debt instruments, the Company may make such acquisitions or investments should attractive opportunities arise. The Company expects that the funding for any such acquisitions or investments would come from working capital, borrowing under the senior credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these options.

NETWORK TEN

The Company has a 57.5% economic interest in Network TEN, one of Australia’s three non-government owned national television broadcast networks. While Network TEN’s results are not consolidated into the Company’s financial statements, the Company receives interest payments under Network TEN’s outstanding subordinated debentures, all of which are owned by the Company and dividend payments in respect of the Network TEN shares owned by the Company.

Set forth below is a discussion of Network TEN’s results of operations without giving effect to the Company’s proportionate interest in Network TEN.

Fiscal 2002 Compared to Fiscal 2001

Network TEN television operations in Australia reported a record year in terms of revenues after significant ratings gains for its prime time schedule in both its target demographic of 16-39 year olds and other audience categories. Total revenues increased by 16% to A$587 million, from A$506 million the previous year. This included a record fourth quarter for the television operations of the company.

Operating expenses of the Australian television operation increased by A$60 million, or 17%, to A$416 million for the year ended August 31, 2002, from A$356 million in the same period in the previous year. The increase reflected the investment in a winning program strategy that included the most watched Australian program, Big Brother, and sports programming with wide audience appeal, such as the AFL games.

EBITDA increased by A$22 million, or 15%, to A$172 million for the year ended August 31, 2002, from A$150 million for the same period in the previous year.

Revenue’s from Eye Corp., TEN’s out-of-home operation, increased by A$30 million, or 59%, to A$80 million for the year ended August 31, 2002, from A$50 million the previous year, which included only eight months of Eye Corp. results.

Operating expenses at Eye Corp. increased by 67% to A$78 million, from A$47 million the previous year due to the inclusion of a full year of Eye Corp. results in 2002 compared to eight months in 2001.

EBITDA of Eye Corp. decreased to A$2 million from A$4 million the previous year.

Shortly before the end of the fiscal year, Network TEN acquired the remaining 40% of Eye Corp. for A$10 million. The potential for growth and profits in the out-of-home market remains substantial, but the difficult advertising environment at this time has affected the out-of-home industry more than other media. Acquisition of full ownership and control of the company will enable TEN to make the necessary realignments of management and strategy to realize further efficiencies.

In 2002, Network TEN recorded an investment loss of A$20 million related to the write down of other investments to fair value. In 2001, Network TEN had a net investment income of A$35 million.

As a result of the adoption of new accounting policies under Canadian GAAP no amortization of goodwill and indefinite life intangibles was recorded. In the previous year, amortization of A$14 million was recorded. In 2002, Network TEN recognized a goodwill impairment loss of A$168 million related to its investment in Eye Corp. In accordance with the new accounting policy, A$102 million was recorded as a charge against opening retained earnings, and A$66 million charged against 2002 earnings. The decline in fair value is attributable to weaknesses in the out-of-home advertising market and to certain operational issues.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

Financing expenses, excluding interest in respect of subordinated debentures, increased to A$27 million from A$18 million in the previous year, reflecting higher debt levels.

Income tax expense increased to A$71 million in 2002, compared to A$24 million in 2001 as a result of increased taxable income, as well as the A$36 million settlement with the Australian Tax Office, as described in the following section.

Network TEN’s earnings, excluding interest in respect of subordinated debentures, decreased to a loss of A$23 million for the year ended August 31, 2002, from earnings of A$123 million in the previous year.

Fiscal 2001 Compared to Fiscal 2000

Total revenues increased A$7 million, or 1%, to A$556 million for the year ended August 31, 2001, from A$548 million. Revenues of A$50 million from Eye Corp., in which Network TEN acquired a 60% controlling interest in December 2000, offset declines in television revenues.

Operating expenses before depreciation and amortization increased A$54 million, or 15%, to A$406 million for the year ended August 31, 2001, from A$353 million for the previous year. The increase is primarily attributable to the inclusion of A$47 million in Eye Corp. operating expenses, as well as increased operating costs associated with transmission of digital broadcast signals.

EBITDA decreased A$46 million, or 24%, to A$149 million for the year ended August 31, 2001, from A$195 million for the previous year.

Network TEN’s investment income totaled A$35 million for the year ended August 31, 2001. This included gains on sale of certain listed investments of A$57 million and sale of excess real property of A$7 million. These gains were partially offset by a loss of A$29 million resulting from the write-off of certain of Network TEN’s online investments, primarily the result of the discontinuance of its SCAPE joint ventures.

Amortization expenses increased by A$12 million, to A$25 million for the year ended August 31, 2001, from A$14 million in the previous year. This increase was primarily attributable to the additional amortization resulting from the acquisition of 60% of Eye Corp.

Financing expenses, excluding interest in respect of subordinated debentures, increased to A$18 million for the year ended August 31, 2001, from A$2 million in the previous year, reflecting higher debt levels.

Income tax expense decreased by A$10 million, to A$24 million for the year ended August 31, 2001, from A$34 million in the previous year, as a result of the reduction in earnings.

Network TEN’s earnings, excluding interest in respect of subordinated debentures, decreased by A$25 million, or 17%, to A$123 million for the year ended August 31, 2001, from A$148 million in the previous year.

Liquidity and Capital Resources

Cash flow from operations before changes in non-cash working capital decreased by A$37 million in the 12 months ended August 31, 2002 to A$94 million, compared to the previous year.

Capital expenditures for replacement of capital assets were A$32 million for the year ended August 31, 2002, compared to A$23 million in the same period last year. As required by its existing broadcast licence, Network TEN converted to digital signal transmission in January 2001. The total capital cost of the conversion is estimated at A$80 million, which will be expended over a five year period.

In August 2002, Network TEN acquired the remaining interest in Eye Corp. that it did not already own for A$10 million.

In January 2002, Network TEN paid distributions aggregating A$139 million.

As a result of losses incurred in 2002, Network TEN will not make a distribution of 2002 earnings. TEN has adopted a policy of interim and final dividends for the 2003 fiscal year. This will allow a cash distribution to be paid early in the 2003 calendar year from earnings generated in the first half of fiscal 2003.

As of August 31, 2002, Network TEN had cash on hand of A$12 million, compared to A$22 million as of August 31, 2001.

Network TEN has a credit facility with a syndicate of banks providing for operating and term credit facilities in the aggregate amount of A$700 million. The credit facility is secured by a lien on substantially all of the assets of Network TEN and its subsidiaries. Outstanding loans under Network TEN’s credit facility totaled A$460 million on August 31, 2002.

A longstanding dispute between TEN and the Australian Tax Office (“ATO”) regarding the deductibility of debenture interest paid to CanWest was resolved in August 2002. As a result, the ATO will allow TEN to continue to deduct interest on its subordinated debentures until June 30, 2004. After that date, in accordance with new tax legislation in Australia that will come into effect on July 1, 2004, TEN will no longer be entitled to tax deductions for interest in respect of the subordinated debentures. The settlement resulted in a non-recurring income tax expense of A$36 million in 2002.

REGULATORY STRUCTURE

Television broadcasting is a regulated industry in each of the countries in which CanWest operates. Depending upon the jurisdiction, the Company must meet varying requirements in respect of programming and advertising. All of the broadcasting licences held by the Company are in good standing and the Company is confident of its ability to continue to satisfy the conditions of licence of its various broadcast undertakings. During 2001, the Canadian conventional television licences were renewed for a further seven years, the maximum permitted term.

OUTLOOK

The recession, which remained entrenched through the first half of 2002, seems to have abated in most markets, with Australia and Canada recovering first, both registering robust economic growth, particularly in comparison to the United States. Results to date in fiscal 2003 and forward sales bookings in our Canadian and Australian television operations support management’s expectation that the positive trends in demand for advertising will continue in all markets in the coming year, and that it would be reasonable to anticipate a continuation of the improvement in operating results evident in recent months in Canada and at all of the Company’s international operations.

Integration of the newly acquired newspaper and interactive assets in Canada with the Company’s existing Canadian media assets is already well underway. Nevertheless, considerable additional scope remains to extract full value from the cost reduction and revenue enhancement opportunities available from combining television, newspaper and interactive assets on a national scale in Canada.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

Over the past year, the Company has revamped its national and local sales organizations to take advantage of multi-platform sales opportunities. The Company has created a national promotions team to extract value from the cross-promotion of its various media. The Company also has strengthened its executive capacity to drive the integration of news and information content in order to enhance both the quantity and quality available for all our media outlets. Building on these initiatives will be top operating priorities in 2003.

Initiatives currently underway will provide the Company’s newspaper publishers with the means to improve overall information content with enhanced local reporting and access to more and better quality national and international reporting and quality features through the facilities of an expanded CanWest news service and national news network. The tremendous success of Global National with Kevin Newman, and the Global Sunday current affairs program also provide valuable platforms on which to build a more competitive television news and public affairs franchise. All of these initiatives will improve the competitive position of CanWest Canadian media operations and should contribute to improved earnings in future years.

Debt reduction remains the Company’s senior corporate priority. With a reduction of over $500 million in senior debt achieved over the past year, and with the expectation of improved operating results and significant additional potential to generate cash from the sale of other non-core assets, the Company anticipates a significant opportunity to reduce debt further in fiscal 2003.

Higher ratings and market shares of Canadian television operations at Global, as well as at the Company’s international operations, should contribute to continued increased revenues and EBITDA profits as advertising markets recover. In Canada investments in new programming such as PGA Golf, acclaimed mini-series such as Band of Brothers and continued strong performance from the prime time schedules should help Global and CH to remain the first choice among conventional television alternative for Canadian advertisers. The success of the Company’s new digital specialty channels, in particular Fox SportsWorld and LoneStar, have diversified the Company’s offering to Canadian advertisers and will become increasingly important as the number of subscribers to digital television services continues to grow.

In March 2003, the Company will add to that diversified offering with the inclusion of a jazz themed digital channel, COOL TV and the launch of CanWest’s first Canadian radio station COOL 99.1 FM in the Company’s home city of Winnipeg. The inclusion of radio and music-themed television programming will add to the range of multi-platform offerings to Canadian advertisers.

In sum, the combination of reduced unit costs, solid ratings performance in television, improving advertising markets for both television and newspapers, the immediate prospects are for sustained positive momentum in revenues and EBITDA. Further progress in the reduction of corporate debt should reduce interest costs, improve the Company’s balance sheet and contribute to higher profits going forward.

Differences Between Canadian GAAP and U.S. GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from United States GAAP. The significant differences relevant to the Company are discussed in detail in Note 20 of Notes to the Consolidated Financial Statements for the years ended August 31, 2002 and August 31, 2001.

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The  accompanying financial statements were prepared by the management of the Company, which is responsible for the integrity and objectivity of the information contained therein. The statements have been prepared by qualified personnel in accordance with policies and procedures established by management. The Company’s procedures and related internal control systems are designed to provide assurance that accounting records are reliable and to safeguard the Company’s assets.

In management’s opinion, the consolidated financial statements fairly reflect the financial position of the Company, the results of its operations and cash flow, and are prepared in accordance with generally accepted accounting principles.

In addition to the consolidated financial statements, management has prepared unaudited combined financial information, which includes the accounts of the Company’s investment in Network TEN on a proportionately consolidated basis, which are supplementary to the consolidated financial statements. Management believes that the unaudited combined financial information provide additional meaningful information regarding the magnitude and impact of the Company’s investment in Network TEN.

PricewaterhouseCoopers LLP, as the Company’s external auditors, have audited the consolidated financial statements, and their report can be found on page 37. Their opinion is based upon an examination conducted in accordance with generally accepted auditing standards in Canada and a review of certain of the Company’s accounting policies and procedures and internal control systems. Based upon the evaluation of these systems, the external auditors conduct appropriate tests of the Company’s accounting records and obtain sufficient audit evidence to provide reasonable assurance that the financial statements are presented fairly, in all material respects, in accordance with Canadian generally accepted accounting principles.

The Audit Committee, none of the members of which are officers of the Company, meets at various times throughout the year and reviews the Company’s consolidated financial statements before recommending them to the Board of Directors for approval. It also reviews reports prepared by the external auditors of the Company on the Company’s accounting policies and procedures and internal control systems. The Audit Committee recommends the appointment of the Company’s external auditors, who are appointed annually by the Company’s shareholders.

JOHN MAGUIRE
V.P. FINANCE AND
CHIEF FINANCIAL OFFICER
NOVEMBER 1, 2002

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

AUDITOR’S REPORT

To the Shareholders of CanWest Global Communications Corp.

We have audited the consolidated balance sheets of CanWest Global Communications Corp. as at August 31, 2002 and August 31, 2001 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and August 31, 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PRICEWATERHOUSECOOPERS LLP
CHARTERED ACCOUNTANTS
WINNIPEG, CANADA
NOVEMBER 1, 2002

CONSOLIDATED STATEMENTS OF EARNINGS

      FOR THE YEARS ENDED AUGUST 31

	2002	2001
	$000	$000

Revenue	2,272,783	1,944,775
Operating expenses	1,244,263	1,121,392
Selling general and administrative expenses	558,214	382,312

	470,306	441,071
Amortization of intangibles and goodwill	17,500	90,159
Amortization of property, plant and equipment	74,654	60,565
Other amortization	6,670	5,240

	371,482	285,107
Financing expenses	(376,632)	(356,755)
Investment gains net of write-down of investments	32,043	28,630
Dividend income	3,241	2,952

	30,134	(40,066)
Provision for (recovery of) income taxes	7,108	(59,019)

Earnings before the following	23,026	18,953
Minority interests	4,330	(3,196)
Interest in earnings (loss) of Network TEN	(11,815)	52,567
Interest in loss of other equity accounted affiliates	(1,523)	(14,491)
Realized currency translation adjustments	(1,000)	(7,200)

Net earnings for the year	13,018	46,633

Net earnings per share
Basic	$0.07	$0.27
Diluted	$0.07	$0.27

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

CONSOLIDATED BALANCE SHEETS

AS AT AUGUST 31

	2002	2001
	$000	$000

ASSETS
Current Assets
Cash	61,090	19,489
Accounts receivable	470,246	475,618
Income taxes recoverable	33,334	—
Inventory	19,836	30,817
Investment in film and television programs	98,096	96,385
Future income taxes	30,013	33,243
Other	13,726	17,840

	726,341	673,392
Investment in Network TEN	4,494	107,210
Other investments	162,361	415,413
Investment in film and television programs	317,176	355,994
Property, plant and equipment	679,224	707,811
Other assets	103,975	130,966
Intangibles	1,096,458	1,080,412
Goodwill	2,631,099	2,828,022

	5,721,128	6,299,220

LIABILITIES
Current Liabilities
Bank loans and advances	—	28,999
Accounts payable	164,988	131,542
Accrued liabilities	227,104	268,891
Income taxes payable	—	1,175
Film and television program accounts payable	64,834	45,084
Deferred revenue	60,596	75,970
Current portion of long term debt	172,753	116,500

	690,275	668,161
Long term debt	3,337,163	3,795,262
Other accrued liabilities	86,217	88,809
Future income taxes	431,562	440,992

	4,545,217	4,993,224

SHAREHOLDERS’ EQUITY
Capital stock	896,422	896,313
Contributed surplus	3,647	3,647
Retained earnings	317,376	475,053
Cumulative foreign currency translation adjustments	(41,534)	(69,017)

	1,175,911	1,305,996

	5,721,128	6,299,220

The notes constitute an integral part of the consolidated financial statements.

Signed on behalf of the board

Director

Director

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

      FOR THE YEARS ENDED AUGUST 31

	2002	2001
	$000	$000

Retained earnings — beginning of year, as previously reported	475,053	529,112
Adjustment for adoption of new accounting pronouncements	(170,695)	(5,164)

Retained earnings — beginning of year, as adjusted	304,358	523,948
Net earnings for the year	13,018	46,633
Dividends
Cash	—	(49,003)
Stock	—	(46,525)

Retained earnings — end of year	317,376	475,053

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31

	2002	2001
	$000	$000

CASH GENERATED (UTILIZED) BY:
Operating activities
Net earnings for the year	13,018	46,633
Items not affecting cash
Amortization	108,765	166,979
Interest paid in kind	105,790	75,947
Future income taxes	11,209	(97,281)
Interest in (earnings) loss of Network TEN	11,815	(52,567)
Interest in loss of other equity accounted affiliates	1,523	14,491
Minority interests	(4,330)	3,196
Realized currency translation adjustments	1,000	7,200
Investment gains net of write-down of investments	(32,043)	(28,630)
Write-off of deferred financing fees	—	17,900
Distributions from Network TEN	60,984	71,096

	277,731	224,964
Investment in film and television programs	(194,619)	(267,437)
Amortization of film and television programs	132,033	157,629
Other changes in non-cash operating accounts	(55,554)	(51,406)

	159,591	63,750

Investing activities
Acquisitions	—	(2,007,291)
Other investments	(5,187)	(1,733)
Proceeds from sale of other investments	87,000	65,596
Proceeds from divestitures	390,059	32,454
Purchase of property and equipment	(53,338)	(49,641)

	418,534	(1,960,615)

Financing activities
Dividends paid	—	(49,003)
Issuance of long term debt	3,255	3,903,291
Repayment of long term debt	(510,889)	(2,030,988)
Issuance of share capital	109	4,012
Net change in bank loans and advances	(28,999)	12,744

	(536,524)	1,840,056

Net change in cash	41,601	(56,809)
Cash and cash equivalents — beginning of year	19,489	76,298

Cash and cash equivalents — end of year	61,090	19,489

Cash flow per share
Basic	$1.57	$1.31
Diluted	$1.52	$1.31

The notes constitute an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001

1. SIGNIFICANT ACCOUNTING POLICIES

The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, out-of-home advertising, production and distribution of film and television programming and internet websites in Canada, Australia, New Zealand, Ireland and Northern Ireland. The Company’s operating segments include television and radio broadcasting, entertainment and publishing and online operations. In Canada, the Television Broadcasting segment includes the operation of the Global Television Network, Global Prime and various other conventional and specialty channels. The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers, community newspapers and the National Post, as well as operation of the canada.com web portal and other web-based operations. The Entertainment segment includes the operation of Fireworks Entertainment, a producer and distributor of film and television programs. The New Zealand Television Broadcasting segment includes the operations of the TV3 and TV4 Television Networks. The New Zealand Radio Broadcasting segment includes the More FM and RadioWorks radio networks. The Irish Television Broadcasting segment includes the Company’s 45% interest in the Republic of Ireland’s TV3 Television Network. The Corporate and Other segment includes the Company’s 57.5% economic interest in The TEN Group Pty Limited, which owns and operates Australia’s TEN Television Network (“Network TEN”) and various portfolio investments in media operations, including a 29.9% equity interest in Northern Ireland’s Ulster Television plc (“UTV”).

The Company’s broadcast customer base is comprised primarily of large advertising companies who place advertisements with the Company on behalf of their customers. Publishing revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenues are seasonal. Revenues are highest in the first and third quarters, while expenses are relatively constant throughout the year.

A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 20.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, and the Company’s pro rata 45% share of the assets, liabilities, and results of operations of TV3 Ireland from March 28, 2001, the date when it ceased to be a subsidiary and became a jointly controlled enterprise.

INVESTMENTS

The Company accounts for its investment in Network TEN, ROBTv (to the date of its sale on August 31, 2001) and CF Television Inc. (to the date of its sale on September 12, 2001), mentv and Mystery using the equity method. The Company’s accounting for its investment in The National Post Company is described in note 2.

Other investments are recorded at the lower of cost and net realizable value. A provision for loss in value of other investments is made when the decline in current market values is considered other than temporary.

INVESTMENT IN FILM AND TELEVISION PROGRAM RIGHTS

a) Broadcast rights
The Company has entered into various agreements for the rights to broadcast certain feature films and television programs. The Company records a liability for broadcast rights and the corresponding asset when the programs are available for telecast. Broadcast rights are charged to operations as programs are telecast over the anticipated period of use. Broadcast rights are carried at the lower of unamortized cost and net recoverable value based on discounted future cash flows.

b) Film and television programs

Investment in film and television programs represents the unamortized costs of film and television programs that have been produced by the Company, or for which the Company has acquired distribution rights. Included in investment in film and television programs are film and television programs in progress and in development, and acquired film and television program libraries. Costs of completed film and television programs include all production costs and capitalized interest, which are expected to be recovered from exploitation, exhibition or licencing. Film and television programs in progress represent the accumulated costs of productions that have not yet been completed by the Company.

Costs of film and television programs in development represent expenditures made on projects prior to production, including investments in scripts. Advances or contributions received from third parties to assist in development are deducted from these costs. Upon commencement of production, development costs are reclassified to investment in film and television programs. Development costs are written off at the earlier of when determined not to be recoverable and three years following the year incurred. Costs of advertising and marketing are expensed as incurred.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

Amortization of investment in completed films and television programs and accrual of participation costs are calculated using the individual film forecast computation method, based on the ratio that current period revenue earned from the film and television programs bears to management’s estimate of ultimate revenue expected to be recognized from the exploitation of the film or television program.

Estimates of ultimate future revenue are prepared on a title-by-title basis and reviewed periodically based on current market conditions. For episodic television series, until ultimate revenue estimates include revenues from secondary markets, capitalized costs for each episode are limited to the amount of revenue contracted for each episode. Ultimate revenue includes estimates of secondary market revenue only when the Company can demonstrate through its experience or industry norms, that the number of episodes already produced, plus those for which a firm commitment exists and the Company expects to deliver, can be licenced successfully in the secondary market. Ultimate revenue estimates include revenues for up to ten years for film and television programs produced by the Company, and up to 20 years for acquired libraries.

The valuation of film and television programs, including acquired film libraries, is reviewed on a title-by-title basis. When an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost, the fair value is determined using management’s estimate of discounted future cash flows. A write-down is recorded equivalent to the amount by which the unamortized costs exceeds the estimated fair value of the film or television program.

FOREIGN CURRENCY TRANSLATION

The Company’s operations in Australia, New Zealand and Ireland represent self-sustaining foreign operations, and the respective accounts have been translated into Canadian dollars in accordance with the current rate method. Assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, and revenue and expenses are translated on the basis of average exchange rates during the periods. Any gains or losses arising from the translation of these accounts are deferred and included as a component of shareholders’ equity as cumulative foreign currency translation adjustments. An applicable portion of these deferred gains and losses is included in the determination of net earnings when there is a reduction of the net investment.

PROPERTY AND EQUIPMENT

Property, plant and equipment are recorded at cost. Amortization is provided over the assets’ estimated useful lives on a straight-line basis at the following annual rates:

Buildings	2 1/2%	—	5%
Machinery and equipment	4%	—	33 1/3%
Leasehold and land improvements	2 1/2%	—	20%

INTANGIBLE ASSETS

Broadcast licences, newspaper mastheads, circulation and other intangible assets are recorded at their cost which represents the fair market value at the date of the acquisition.

Circulation and other finite life intangibles are amortized over periods from 5 to 40 years. Intangibles with indefinite lives are not subject to amortization and are tested for impairment annually. Impairment of indefinite life intangibles is tested by comparing the fair value of the intangible asset to its carrying value.

GOODWILL

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Effective September 1, 2001, goodwill is not subject to amortization, whereas previously goodwill was amortized over a 40 year period. Goodwill is tested for impairment annually by comparing the fair value of goodwill assigned to a particular reporting unit to its carrying value.

PRE-OPERATING COSTS

Pre-operating costs incurred in new business undertakings are deferred prior to the commencement of commercial operations, which is generally the time at which subscriber revenues commence. Pre-operating costs are amortized over a period of five years.

REVENUE RECOGNITION

Revenue derived from broadcasting activities consists primarily of the sale of airtime which is recognized at the time commercials are broadcast. Circulation and advertising revenue from publishing activities is recognized when the newspaper is delivered. Subscription revenue is recognized on a straight-line basis over the term of the subscription.

Revenue derived from the sale or licencing of film and television program distribution rights is recognized when all of the following conditions are met: persuasive evidence of a sale or licensing arrangement exists; the film is complete and has been delivered or is available for immediate and unconditional delivery; the licence period has begun; the fee is fixed or determinable and collection of the fee is reasonably assured.

Amounts received or receivable and not yet recognized as revenue are included in deferred revenue.

INCOME TAXES

The asset and liability method is used to account for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

Income taxes on unremitted earnings of Network TEN are provided at rates applicable to distributions. Income taxes on unremitted earnings of foreign operations other than Network TEN are not provided as such earnings are expected to be indefinitely reinvested.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

INVENTORY

Inventory, consisting primarily of printing materials, is valued at the lower of cost and net realizable values.

PENSION PLANS AND POST RETIREMENT BENEFITS

The Company maintains a number of defined benefit and defined contribution pension plans. For the defined benefit plans, the pension expense is determined using the projected benefit method prorated based on service. For the defined contribution plans, the pension expense is the Company’s contribution to the plan. The Company also maintains post retirement benefit plans for certain of its employees, the cost of which is expensed as benefits are earned by the employees.

CASH AND CASH EQUIVALENTS

For the purpose of the statements of cash flows, cash includes cash and short-term investments with maturities at the date of purchase of up to three months.

PER SHARE CALCULATIONS

Basic earnings and cash flow per share are calculated using the daily weighted average number of shares outstanding. Cash flow is defined as cash flow from operations excluding amortization of film and programs, investment in film and television programs and changes in non-cash operating accounts.

Diluted earnings and cash flow per share are calculated using the daily weighted average number of shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year, or when the underlying options or convertible securities were granted or issued, if later. The treasury stock method is employed to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of options to acquire shares.

Basic earnings per share was calculated based on weighted average shares outstanding for 2002 of 176,957,000 (2001 — 171,421,000). The dilutive effect of outstanding stock options in 2002 is 27,000 shares (2001 — 130,000 shares). The dilutive effect of preference shares is 5,275,000 shares (2001 — 659,000 shares) resulting in a denominator for diluted earnings per share of 182,259,000 (2001 — 172,210,000). The Company had 1,721,000 options outstanding in 2002 which would have been anti-dilutive (2001 — 971,000 options).

STOCK-BASED COMPENSATION PLANS

The Company has share-based compensation plans as described in note 10. The Company utilizes the intrinsic value approach to accounting for stock-based compensation. No compensation expense is recognized for these plans when the options are issued. Any consideration paid by employees on exercise of stock options is credited to share capital.

The following are pro forma results as if the Company had applied the fair value based method of accounting for stock-based compensation.

The fair value of the options granted during 2002 was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield (2001 — 2%), an expected volatility of 40% (2001 — 60%), risk free interest rates of 4.8% to 5.4% (2001 — 5.4% to 5.6%) and an expected life of 6 to 9 years (2001 — 6 to 9 years).

The total fair value of 233,458 stock options that were granted by the Company during 2002 was $1,542,300 (during 2001, 240,440 stock options were granted with a total fair value of $1,969,000). The proforma cost of stock compensation expense for the year ended August 31, 2002 would be $2,303,000 (2001 — $1,229,000). A value of $4,548,000 will be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings and diluted earnings per share for the year ended August 31, 2002 are $10,715,000 and $0.06 respectively (2001 — $45,404,000 and $0.26).

The effects of applying this method in the proforma disclosure are not indicative of future amounts. The Company’s proforma disclosure does not apply to awards prior to 1996, and additional awards in future years are anticipated.

FINANCIAL INSTRUMENTS

The Company uses various financial instruments to reduce its exposure to fluctuations in interest and U.S. currency exchange rates. The Company does not hold or issue any derivative financial instruments for speculative trading purposes. The interest differential to be paid or received under interest rate swap agreements is recognized as an adjustment to interest expense. The Company translates its U.S. denominated debt that is hedged by cross-currency swaps at the rate implicit in the swap agreement.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingencies. Future events could alter such estimates in the near term.

The Company operates in highly competitive markets. The Company has estimated the useful lives of intangible assets and the value of goodwill, based on historical customer patterns, industry trends and existing competitive factors. Significant long-term changes in these factors could result in a material impairment of the value and life of intangible assets and goodwill.

In addition, management estimates ultimate revenue from film and television programs to determine amortization and fair values of investments in film and television programs. Actual revenues may differ from these estimates.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

CHANGES IN ACCOUNTING POLICIES

a) Income taxes
On September 1, 2000 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3465, Income Taxes, which replaced the deferral method with the asset and liability method of tax allocation. The Company has applied the change retroactively, restating prior years. The cumulative effect of the change on opening retained earnings at September 1, 2000 was a $5.2 million reduction.

b) Business combinations, intangibles and goodwill

In July 2001, the Accounting Standards Board of the CICA issued Handbook Section 1581, Business Combinations, and Handbook Section 3062, Goodwill and Other Intangibles.

Under Section 1581, all business combinations initiated after June 30, 2001, must be accounted for as a purchase. In addition, the standards require classification of carrying amounts of goodwill and other intangibles related to purchase business combinations in accordance with the new definitions of intangibles. The standard requires intangibles assets to be recognized separately from goodwill if an asset arises from contractual or other legal rights, or is separable. These provisions are applicable to business combinations consummated after June 30, 2001 and for any recognized intangibles acquired in a business combination prior to July 1, 2001 when Section 3062 is first applied. This section was adopted by the Company on September 1, 2001 and applied prospectively.

On September 1, 2001, the Company adopted Section 3062, Goodwill and Other Intangibles. As a result of adopting the new standard, goodwill and certain intangibles with indefinite lives, including newspaper mastheads and broadcast licences, are no longer amortized. Circulation and other intangibles are amortized over periods from 5 to 40 years. As a result of applying the new standards, no impairment in intangibles with indefinite lives or goodwill have been identified at the Company or any of its subsidiaries. However, an initial goodwill impairment was identified by Network TEN in its reporting unit, Eye Corp., resulting in a charge to the Company’s retained earnings of $45.3 million (net of income tax recoveries of $2.5 million). In addition, as a result of events occurring after the beginning of 2001, a goodwill impairment of $30.2 million (net of income tax recoveries of $2.0 million) has been reflected in the Company’s interest in loss of Network TEN in the Company’s statement of earnings for the period ended August 31, 2002 (see note 3).

This change in accounting policy has been applied prospectively commencing September 1, 2001. The tables below provide a reconciliation of previously reported 2001 earnings to net earnings adjusted to exclude amortization of goodwill and intangible assets with indefinite lives.

	2002	2001
	$000	$000

Reported net earnings for the year	13,018	46,633
Amortization of goodwill and indefinite life intangibles, net of tax of $11,975 for the year ended August 31, 2001	—	64,338
Amortization of goodwill and indefinite life intangibles in equity accounted affiliates, net of tax of nil	—	6,211

Net earnings for the year adjusted to exclude amortization expense recognized in 2001	13,018	117,182

Net earnings per share:
Reported net earnings
Basic	$0.07	$0.27
Diluted	$0.07	$0.27
Adjusted net earnings
Basic	$0.07	$0.68
Diluted	$0.07	$0.68

c) Accounting for film and television programs

In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 00-2 “Accounting by Producers or Distributors of Films” (“SOP 00-2”). SOP 00-2, established new accounting standards for producers or distributors of films, including changes in revenue recognition, capitalization and amortization of costs of films and television programs and accounting for development, overhead and other exploitation costs, including advertising and marketing expenses.

The Company has retroactively adopted SOP 00-2 effective as of September 1, 2001. Prior years’ financial statements have not been restated, as the effect of the new policy on prior periods was not reasonably determinable. Accordingly, opening retained earnings for the year ended August 31, 2002 was reduced to reflect the cumulative effect of the accounting change in the amount of $125.4 million (net of income taxes of $nil).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

The principal changes as a result of applying SOP 00-2 are as follows:

Cash outflows incurred to acquire, produce and develop film and television programs, which were previously presented under investing activities in the consolidated statement of cash flows, are presented under cash flows from operating activities.

Advertising and marketing participation costs, which were previously capitalized to investment in film and television programs and amortized using the individual film forecast method, are now expensed as incurred. This change resulted in a reduction of $26.0 million in investment in film and television programs and a reduction of $9.2 million in other assets.

Ultimate revenue includes estimates of revenue that are expected to be recognized from the exploitation, exhibition and sale of a film or program in all markets and territories, subject to certain limitations. These limitations include certain exclusions for estimates of secondary market revenue that were previously included by the Company in ultimate revenue. This change resulted in a reduction of $18.6 million to investment in film and television programs.

The valuation of investment in film and television programs is reviewed on a title-by-title basis when an event or change in circumstances indicate that the fair value of a film or television program is less than its unamortized cost. The fair value of the film or television program, previously determined using an undiscounted expected future revenue approach, is now determined using management’s future revenue estimates and a discounted cash flow approach. A write-down is recorded equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film or television program. This change resulted in a reduction of $69.0 million in investment in film and television programs.

Development costs related to overall deals that cannot be identified with specific projects, which were previously capitalized, are now expensed as incurred. This change resulted in a reduction of $2.6 million in investment in film and television programs.

The effect of this change in accounting policy on the Company’s net earnings for 2002 is not readily determinable.

PROPOSED ACCOUNTING POLICIES

Foreign currency translation and hedging relationships
In November 2001, the Accounting Standards Board of the CICA approved amendments to Handbook Section 1650, Foreign Currency Translation, and a new accounting Guideline, Hedging Relationships. The amendments to Section 1650, applicable for the Company in fiscal 2003 with retroactive application, eliminate the deferral and amortization method for unrealized translation gains and losses on non-current monetary assets and liabilities and require the disclosure of exchange gains and losses included in net income. The Guideline, applicable for the Company in fiscal 2004, deals with the identification, documentation and designation and effectiveness of hedges. The impact of implementing these changes is not expected to be significant.

2. ACQUISITIONS AND DIVESTITURES

ACQUISITIONS

a) Effective March 31, 2002, the Company acquired the remaining 50% interest in The National Post Company not already owned. The purchase price consisted of cash and other consideration in the form of agreements and undertakings, exchanged by the parties, which had a nominal value. In addition, the vendor agreed to provide $22.5 million to fund losses and cash requirements of The National Post Company to March 31, 2002. In September 2001, the Company assumed control of the National Post; therefore, the Company changed its method of accounting for the National Post to a consolidation basis from an equity basis.

b) In April 2001, through an amalgamation of CanWest Broadcasting Ltd. (“CBL”), the 29.34% minority interest in CBL was exchanged for 21,783 Series 2 preference shares of the Company, rendering CBL a wholly owned subsidiary. The redemption and conversion value of the shares is based on valuations which have not been finally determined and was estimated at $50.0 million. As at August 31, 2002, the estimated redemption and conversion value is $54.7 million.

c) In January 2001, the Company acquired the shares of RadioWorks that it did not already own. The cost to acquire this 28% interest was $21.8 million.

d) On November 16, 2000, the Company acquired substantially all of the Canadian newspaper and other Canadian media assets including a 50% interest in the National Post (“CanWest Publications”) of Hollinger International Inc. and certain of its affiliates (“Hollinger”) for consideration of approximately $3.1 billion, including certain costs related to the acquisition.

The purchase price is subject to adjustment based on the working capital of CanWest Publications at August 31, 2000 and the results of its operations from September 1, 2000 to November 16, 2000. The amount of such adjustment is subject to negotiation between the parties and has not been finally determined. When finalized, the working capital adjustment payable or refundable will increase or decrease the amount of goodwill recorded on the acquisition.

The Company partially financed the acquisition and refinanced certain existing credit facilities by entering into a new senior secured credit facility, of which the Company had drawn approximately $2.5 billion at closing. In addition, the Company issued US$425.0 million and $60.7 million in senior subordinated notes, and approximately $767.0 million in subordinated notes payable to Hollinger. The Company also issued 2.7 million Series 1 preferred shares and 24.3 million non-voting shares to Hollinger.

During the year ended August 31, 2002, the Company adjusted the allocation of the purchase price based on valuations of intangibles which were completed in the year. This resulted in an increase in mastheads, circulation and other intangibles, a reduction in goodwill and an increase in the future tax liability. The prior period was restated to reflect this reallocation.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

The Company accounted for these acquisitions using the purchase method. As such, the results of operations reflect the revenues and expenses of the acquired operations since the dates of acquisition.

A summary of the fair value of assets acquired is as follows:

	2002	2001

	National Post[1]	CanWest Publications[2]	RadioWorks	CBL		Total
	$000	$000	$000	$000		$000
Current assets	50,257	324,382	—	—		324,382
Property, plant and equipment	12,436	537,053	—	—		537,053
Other investments	—	101,561	—	—		101,561
Other assets	—	67,412	—	—		67,412
Circulation and other intangibles	10,700	129,300	—	—		129,300
Newspaper mastheads and broadcast licences	35,000	330,000	—	25,466		355,466
Goodwill	62,987	2,101,619	16,928	—		2,118,547

Total assets	171,380	3,591,327	16,928	25,466		3,633,721

Current liabilities	(50,665)	(294,856)	—	—		(294,856)
Other accrued liabilities	—	(10,000)	—	—		(10,000)
Future income taxes	(14,600)	(158,587)	—	—		(158,587)
Minority interests	(22,500)	—	4,842 [3]	24,534	[3]	29,376

Total liabilities	(87,765)	(463,443)	4,842	24,534		(434,067)

	83,615	3,127,884	21,770	50,000		3,199,654

Consideration:
Cash	—	1,985,521	21,770	—		2,007,291
Shares	—	375,516	—	50,000		425,516
Note payable	—	766,847	—	—		766,847
Carrying value of The National Post Company investment at date of acquisition	83,615	—	—	—		—

	83,615	3,127,884	21,770	50,000		3,199,654

[1]	The remaining 50% interest at acquisition of control, September 1, 2001.

[2]	Including a 50% interest in National Post.

[3]	The allocation of consideration to minority interests represents the extinguishment of those interests.

DIVESTITURES

a) On August 7, 2002, the Company sold its interest in community newspapers and related assets in Atlantic Canada and Saskatchewan for cash proceeds of $257.0 million. The accounting gain on this sale was $48.9 million; assets and liabilities disposed amounted to $227.3 million and $19.2 million, respectively.

b) On October 31, 2001, the Company completed the sale of CKVU Sub Inc., and received proceeds of $133.0 million. The accounting gain on the sale was $67.7 million; assets and liabilities disposed amounted to $84.1 million and $18.8 million, respectively.

c) On September 12, 2001, the Company completed the sale of CF Television Inc., and received proceeds of $87.0 million. No gain or loss arose from this transaction; assets and liabilities disposed amount to $87.0 million and nil, respectively.

d) On August 31, 2001 the Company sold its 50% interest in ROBTv for $30.0 million. No gain or loss arose from this sale; assets and liabilities disposed amount to $30.0 million and nil, respectively.

e) On March 28, 2001, the Company restructured its controlling interest in TV3 Ireland through a series of transactions, which included: (i) the repayment by TV3 Ireland of loans made by the Company and another minority investor, (ii) the exercise of certain call options by the Company and (iii) the acquisition by Granada Media plc of a 45% interest in TV3 Ireland from the Company and another minority investor. The Company received cash, net of the call price and including repayment of loans made to TV3 Ireland of $32.5 million and recorded a gain on disposition of $30.7 million. The Company and Granada Media plc also entered into a joint venture agreement to jointly control TV3 Ireland. As a result, effective March 28, 2001, the Company began to proportionately consolidate its 45% interest in TV3 Ireland.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

3. INVESTMENT IN NETWORK TEN

The Company owns approximately 15% of the issued ordinary shares and all of the convertible debentures and subordinated debentures of Network TEN, an Australian television broadcast network. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of Network TEN’s ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay a market linked rate of interest. The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 57.5% of all distributions paid by Network TEN. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 50% of the issued and outstanding shares of Network TEN at the time of conversion.

As a result of its contractual right to representation on Network TEN’s board of directors and other factors, the Company accounts for its interest in Network TEN on the equity basis. The Company has appointed three of the thirteen members of the board of directors of Network TEN.

The following selected consolidated financial information of Network TEN has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

SUMMARY CONSOLIDATED BALANCE SHEETS

	2002	2001
	$000	$000

Assets
Current assets	285,303	192,460
Other assets	4,825	7,893
Property, plant and equipment	71,875	61,967
Long term investments	2,188	17,516
Intangibles	246,305	245,721
Goodwill	49,304	215,615

	659,800	741,172

Liabilities and Shareholders’ Equity
Current liabilities	191,736	194,813
Other long term liabilities	442,975	251,390
Minority interest	—	54,433
Subordinated debentures issued to the Company	40,154	40,154
Share capital	40,146	40,146
Retained earnings (deficit)	(52,232)	177,251
Cumulative foreign currency translation adjustment	(2,979)	(17,015)

	659,800	741,172

OTHER CONSOLIDATED FINANCIAL DATA
	2002	2001
	$000	$000

Cash flow from operations[1]	75,000	105,000

Distributions paid	111,900	130,000

Capital expenditures	25,700	18,600

[1]	Cash flow from operations before changes in non-cash operating accounts.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

SUMMARY CONSOLIDATED STATEMENTS OF EARNINGS
	2002	2001
	$000	$000

Revenue	555,653	445,179
Operating expenses	411,904	324,999

Operating profit before amortization	143,749	120,180
Amortization of intangibles and goodwill	—	10,802
Amortization of property, plant, equipment and other	15,130	9,329

	128,619	100,049
Investment income and gains of net losses on write-down investments	(17,221)	26,427
Financing expenses	(28,270)	(71,343)
Goodwill impairment loss[1]	(56,114)	—

	27,014	55,133
Provision for income taxes[2]	59,511	19,328

Earnings (loss) before the following	(32,497)	35,805
Minority interests	4,737	4,354
Interest in earnings of equity accounted affiliates	—	940

Net earnings (loss) for the year	(27,760)	41,099
Interest in respect of subordinated debentures held by the Company	5,370	56,697

Earnings (loss) for the period before interest in respect of subordinated debentures[3]	(22,390)	97,796

SUMMARY STATEMENTS OF RETAINED EARNINGS	2002	2001
	$000	$000

Retained earnings — beginning of year as previously reported	177,251	220,853
Adjustment for adoption of new accounting pronouncements[1]	(83,109)	—

Retained earnings — beginning of year as adjusted	94,142	220,853
Earnings (loss) for the year before interest in respect of subordinated debentures	(22,390)	97,796
Distributions paid	(123,984)	(141,398)

Retained earnings (deficit) — end of year	(52,232)	177,251

[1]	On December 18, 2000, Network TEN acquired 60% of Eye Corp. for A$189.9 million. Under Australian generally accepted accounting principles (“GAAP”), on February 28, 2002 the Eye Corp. goodwill was written down by A$137.5 million to A$113.8 million. In August, 2002, Network TEN determined that there was a further impairment of Eye Corp. goodwill which resulted in an additional write down of A$40.9 million. Under Canadian GAAP, in accordance with the adoption of CICA Handbook Section 3062, the Eye Corp. goodwill impairment was recorded as a charge of $83.1 million to retained earnings as of September 1, 2001, with a further goodwill impairment loss of $56.1 million recorded as a charge to net earnings for year ended August 31, 2002. Under Canadian GAAP, the fair value of Eye Corp. has been determined on a discounted cash flow basis. The decline in fair value is attributable to weaknesses in the out-of-home advertising market and to certain operational issues.

[2]	Network TEN had been in dispute with the Australian Tax Office (“ATO”) regarding the deductibility of debenture interest paid to the Company since 1997. Network TEN reached an agreement with the ATO during 2002. Under the agreement Network TEN will be entitled to deduct debenture interest until June 30, 2004. The settlement resulted in a non-recurring income tax expense charge of A$36.2 million to Network TEN in the year ended August 31, 2002.

[3]	The Company’s economic interest in Network TEN’s earnings (loss) for the year ended August 31, 2002 is ($11.8) million (2001- $52.6 million).

At August 31, 2002 the Company’s share of undistributed earnings of Network TEN was nil, (August 31, 2001 — $101.9 million). The Company estimates that the market value of the Company’s investment in Network TEN, based on quoted market rates for Ten Network Holdings Limited at August 31, 2002, was approximately $842 million (August 31, 2001 — $810 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

4. OTHER INVESTMENTS

	2002		2001

	Cost	Market Value[1]	Cost	Market Value[1]
	$000	$000	$000	$000

Investments in publicly traded companies — at cost
Ulster Television plc[2]	92,006	148,340	92,006	95,109
Other	59,160	52,355	118,741	73,781

	151,166	200,695	210,747	168,890

Investments in private companies — at cost	8,602		34,052
Investments — on an equity basis	2,593		170,614

	162,361		415,413

During 2002, the Company wrote down the value of various other investments by $85.5 million to reflect the non-temporary decline in market value.

[1]	Market values are based on quoted closing prices at August 31. The Company considers the excess of cost over market value to be a temporary decline in value, the result of short-term market volatility.

[2]	The Company’s 29.9% equity interest is accounted for at cost, as the Company has not been successful in its attempts to gain board representation or to influence UTV’s management.

5. INVESTMENT IN FILM AND TELEVISION PROGRAMS

	2002		2001

	Current	Long term	Current	Long term
	$000	$000	$000	$000

Broadcast rights[1]	98,096	23,172	96,385	8,335
Non-theatrical films and television programs:
Released[1]	—	112,297	—	109,312
Acquired library[1]	—	90,314	—	123,018
Programs in progress	—	50,779	—	52,929
Development costs	—	1,520	—	2,311
Theatrical films:
Released[1]	—	37,029	—	24,416
Acquired library[1]	—	661	—	979
Programs in progress	—	—	—	32,666
Development costs	—	1,404	—	2,028

	98,096	317,176	96,385	355,994

[1]	Net of accumulated amortization.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

The Company expects that 51% of the unamortized cost of released film and television programs will be amortized during the year ended August 31, 2003. The Company expects that 77% of the unamortized cost of released film and television programs will be amortized during the three year period ended August 31, 2005. The Company expects that over 80% of the amounts of all such programming will be amortized by August 31, 2006. The Company expects that acquired libraries will be fully amortized in 18 years. The Company expects that $1.4 million of participation liabilities will be paid during the year ended August 31, 2003.

The Company has entered into various agreements for the right to broadcast certain feature films and syndicated television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific programs or films or certain levels of future productions. The acquisition of these additional broadcast rights is contingent on the actual production and/or the airing of the programs or films. Management estimates that these agreements will result in future annual broadcast rights expenditures of $250 million to $277 million.

In addition, the Company has entered into various agreements to acquire investments in film and television programs amounting to $17.5 million (US$11.2 million) (2001 — $55.7 million (US$36.0 million)). Subsidiaries of the Company have provided financial guarantees on certain credit facilities arranged for the acquisition of film and television programs. An amount of $17.7 million (US$11.4 million) (2001 — $18.6 million (US$12.0 million)) has been guaranteed, in addition to the guarantee of certain interest obligations on such facilities.

6. PROPERTY, PLANT AND EQUIPMENT

	2002

	Cost	Accumulated amortization	Net
	$000	$000	$000

Land	60,002	—	60,002
Buildings	170,302	36,630	133,672
Machinery and equipment	669,265	201,293	467,972
Leasehold and land improvements	29,293	11,715	17,578

	928,862	249,638	679,224

	2001

	Cost	Accumulated amortization	Net
	$000	$000	$000

Land	61,409	—	61,409
Buildings	212,497	35,426	177,071
Machinery and equipment	604,551	146,108	458,443
Leasehold and land improvements	18,550	7,662	10,888

	897,007	189,196	707,811

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

7. INTANGIBLES AND GOODWILL

	2002

	Cost	Accumulated amortization	Net
	$000	$000	$000

Intangibles
Finite life:
Circulation and other	140,000	26,972	113,028

Indefinite life:
Broadcast licences	706,031	81,091	624,940
Newspaper mastheads	365,000	6,510	358,490

	1,071,031	87,601	983,430

Total intangibles	1,211,031	114,573	1,096,458

Goodwill	2,753,967	122,868	2,631,099

	2001

	Cost	Accumulated amortization	Net
	$000	$000	$000

Intangibles
Finite life:
Circulation and other	129,300	9,471	119,829

Indefinite life:
Broadcast licences	726,574	89,481	637,093
Newspaper mastheads	330,000	6,510	323,490

	1,056,574	95,991	960,583

Total intangibles	1,185,874	105,462	1,080,412

Goodwill	2,958,716	130,694	2,828,022

a) The divestiture of CKVU resulted in decreases in broadcast licences and goodwill of $22.4 million and $44.8 million respectively.

b) Sale of community newspapers and related assets in Atlantic Canada and Saskatchewan resulted in a decrease of goodwill of $187.9 million.

c) Acquisition of the remaining 50% interest in the National Post resulted in a net increase of goodwill of $32.4 million.

d) Changes in the currency translation rates used to translate the balances of goodwill and broadcast licences resulted in net increases in the balances of $2.2 million and $10.3 million respectively.

e) The resolution of an income tax issue related to a period prior to an acquisition resulted in a $13.4 million reduction in goodwill.

f) Amortization of circulation and other intangibles was $17.5 million for the year ended August 31, 2002.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

8. LONG TERM DEBT

	Interest Rate[1]	2002	Interest Rate[1]	2001
		$000		$000

Term bank loans[2]	9.73%	1,791,938	9.14%	2,286,018
Senior subordinated notes[3]	7.8%	705,700	9.08%	703,585
Term loans US$17,162 (2001 - US$26,329)[4]	4.04%	26,758	6.40%	40,691
Term and demand loan €21,375 (2001 - IRE£16,505)[5]	5.8%	32,686	5.32%	29,486
Term and demand loan (2001 - NZ$7,275)[6]	—	—	6.50%	4,938
Note payable due May, 2003[6]	3.7%	4,250	3.25%	4,250
Junior subordinated notes[7]	12.125%	948,584	12.125%	842,794

Long term debt		3,509,916		3,911,762
Less portion due within one year		(172,753)		(116,500)

Long term portion		3,337,163		3,795,262

[1]	The weighted average interest rate gives effect to interest rate swaps.

[2]	Credit facilities provide for revolving and term loans in the maximum amounts of $600,000,000 and $1,796,500,000 respectively. At August 31, 2002, the Company had drawn on availabilities under all of its term facilities, including U.S. dollar loans of US$705,765,000 and had no amounts drawn under revolving facilities. The revolving credit facility matures in November 2006. The amount of credit available under the $1,796,500,000 term facilities decreases periodically until maturity between November 2006 and May 2009. Additional term facilities of $15,000,000, of which no amount was drawn at August 31, 2002, mature in August 2005. The loans bear interest at floating rates, and are collateralized by certain assets of the Company.

Up to $30,000,000 of the revolving credit facility is available on an operating basis, of which no amount was utilized at August 31, 2002.

[3]	The senior subordinated notes mature on May 15, 2011, bear interest at 10.625% and include loans of US$425,000,000 and Canadian dollar loans of $60,724,000. Most of the Canadian dollar loans are held by the majority shareholder of the Company. The notes rank junior to the Company’s senior credit facility and are guaranteed by certain subsidiaries of the Company.

[4]	Consists of term bank loans with maturity dates commencing October 2002 to December 2003. The debt bears interest at floating rates of LIBOR + 2.0% and is collateralized by the Company’s rights to certain film and television programs including an assignment of accounts receivable and all expected future revenues from exploitation of the financed film and television programs.

[5]	These credit facilities provide for demand bank loans at August 31, 2002 in the maximum amount of €47,500,000 (2001 — IRE£46,086,000). The debt bears interest at floating rates and is secured by a letter of credit provided by the Company.

[6]	Note payable is due to a related party. The debt bears interest at prime less 2% and is unsecured.

[7]	The junior subordinated notes mature in November 2010, bear interest at a fixed rate of 12.125%, and are redeemable at par until May 2003. At the Company’s option, interest payments to November 2005 may be paid in cash, the issuance of additional notes, or subject to conditions, the issuance of non-voting shares of the Company. The notes rank junior to senior debt and are collateralized by way of assets of certain subsidiaries of the Company. The notes include $104,676,928 in notes issued during 2002 in satisfaction of interest as well as an accrual of $9,977,511 for notes to be issued in January 2003, (2001 — $67,082,427 and $8,864,781 respectively).

The Company has entered into various cross-currency interest rate and interest rate swaps resulting in fixed interest costs on its senior indebtedness, in the principal amount of $1,796,500,000 at August 31, 2002 at rates ranging from 5.7% to 6.63%, plus a margin, for terms matching the maturity of the loans. (At August 31, 2001 the Company had fixed $1,884,000,000 at interest rates ranging from 5.7% to 6.73%, plus a margin.) In addition, the Company has entered into swaps resulting in floating rates on the US$425,000,000 senior subordinated notes.

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage, and is also subject to certain restrictions under negative covenants.

Principal payments of long-term debt, based on terms existing at August 31, 2002 over the next five years, are:

		$000
Year ending August 31,	2003	172,753
	2004	141,190
	2005	166,113
	2006	204,800
	2007	192,027

In addition to the facilities described above, the Company has additional operating loan facilities payable on demand of NZ$5,000,000 at floating rates. As at August 31, 2002, the Company’s indebtedness under these facilities was NIL (2001 — $728,000).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

9. BUSINESS COMBINATION RESTRUCTURING ACCRUALS

At August 31, 2000, the Company had restructuring accruals of $113.1 million related to the acquisition and integration of WIC Western International Communications Ltd. (“WIC”). This balance was made up of approximately $75 million in required regulatory benefits, payable over a 6-year period, $12.5 million in severance costs, $10.0 million related to integration and rebranding of WIC and $15.6 million in other restructuring costs.

During 2001, the Company recorded restructuring accruals of $43.0 million related to the acquisition and restructuring of its publishing operations. Restructuring activities include the centralization of certain call centres, integration of the Company’s interactive and news and editorial operations, and centralization of business, finance and information technology functions. This balance was made up of $23.8 million in involuntary severance costs, and $19.2 million in other restructuring costs.

In the year ended August 31, 2002, the Company established a restructuring accrual of $7.0 million related to its acquisition and restructuring of the National Post. This balance is primarily related to involuntary severance costs and contract cancellation costs.

For the year ended August 31, 2002, expenditures charged to the restructuring accruals were $43.9 million (August 31, 2001- $19.5 million). As at August 31, 2002, an aggregate balance of $99.7 million remains accrued for future expenditures.

10. CAPITAL STOCK

AUTHORIZED
Authorized capital consists of an unlimited number of preference shares issuable in series, multiple voting shares, subordinate voting shares and non-voting shares.

The multiple voting shares, the subordinate voting shares and the non-voting shares rank equally on a per share basis in respect of dividends and distributions of capital, and are subordinate to the preference shares. Subordinate voting shares carry one vote per share, and multiple voting shares carry ten votes per share. Non-voting shares do not vote, except at meetings where the holders of such shares would be entitled, by law, to vote separately as a class.

Multiple voting shares are convertible into subordinate voting shares and non-voting shares on a one-for-one basis at any time at the option of the holder. Subordinate voting shares are convertible into non-voting shares on a one-for-one basis at any time at the option of the holder. Non-voting shares are convertible into subordinate voting shares on a one-for-one basis provided the holder is Canadian.

Series 1 preference shares carry 19 votes per share, and carry preferential votes pertaining to the election of up to two directors of the Company. Each series 1 preference share is convertible, at the option of the holder, into 0.15 subordinate voting or non-voting shares.

Series 2 preference shares were issued on the amalgamation of subsidiaries of the Company, including CanWest Broadcasting Ltd. and are held by the former minority shareholders of CanWest Broadcasting Ltd. Series 2 preference shares are not eligible to vote. Series 2 preference shares are, at the option of the Company, redeemable for cash, or convertible to subordinate voting or non-voting shares based on the market value of the subordinate voting or non-voting shares at the date of conversion. The Company’s articles of incoporation state that in the event the Company does not redeem or convert the series 2 preference shares within a period of twelve months following the date on which the sale proceeds of CKVU are conclusively determined, they will convert automatically. The Company expects the redemption or conversion of the series 2 preference shares to occur within the next fiscal year. Should the series 2 preference shares be converted, a significant dilutive effect would occur. The redemption price or conversion value of the shares is determined in accordance with a formula contained in the articles. The formula amount is based, among other things, on the proceeds of the sale of CKVU (net of costs and inherent tax), the revenues of the Manitoba and Saskatchewan television stations for the twelve months ending October 31, 2001, and the value of certain other assets. The redemption or conversion price has not yet been finally determined, but is estimated by the Company at August 31, 2002, to be $54.7 million.

The series 1 and 2 preference shares are not entitled to dividends and distributions in the normal course or in respect of a liquidation on wind up, and have no right to vote separately as a class.

ISSUED	2002	2001
	$000	$000

76,785,976 (2001 - 76,785,976) multiple voting shares	3,199	3,199
98,371,658 (2001 - 70,545,434) subordinate voting shares	816,418	419,583
1,903,401 (2001 - 29,308,918) non-voting shares	26,805	417,375
Nil (2001 - 2,700,000) Series 1 preference shares	—	6,156
21,783 (2001 - 21,783) Series 2 preference shares	50,000	50,000

	896,422	896,313

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

Changes in outstanding share capital during the two years ended August 31, 2002 were as follows:

	Number of shares	$000
MULTIPLE VOTING SHARE CAPITAL:
Balance — August 31, 2000	78,040,908	3,252
Changes pursuant to:
Conversion to non-voting shares	(1,254,932)	(53)

Balance — August 31, 2001 and 2002	76,785,976	3,199

SUBORDINATE VOTING SHARE CAPITAL:
Balance — August 31, 2000	69,395,035	394,050
Changes pursuant to:
Share purchase plans	69,502	836
Exercise of stock options	195,197	735
Dividend reinvestment plan	165,434	2,344
Stock dividend	760,917	18,050
Conversion to non-voting shares — net	(40,651)	3,568

Balance — August 31, 2001	70,545,434	419,583
Changes pursuant to:
Share purchase plans	6,077	66
Exercise of stock options	9,645	43
Redeemed fractions	(11)	—
Conversion from Series 1 preference share	405,000	6,156
Conversion from non-voting shares — net	27,405,513	390,570

Balance — August 31, 2002	98,371,658	816,418

NON-VOTING SHARE CAPITAL:
Balance — August 31, 2000	2,607,837	22,958
Changes pursuant to:
Shares issued as consideration in an acquisition	24,300,000	369,360
Conversion from multiple voting shares	1,254,932	53
Stock dividend	1,100,082	28,475
Dividend reinvestment plan	5,416	97
Conversion from subordinate voting shares — net	40,651	(3,568)

Balance — August 31, 2001	29,308,918	417,375
Changes pursuant to:
Redeemed fractions	(4)	—
Conversion to subordinate voting shares — net	(27,405,513)	(390,570)

Balance — August 31, 2002	1,903,401	26,805

SERIES 1 PREFERENCE SHARE CAPITAL:
Balance — August 31, 2000	—	—
Shares issued as consideration in an acquisition	2,700,000	6,156

Balance — August 31, 2001	2,700,000	6,156
Conversion to subordinate voting shares	(2,700,000)	(6,156)

Balance — August 31, 2002	—	—

SERIES 2 PREFERENCE SHARE CAPITAL:
Balance — August 31, 2000	—	—
Shares issued as consideration in an acquisition	21,783	50,000

Balance — August 31, 2001 and 2002	21,783	50,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

SHARE COMPENSATION PLANS

The Company’s board of directors has approved share compensation plans, the purpose of which is to provide employees and certain directors of the Company and its subsidiaries with the opportunity to participate in the growth and development of the Company through the granting of options and share purchase loans. At any time, the number of subordinate voting and non-voting shares reserved and set aside for purposes of the plans may not exceed 10% of the issued shares of the Company.

Options vest over a five or six-year period, are fully exercisable on vesting and expire ten years after issuance, except that under certain specified conditions the options vest and become exercisable immediately. The exercise price represents the market trading price at the date on which the option was granted.

Under management and employee share purchase plans, employees may purchase subordinate voting shares or non-voting shares from treasury at the market trading price using non-interest bearing short term loans provided by the Company. The shares are held as collateral by a trustee until the loans are repaid.

Changes in outstanding options to purchase subordinate voting shares or non-voting shares for the two years ended August 31 were as follows:

	2002		2001

	Options	Average Price	Options	Average Price

Options outstanding, beginning of year	1,646,321	15.75	1,651,792	14.52
Changes pursuant to:
Options granted	233,458	11.52	240,440	14.66
Options exercised	(9,645)	4.30	(195,197)	3.77
Options expired	(50,866)	16.68	(50,714)	16.88

Options outstanding, end of year	1,819,268	15.24	1,646,321	15.75

The following options to purchase subordinate voting shares or non-voting shares were outstanding and exercisable as at August 31, 2002:

Year Granted	Exercise Price	Expiry Date	Number Outstanding	Number Exercisable

1993	$2.13	2003	9,651	9,651
1994	$3.53	2004	7,923	7,923
1995	$4.54	2005	12,024	12,024
1996	$7.12- $12.76	2006	551,870	551,870
1997	$14.07- $22.22	2007	150,466	150,466
1998	$22.67- $25.67	2008	149,332	140,050
1999	$18.70- $21.14	2009	62,783	41,557
2000	$16.00- $16.79	2010	411,551	170,644
2001	$12.03- $15.20	2011	233,138	52,505
2002	$8.14- $12.90	2012	230,530	158,106

			1,819,268	1,294,796

DIVIDEND REINVESTMENT PLAN
The Company has established a dividend reinvestment plan. Under the terms of this plan, shareholders may, under certain conditions, apply their cash dividends to the purchase of shares from treasury at a price equal to 95% of the average market trading price of the shares.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

11. CUMULATIVE TRANSLATION ADJUSTMENTS

The cumulative foreign currency translation adjustments account reflects the net changes in the respective book values of the Company’s investments in self-sustaining foreign operations due to exchange rate fluctuations since the respective dates of their acquisition or start-up.

The changes in this account arise from changes in the Australian, New Zealand, Irish, Euro, and United States currencies relative to the Canadian currency, and changes in the Company’s net investment in the book values of international operations.

Changes in this account were as follows:

	2002	2001
	$000	$000

Deferred loss, beginning of year	69,017	87,728
Deferred foreign currency gain during the year	(26,483)	(11,511)
Realization of translation loss due to distributions	(1,000)	(7,200)

Deferred loss, end of year	41,534	69,017

The balance of cumulative translation adjustments at the end of the year represents net unrealized losses (gains) as follows:

	2002	2001
	$000	$000

Australian dollar	8,120	19,759
New Zealand dollar	40,266	55,467
Irish punt	—	(932)
Euro	272	—
United States dollar	(7,124)	(5,277)

	41,534	69,017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

12. INCOME TAXES

The Company’s provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	2002	2001
	$000	$000

Income taxes at combined Canadian statutory rate of 38.7% (2001 — 41.3%)	11,661	(16,547)
Non-taxable portion of capital gains	(17,049)	(11,716)
Non-deductible amortization expense	6,766	30,980
Effect of valuation allowance on future tax assets	3,090	2,490
Effect of foreign income tax rates differing from Canadian income tax rates	(1,924)	(995)
Effect of substantively enacted income tax rate change on future tax balances	—	(70,573)
Large corporation tax	3,250	1,788
Other	1,314	5,554

Provision for (recovery of) income taxes	7,108	(59,019)

An analysis of earnings (loss) before tax by jurisdiction follows:

	2002	2001
	$000	$000

Canada	9,463	(64,960)
Foreign	20,671	24,894

Earnings (loss) before tax	30,134	(40,066)

An analysis of the provision for (recovery of) current and future income taxes by jurisdiction follows:

	2002	2001
	$000	$000

Current income taxes
Canada	(2,047)	30,859
Foreign	302	203

Net earnings (loss) before tax	(1,745)	38,262

Future income taxes
Canada	8,703	(94,819)
Foreign	150	(2,462)

	8,853	(97,281)

Provision for (recovery of) income taxes	7,108	(59,019)

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

Significant components of the Company’s future tax assets and liabilities are as follows:

	August, 31,

	2002	2001
	$000	$000

Future tax assets
Non-capital loss carryforwards	107,909	47,984
Accounts payable and other accruals	45,417	63,192
Pension and post retirement benefits	—	5,660
Less: Valuation allowance	(61,439)	(13,329)

Total future tax assets	91,887	103,507

Future tax liabilities
Tax depreciation in excess of book amortization	56,407	73,504
Pension obligations	14,823	—
Intangible assets	408,797	413,126
Other assets	13,409	24,626

Total future tax liabilities	493,436	511,256

Net future tax liability	401,549	407,749
Net current future tax asset	30,013	33,243

Net long term future tax liability	431,562	440,992

As at August 31, 2002 the Company had non capital loss carry forwards for income tax purposes of $408,061,000, that expire as follows:
2006 — $2,010,000, 2007 — $12,900,000, 2008 — $63,919,000, 2009 — $128,934,000, thereafter — $200,298,000.

13. STATEMENTS OF CASH FLOWS

The following amounts comprise the net change in non-cash operating accounts included in the statements of cash flows:

	2002	2001
	$000	$000

CASH GENERATED (UTILIZED) BY:
Accounts receivable	6,415	55,986
Broadcast rights	(25,733)	(55,395)
Inventory	12,342	(7,342)
Other current assets	1,400	(5,825)
Other assets	10,379	25,121
Accounts payable and accrued liabilities	(54,347)	(35,928)
Income taxes payable	(6,724)	(49,125)
Deferred revenue	(18,620)	5,046
Film and program accounts payable	19,334	16,056

	(55,554)	(51,406)

The following amounts were paid on account of interest and income taxes:

	2002	2001
	$000	$000

Interest	261,265	241,618
Income taxes	23,961	73,796

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

14. RETIREMENT ASSETS AND OBLIGATIONS

Information on the Company’s pension and post retirement benefit plans follows:

	Pension Benefits		Post Retirement Benefits

	2002	2001	2002	2001
	$000	$000	$000	$000

Plan Assets
Fair value — beginning of year	220,346	96,351	—	—
Plan assets acquired	8,163	132,425	—	—
Investment income	3,739	(2,444)	—	—
Employer contributions	3,699	609	400	—
Employee contributions	5,800	4,475	—	—
Benefits, refund of contributions and administrative expenses	(7,027)	(11,070)	(400)	—

Fair value — end of year	234,720	220,346	—	—

The valuation of the plan net assets is based on market values with unrealized gains and losses averaged over a five year period.

Plan Obligations
Accrued benefit obligation — beginning of year	226,361	77,704	35,121	5,816
Obligation acquired	8,084	132,425	—	26,927
Accrued interest on benefits	18,252	13,814	2,503	1,959
Current service cost	15,174	10,586	1,198	419
Past service costs	11,868	—	—	—
Benefits, refund of contributions	(7,027)	(10,499)	(400)	—
Experience loss	4,900	2,331	2,744	—

Accrued benefit obligation — end of year	277,612	226,361	41,166	35,121

The Company’s accrued benefit asset is determined as follows:

Plan deficit	(42,892)	(6,015)	(41,166)	(35,121)
Unamortized net actuarial loss	41,662	21,069	2,752	—
Unamortized transitional (asset) obligation	(5,573)	(5,029)	4,938	5,377
Unamortized past service costs	11,542	—	—	—
Valuation allowance	(916)	(1,002)	—	—

Accrued plan asset	3,823	9,023	(33,476)	(29,744)

The valuation allowance represents the amount of surplus not recognized on the Company’s balance sheet.

The Company’s benefit expense is determined as follows:

Current service cost	15,174	10,586	1,198	419
Employee contributions	(5,800)	(4,475)	—	—
Accrued interest on benefits	18,252	13,814	2,503	1,959
Expected return on plan assets	(19,174)	(16,451)	—	—
Amortization of transitional (asset) obligation	(358)	(358)	439	439
Amortization of past service costs	527	—	—	—
Amortization of net experience losses	57	—	—	—
Changes in valuation allowance	(86)	(61)	—	—

Benefit expense	8,592	3,055	4,140	2,817
Employer contribution to the defined contribution plan	1,552	463	—	—

Total pension and post retirement benefit expense	10,144	3,518	4,140	2,817

Significant actuarial assumptions in measuring the Company’s accrued benefit obligations are as follows:

Discount rate	6.75-7.25%	7.25%	7.25%	7.00%
Expected long-term rate of return on pension plan assets	7.00-7.25%	7.25-8.00%	7.00%	7.00%
Rate of compensation increase	3.50-4.00%	4.00%	4.00%	4.00%

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

15. FINANCIAL INSTRUMENTS

Financial instruments consist of the following:

	2002		2001

	Carrying Value	Fair Value	Carrying Value	Fair Value
	$000	$000	$000	$000

Short term assets	578,396	578,396	512,947	512,947
Other investments	162,361	209,515	415,413	410,838
Short term liabilities	629,679	629,679	591,016	591,016
Long term debt	3,337,163	3,281,163	3,795,262	3,701,198
Other long term liabilities	86,217	86,217	88,809	88,809
Unrealized net loss on interest rates swaps	—	56,000	—	94,064

The fair value of short-term assets and liabilities, which include cash and short-term investments, accounts receivable, income taxes recoverable, and other assets, bank loans and advances, accounts payable and accrued liabilities and film and program accounts payable approximate their fair value due to the short-term nature of these financial instruments.

The fair value of other investments is primarily based on quoted market prices for publicly traded securities, and the most recent purchase transactions and agreements for non-listed securities.

The fair value of long-term debt subject to floating interest rates approximates the carrying value. The fair value of long-term debt, subject to fixed interest rates, is estimated by discounting future cash flows, including interest payments, using rates currently available for debt of similar terms and maturity.

The fair values of other long-term liabilities, including business combination restructuring accruals, and film and television program accounts payable, approximates their carrying values.

The fair values of unrealized net gains and losses on interest rate and cross-currency swaps are based on the amounts at which they could be settled based on estimates of market rates.

CREDIT RISK

The Company is exposed to credit risk, primarily in relation to accounts receivable. Exposure to credit risk varies due to the concentration of individual balances with large advertising agencies. The Company performs regular credit assessments of its customers and provides allowances for potentially uncollectable accounts receivable.

INTEREST RATE RISK

The Company manages its exposure to fluctuations in interest rates through the use of interest rate and cross-currency interest rate swap agreements, more fully described in note 8.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

16. JOINTLY CONTROLLED ENTERPRISE

The following amounts included in the consolidated financial statements represent the Company’s proportionate interest in TV3 Ireland.

	2002	2001
	$000	$000

Balance sheets
Assets
Current assets	9,329	7,106
Long term assets	12,732	12,801

	22,061	19,907

Liabilities
Current liabilities	32,906	5,700
Long term liabilities	4,643	29,486

	37,549	35,186

Statements of earnings
Revenue	25,643	9,542
Expenses	24,630	8,051

Net earnings	1,013	1,491

Statements of cash flows
Cash generated (utilized) by:
Operating activities	(1,936)	207
Investing activities	(130)	(227)
Financing activities	2,903	334

Net increase in cash	837	314

17. COMMITMENTS AND CONTINGENCIES

a) The Company’s future minimum payments under the terms of its operating lease commitments for the next five years are as follows:

2003	26,216,987
2004	23,265,207
2005	20,926,748
2006	17,807,462
2007	15,553,883

b) On March 5, 2001, a statement of claim was filed against the Company and certain of the Company’s subsidiaries by CBL’s former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial matter towards the plaintiffs. The lawsuit seeks damages in excess of $345 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The Company intends to vigorously defend this lawsuit.

c) The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

18. EVENTS SUBSEQUENT TO AUGUST 31, 2002

In October 2002, Fireworks Entertainment closed a US$110 million stand-alone credit facility with a syndicate of lenders. This facility was used to repay existing Fireworks financing of US$26 million and will finance future growth. The facility is a three-year revolving facility secured by all assets of Fireworks, and bears interest at LIBOR plus 2.25% to 3.5%.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

19. SEGMENTED INFORMATION

The Company operates primarily within the publishing, online, broadcasting and entertainment industries in Canada, New Zealand, Ireland and Australia.

Each segment reported below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit. There are no significant inter-segment transactions. Segmented information in Canadian dollars is as follows:

	Publishing						Corporate
	and online	Broadcasting				Entertainment	and other	Consolidated

	Canada	Canada	New Zealand		Ireland	Canada
			TV	Radio
	$000	$000	$000	$000	$000	$000	$000	$000

Revenue from external customers
2002	1,270,336	691,888	69,079	60,724	28,317	152,439	–	2,272,783
2001	919,923	701,027	58,436	56,864	31,056	177,469	–	1,944,775

Operating profit (loss) before amortization
2002	288,028	191,092	(1,938)	16,361	7,654	(743)	(30,148)	470,306
2001	207,804	226,458	(8,939)	14,301	2,748	13,551	(14,852)	441,071

Amortization of intangibles and goodwill
2002	17,500	–	–	–	–	–	–	17,500
2001	50,504	33,645	2,246	2,834	61	840	29	90,159

Amortization of capital assets and other
2002	44,986	25,924	2,574	2,086	1,869	505	3,380	81,324
2001	32,649	24,195	2,731	1,919	3,046	386	879	65,805

Financing expenses (revenue)
2002	238,521	125,170	261	188	1,728	15,933	(5,169)	376,632
2001	227,464	113,751	104	234	3,374	16,618	(4,790)	356,755

Investment gains net of write downs and dividend income
2002	–	–	–	–	–	–	35,284	35,284
2001	–	–	–	–	–	–	31,582	31,582

Earnings (loss) before taxes
2002	(12,979)	31,898	(4,898)	14,087	3,809	(17,181)	15,398	30,134
2001	(100,046)	42,536	(14,298)	9,314	(3,733)	(4,292)	30,453	(40,066)

Capital expenditures
2002	17,063	14,392	1,518	1,207	479	396	18,283	53,338
2001	21,932	16,465	2,163	1,090	86	1,481	6,424	49,641

Property, plant and equipment
2002	490,932	122,956	22,635	8,481	4,183	2,245	27,792	679,224
2001	523,381	130,211	22,099	8,781	4,288	2,312	16,739	707,811

Intangibles
2002	478,439	491,157	47,657	75,333	2,219	–	1,653	1,096,458
2001	450,239	513,807	43,851	70,020	1,330	–	1,165	1,080,412

Goodwill
2002	1,920,333	604,752	19,613	54,323	1,223	30,855	–	2,631,099
2001	2,060,559	662,733	19,613	53,039	1,223	30,855	–	2,828,022

Total assets
2002	3,219,846	1,588,000	141,677	150,176	21,530	425,146	174,753	5,721,128
2001	3,360,423	1,721,356	133,018	141,761	21,950	518,168	402,544	6,299,220

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

	Publishing						Corporate
	and online	Broadcasting				Entertainment	and other	Consolidated

	Canada	Canada	New Zealand		Ireland	Canada
			TV	Radio
	$000	$000	$000	$000	$000	$000	$000	$000

Reconciliation of net earnings before taxes to net earnings – year ended August 31, 2002

Earnings (loss) before income tax	(12,979)	31,898	(4,898)	14,087	3,809	(17,181)	15,398	30,134
(Provision for) recovery of income taxes	(8,731)	(6,595)	42	94	(612)	(1,125)	9,819	(7,108)
Minority interests	4,330	–	–	–	–	–	–	4,330
Interest in loss of Network TEN[1]	–	–	–	–	–	–	(11,815)	(11,815)
Interest in loss of other equity accounted affiliates	–	(1,523)	–	–	–	–	–	(1,523)
Realized translation adjustments	–	–	–	–	–	–	(1,000)	(1,000)

Net earnings (loss) for the year	(17,380)	23,780	(4,856)	14,181	3,197	(18,306)	12,402	13,018

Reconciliation of net earnings before taxes to net earnings – year ended August 31, 2001

Earnings (loss) before income tax	(100,046)	42,536	(14,298)	9,314	(3,733)	(4,292)	30,453	(40,066)
(Provision for) recovery of income taxes	18,304	35,099	2,821	(614)	269	(73)	3,213	59,019
Minority interests	–	(2,531)	–	(665)	–	–	–	(3,196)
Interest in earnings of Network TEN[1]	–	–	–	–	–	–	52,567	52,567
Interest in earnings (loss) of other equity accounted affiliates	(16,385)	1,894	–	–	–	–	–	(14,491)
Realized translation adjustments	–	–	–	–	–	–	(7,200)	(7,200)

Net earnings (loss) for the year	(98,127)	76,998	(11,477)	8,035	(3,464)	(4,365)	79,033	46,633

[1]	Selected financial information for Network TEN is presented in note 3.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

20. UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain aspects GAAP as applied in the United States (“U.S.”) differs from Canadian GAAP.

PRINCIPAL DIFFERENCES AFFECTING THE COMPANY

COMPREHENSIVE INCOME
Comprehensive income, defined as all changes in equity other than those resulting from investments by owners and distributions to owners, must be reported under U.S. GAAP. There is no similar requirement under Canadian GAAP.

PRE-OPERATING COSTS
In the U.S., pre-operating costs are expensed in the period incurred. In accordance with Canadian GAAP, the Company defers pre-operating costs until commencement of commercial operations and amortizes the deferred costs over a period of five years.

FOREIGN CURRENCY TRANSLATION
In the U.S., distributions from self-sustaining foreign operations do not result in a realization of the cumulative translation adjustments account. Realization of such foreign currency translation adjustments occur only upon the sale of all or a part of the investment giving rise to the translation adjustments. In accordance with Canadian GAAP, reductions in the net investment in self-sustaining foreign operations result in a proportionate reduction in the cumulative foreign currency translation adjustment accounts.

PROGRAMMING COMMITMENTS
Under Canadian GAAP, certain programming commitments related to an acquisition imposed by regulatory requirements were accrued in the purchase equation. Under U.S. GAAP, these costs are expensed as incurred.

EQUITY ACCOUNTED AFFILIATES
Under U.S. GAAP, investments placed in trust due to regulatory requirements must be accounted for at cost. Under Canadian GAAP, these investments are accounted as cost, equity or consolidated investments based on the level of influence that the investor has over the investment.

INVESTMENT IN WIC ON AN EQUITY BASIS
Under Canadian GAAP, the investment in WIC was accounted for using the equity method during the period that this investment was held in trust pending completion of the regulatory approval process. Under US GAAP, the investment was accounted for on a cost basis then, as a result of receiving approval to complete the purchase of WIC, the Company changed its method of accounting for WIC to the equity method. The change in accounting policy was retroactively applied as required under APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Effective July 6, 2000, the Company consolidated its investment in WIC for both Canadian and US GAAP purposes.

IMPAIRMENT OF LONG-LIVED ASSETS
Under U.S. GAAP, the Company recognizes an impairment loss on property, equipment and broadcast licences and circulation if the undiscounted expected future cash flows are less than the carrying value. The impairment loss recognized would be an amount equal to the difference between the carrying amount and the fair value of the assets. Under Canadian GAAP, the impairment loss would be equal to the difference between the carrying amount and the undiscounted expected future cash flows.

Under U.S. GAAP, goodwill associated with assets acquired in a purchase business combination is included in impairment evaluations of other long-lived assets when events or circumstances exist that indicate the carrying value of those assets may not be recoverable. In addition, impairments of goodwill would be recognized when a review indicates that the goodwill will not be recoverable, as determined based on projected income and cash flows on an undiscounted basis from the underlying operations. In such circumstances, the goodwill will be reduced to the estimated recoverable amount. Under Canadian GAAP, prior to the acquisition of WIC and Southam Publications, the Company has not had any significant goodwill arising on its acquisitions.

The Company regularly assesses the carrying value of its assets and has determined that there is no impairment in long-lived assets at this time.

INVESTMENT IN MARKETABLE SECURITIES
In the U.S., investment assets classified as “available for sale” are carried at market, and unrealized temporary gains and losses are included, net of tax, in accumulated comprehensive income. In accordance with Canadian GAAP, the Company carries its investment in marketable securities at lower of cost and net realizable value. A provision for loss in value of marketable securities is made when a decline in market value is considered other than temporary.

EFFECT OF TAX RATE CHANGES
Under U.S. GAAP, changes in tax rates are applied to reduce or increase future income tax assets or liabilities when the proposed tax rate change has received legislative approval. Under Canadian GAAP, tax rate changes are applied when the change in tax rate is considered substantively enacted.

CASH FLOW STATEMENT
The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided under IAS 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the Securities and Exchange Commission of the United States (“SEC”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

PROPORTIONATE CONSOLIDATION
In the U.S., investments in jointly controlled entities are accounted as equity investments. Canadian GAAP requires the accounts of jointly controlled enterprises to be proportionately consolidated. This accounting difference applies to the Company’s investment in TV3 Ireland.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS
AND HEDGING ACTIVITIES
Under U.S. GAAP, entities are required to recognize all derivative instruments as either assets or liabilities in the balance sheet, and measure those instruments at fair value. The changes in fair value of the derivative are included either in the statement of earnings or other comprehensive income, depending on the nature of the instrument. Under Canadian GAAP, hedging derivatives are eligible for hedge accounting if certain criteria are met. Non-hedging derivatives are recognized at their fair value as either assets or liabilities.

CUMULATIVE EFFECT OF THE PROSPECTIVE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
Under U.S. GAAP, the transitional impairment of goodwill related to Network TEN is recorded as a charge to net earnings in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangibles, whereas under Canadian GAAP it is recorded as a charge to opening retained earnings. The principles and methods for computing impairment in accordance with FAS 142 are similar to those prescribed under Canadian GAAP, as described in notes 1 and 3.

DEBT CLASSIFICATION
Effective for 2002, in accordance with new requirements under Canadian GAAP, which are consistent with US GAAP, the Company has classified all debt maturing in the following twelve months as current if refinancing was not in place. Previously under Canadian GAAP, debt which the Company intended to refinance was classified as long-term. For 2001, under US GAAP this debt was reclassified as current.

INTEGRATION COSTS RELATED TO CANWEST PUBLICATIONS
Under Canadian GAAP certain integration costs related to the CanWest Publications acquisition were accrued in the purchase equation. Under US GAAP, these costs are expensed as incurred.

NEW ACCOUNTING STANDARDS
a) Accounting for asset retirement obligations
In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement Obligations. FAS 143 requires that an asset retirement obligation be recognized as a liability, measured at fair value, in the period in which the obligation is incurred or a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long lived assets and amortized to expense over the useful life of the asset. FAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is currently considering the impact of FAS 143.

b) Accounting for the impairment or disposal of long-lived assets
In fiscal 2003, the Company will adopt new standards approved by the Financial Accounting Standards Board, Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Standard requires that an impairment loss should be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value for assets in use. Long-lived assets classified as held for sale should be measured at the lower of their carrying amount or fair value less cost to sell. The standard also changes the criteria for classification of operating results as discontinued operations. FAS 144 is effective for financial statements prepared beginning on or after December 15, 2001. The Company is currently considering the impact of FAS 144.

c) Technical corrections
In April 2002, Statement of Financial Accounting Standard No. 145 was issued rescinding the requirement to include gains and losses on the settlement of debt as extraordinary items. FAS 145 is applicable for fiscal years beginning on or after May 15, 2002. The standard has been adopted by the Company with no impact.

d) Accounting for costs associated with exit or disposal activities
In June, 2002, Statement of Financial Accounting Standard No. 146 was issued. The standard requires that liabilities for exit or disposal activity costs be recognized and measured at fair value when the liability is incurred. This standard is effective for disposal activities initiated after December 31, 2002.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

RECONCILIATION TO US GAAP
Consolidated Statements of Earnings
The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

	2002	2001
	$000	$000

Net earnings in accordance with Canadian GAAP	13,018	46,633
Pre-operating costs net of tax of $1,331 (2001 – ($1,175))	(100)	3,337
Realization of cumulative translation adjustments net of tax of nil	1,000	7,200
Programming costs imposed by regulatory requirement net of tax of $2,438 (2001 – $774)	(3,232)	(1,026)
Integration costs related to CanWest Publications net of tax of $827	(1,470)	–
Reversal of amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination net of tax of nil	–	938
Equity accounted affiliates in trust net of tax of nil	3,375	(3,375)
Investment in WIC on an equity basis, net of tax of nil (2001 – $2,758)	–	(4,138)
Amortization of WIC goodwill adjustment resulting from retroactive equity accounting of WIC upon regulatory approval, net of tax of nil	–	(1,572)

Net earnings in accordance with U.S. GAAP before cumulative effect of adoption of new accounting policies	12,591	47,997
Cumulative effect of adoption of new accounting policies net of tax of $2,500	(170,695)	–

Net earnings (loss) in accordance with U.S. GAAP	(158,104)	47,997
Amortization of goodwill and indefinite life intangibles, net of tax of ($11,975)	–	64,972
Amortization of goodwill and indefinite life intangibles in equity accounted affiliates, net tax of nil	–	6,211

Net earnings (loss) in accordance with U.S. GAAP adjusted to exclude amortization expense recognized in 2001	(158,104)	119,180

Earnings per share:

Net earnings before cumulative effect of adoption of new accounting policies Basic	$0.07	$0.28
Diluted	$0.07	$0.28

Net earnings (loss) Basic	($0.89)	$0.28
Diluted	($0.89)	$0.28

Adjusted net earnings (loss) Basic	($0.89)	$0.70
Diluted	($0.89)	$0.69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

STATEMENTS OF COMPREHENSIVE INCOME

Comprehensive income (loss) – current periods:

	2002	2001
	$000	$000

Net earnings (loss) in accordance with U.S. GAAP	(158,104)	47,997

Other comprehensive income, net of tax:
Foreign currency translation gain	26,483	11,511

Unrealized gains (losses) on securities, available for sale, net of tax of nil (2001 – $5,755)	31,387	(73,178)
Realization of prior years unrealized (gains) losses on sale / write-down of securities available for sale, net of tax of nil (2001 – $486)	60,000	(987)

	91,387	(74,165)

Unrealized gains (losses) on interest rate and cross currency interest rate swaps, net of tax of ($16,748) (2001 – $41,388),	21,316	(52,676)
Less: Reclassification of foreign currency translation gains on US denominated debt to statement of earnings, net of tax of $3,478 (2001 – ($404))	(4,427)	515

	16,889	(52,161)

	134,759	(114,815)

Comprehensive income	(23,345)	(66,818)

COMPREHENSIVE INCOME (LOSS) – ACCUMULATED BALANCES:

	Foreign currency	Unrealized gains on	Unrealized gains
	translation	securities	(losses) on swaps	Total

Balance, August 31, 2000	(85,958)	32,307	–	(53,651)
Change during 2001	11,511	(74,165)	(52,161)	(114,815)

Balance, August 31, 2001	(74,447)	(41,858)	(52,161)	(168,466)
Change during 2002	26,483	91,387	16,889	134,759

Balance, August 31, 2002	(47,964)	49,529	(35,272)	(33,707)

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

CONSOLIDATED BALANCE SHEETS

Balance sheet captions restated to reflect the above items are presented below:

	2002	2001
	$000	$000

ASSETS
Current assets	683,677	640,149
Investment in Network TEN	4,494	107,210
Property, plant and equipment	675,041	687,811
Intangibles and goodwill	3,743,404	3,946,499
Other investments	196,253	370,180
Other assets	407,080	476,008

	5,709,949	6,227,857

LIABILITIES
Current liabilities	621,609	729,624
Long term debt	3,339,507	3,732,710
Other liabilities	115,160	147,343
Future income taxes	416,266	377,537

	4,492,542	4,987,214

SHAREHOLDERS’ EQUITY
Capital stock	896,422	896,313
Contributed surplus	3,647	3,647
Retained earnings	351,045	509,149
Accumulated other comprehensive income (loss)	(33,707)	(168,466)

	1,217,407	1,240,643

	5,709,949	6,227,857

A reconciliation of shareholders’ equity reflecting the differences between Canadian and U.S. GAAP is set out below:

	2002	2001
	$000	$000

Shareholders’ equity in accordance with Canadian GAAP	1,175,911	1,305,996
Adjustments relating to pre-operating costs, net of tax of $3,608 (2001 – $2,277)	(6,473)	(6,373)
Adjustment to goodwill resulting from retroactive equity accounting of WIC upon regulatory approval net of tax of nil	38,503	38,503
Programming costs imposed by regulatory requirement on business combination net of tax of $3,212 (2001 – $774)	(4,258)	(1,026)
Integration costs related to CanWest Publications net of tax of $827	(1,470)	–
Reversal of amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination net of tax of nil	938	938
Adjustment to reflect losses on interest rate and cross currency swaps net of tax of $24,640 (2001 – $41,388)	(31,360)	(52,676)
Foreign exchange gain on US$denominated debt net of tax of $3,074 (2001 – ($404))	(3,913)	514
Equity accounted affiliates in trust net of tax of nil	–	(3,375)
Unrealized gain (loss) on other investments net of tax of nil	49,529	(41,858)

Shareholders’ equity in accordance with U.S. GAAP	1,217,407	1,240,643

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

OTHER

The following amounts are included in accounts receivable:

	2002	2001
	$000	$000

Allowance for doubtful accounts	14,800	14,500

The following amounts are included in operating expenses:

	2002	2001
	$000	$000

Bad debt expense	5,700	7,800
Rent expense	17,300	12,700

The following amounts are included in accrued liabilities:
	2002	2001
	$000	$000

Accrued salaries	63,000	57,000

Amortization expense related to existing finite life intangibles will be $17.5 million per year to 2005, and $8.8 million and $1.5 million in 2006 and 2007 respectively.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

COMBINED FINANCIAL INFORMATION

FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001 (UNAUDITED)

BASIS OF PRESENTATION

This combined financial information is presented for purposes of additional analysis of the consolidated financial statements of CanWest Global Communications Corp. rather than to present the financial position, results of operations and cash flows of the Company, and is not intended to be a presentation in conformity with Canadian generally accepted accounting principles. The Company presents this combined financial information to provide a more complete portrayal of the scope of the Company’s operations. This combined financial information includes, on a proportionate consolidation basis, the financial condition, results of operations and cash flows of Network TEN, and includes the Company’s pro rata share of each of the assets, liabilities, revenues, expenses and cash flows on a line-by-line basis. In the Company’s consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, the Company’s investment in Network TEN is accounted for using the equity method and reported as a single line on the balance sheet, and the company’s pro rata share of the net earnings of Network TEN is included as a single line in the income statement. This combined financial information should be read in conjunction with the consolidated financial statement of the Company. Readers are cautioned that this combined financial information may not be appropriate for their purposes.

      FOR THE YEARS ENDED AUGUST 31 (UNAUDITED)

	2002	2001
	$000	$000

Revenue	2,592,283	2,200,753
Operating expenses	2,012,514	1,670,972

Operating profit before undernoted	579,769	529,781
Corporate and development expenses	26,807	19,606

Operating profit before amortization	552,962	510,175
Amortization of intangibles and goodwill	17,500	96,370
Amortization of capital assets	82,292	65,477
Other amortization	7,731	5,692

	445,439	342,636
Financing expenses	(389,800)	(365,176)
Investment gains net of write down of investments	22,141	43,825
Dividend income	3,241	2,952

	81,021	24,237
Provision for (recovery of) income taxes	42,364	(44,239)

Earnings before the following	38,657	68,476
Minority interests	7,053	(693)
Goodwill impairment loss	(30,169)	–
Interest in loss of equity accounted affiliates	(1,523)	(13,950)
Realized translation adjustments	(1,000)	(7,200)

Net earnings for the year	13,018	46,633
Amortization of indefinite life intangibles and goodwill	—	70,549

Adjusted net earnings	13,018	117,182

Earnings per share:
Net earnings
Basic	$0.07	$0.27
Diluted	$0.07	$0.27
Adjusted net earnings
Basic	$0.07	$0.68
Diluted	$0.07	$0.68

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

COMBINED BALANCE SHEETS

AS AT AUGUST 31 (UNAUDITED)

	2002	2001
	$000	$000

ASSETS
Current Assets
Cash	66,904	29,718
Accounts receivable	527,475	524,135
Income taxes recoverable	67,253	3,045
Inventory	19,836	30,817
Investment in film and television programs	161,771	139,487
Future income taxes	30,013	33,243
Other	19,654	21,378

	892,906	781,823
Other investments	163,619	425,484
Investment in film and television programs	317,176	355,994
Property, plant and equipment	734,499	742,997
Other assets	106,750	133,203
Intangibles and goodwill	3,870,526	4,161,087

	6,085,476	6,600,588

LIABILITIES
Current Liabilities
Bank loans and advances	–	28,999
Accounts payable and accrued liabilities	479,365	505,439
Film and program accounts payable	64,834	45,084
Deferred revenue	60,596	75,970
Current portion of long term debt	187,167	129,794

	791,962	785,286
Long term debt	3,566,116	3,935,624
Other accrued liabilities	100,259	90,296
Future income taxes	451,228	449,341
Minority interests	–	34,046

	4,909,565	5,294,593

SHAREHOLDERS’ EQUITY
Capital stock	896,422	896,312
Contributed surplus	3,647	3,647
Retained earnings	317,376	475,053
Cumulative foreign currency translation adjustments	(41,534)	(69,017)

	1,175,911	1,305,995

	6,085,476	6,600,588

COMBINED STATEMENTS OF RETAINED EARNINGS

      FOR THE YEARS ENDED AUGUST 31 (UNAUDITED)

	2002	2001
	$000	$000

Retained earnings – beginning of year as previously reported	475,053	529,112

Adjustment for adoption of new accounting pronouncements	(170,695)	(5,164)

Retained earnings – beginning of year, as restated	304,358	523,948
Net earnings for the year	13,018	46,633
Dividends
Cash	–	(49,003)
Stock	–	(46,525)

Retained earnings – end of year	317,376	475,053

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31 (UNAUDITED)

	2002	2001
	$000	$000

CASH GENERATED (UTILIZED) BY:
Operating Activities
Net earnings for the year	13,018	46,633
Items not affecting cash	117,466	178,554
Amortization
Interest paid in kind	105,790	75,947
Future income taxes	19,265	(86,167)
Interest in loss of equity accounted affiliates	1,523	13,950
Minority interests	(7,053)	693
Write-off of deferred financing fees	–	17,900
Goodwill impairment loss	30,169	–
Net gain on sale/write down of investments	(22,141)	(44,116)
Realized currency translation adjustments	1,000	7,200

	259,037	210,594
Investment in film and television programs	(194,619)	(267,437)
Amortization of film and television programs	132,033	157,629
Other changes in non-cash operating accounts	(95,798)	(106,008)

	100,653	(5,222)

Investing Activities
Acquisitions	(10,000)	(2,096,977)
Other investments	(5,187)	(1,733)
Proceeds from sale of other investments	87,000	114,036
Proceeds from divestitures	390,059	32,454
Purchase of property and equipment	(68,105)	(60,311)

	393,767	(2,012,531)

Financing Activities
Dividends paid	–	(49,003)
Issuance of long term debt	268,255	4,150,291
Repayment of long term debt	(696,599)	(2,165,554)
Issuance of share capital	109	4,012
Net change in bank loans and advances	(28,999)	12,744

	(457,234)	1,952,490

Net change in cash	37,186	(65,263)
Cash and cash equivalents – beginning of year	29,718	94,981

Cash and cash equivalents – end of year	66,904	29,718

Cash flow per share
Basic	$1.46	$1.23
Fully diluted	$1.42	$1.22

TEN YEAR FINANCIAL REVIEW

FOR THE YEARS ENDED AUGUST 31 (IN THOUSANDS OF DOLLARS, EXCEPT AS NOTED) 1

	2002	2001	2000

COMBINED OPERATING RESULTS [2]
Revenue	2,592,283	2,200,753	1,076,724
Operating profit before amortization (EBITDA)	552,962	510,175	263,547
Operating profit margin	21.3%	23.2%	24.5%
Investment gains and dividends net of write-down of investments	25,382	46,777	103,901
Net earnings	13,018	46,633	177,638
Adjusted net earnings[3]	13,018	117,182	199,379
Cash flow from operations[4]	259,037	210,594	121,433

PER SHARE INFORMATION[2]
Net earnings
Basic	$0.07	$0.27	$1.17
Diluted	$0.07	$0.27	$1.16
Adjusted net earnings[3]
Basic	$0.07	$0.68	$1.31
Diluted	$0.07	$0.68	$1.30
Cash flow from operations[4]
Basic	$1.46	$1.23	$0.80
Diluted	$1.42	$1.22	$0.80

COMBINED FINANCIAL POSITION[2]
Total assets	6,085,476	6,600,588	3,082,346
Capital expenditures	68,892	62,044	19,011
Long term debt	3,753,283	4,065,418	1,196,915
Shareholders’ equity	1,175,911	1,305,995	860,127
Return on average equity	1.05%	4.31%	21.70%
Weighted average number of shares outstanding	176,956,800	171,421,241	151,644,239

TRADING STATISTICS
Trading volumes
Subordinate voting shares — TSE	81,749,600	54,187,004	38,406,989
Non-voting shares — TSE	1,167,700	1,293,168	2,854,403
Non-voting shares — NYSE	813,800	826,300	1,127,307
Market price of subordinate voting shares
High	$14.15	$21.50	$22.97
Low	$5.05	$10.25	$14.82
Market price of non-voting shares — TSE
High	$14.25	$21.63	$22.72
Low	$5.40	$10.50	$14.92
Market price of non-voting shares — NYSE
High	USD$8.86	USD$14.56	USD$15.86
Low	USD$3.56	USD$6.83	USD$10.12

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

	1999	1998	1997	1996	1995	1994	1993

COMBINED OPERATING RESULTS [2]
Revenue	881,998	871,435	835,118	628,018	552,168	462,136	406,368
Operating profit before amortization (EBITDA)	264,156	301,113	274,331	206,318	158,344	122,089	92,866
Operating profit margin	29.9%	34.6%	32.8%	32.9%	28.7%	26.4%	22.9%
Investment gains and dividends net of write-down of investments	22,473	66,078[5]	1,703	1,922	2,655	–	–
Net earnings	144,403	200,117	139,662	95,798	66,923	40,946	23,336
Adjusted net earnings[3]	157,898	216,720	158,053	112,483	79,063	52,797	33,463
Cash flow from operations[4]	171,654	179,018	205,165	137,176	97,067	68,123	46,671

PER SHARE INFORMATION [2]
Net earnings
Basic	$0.95	$1.33	$0.93	$0.88	$0.90	$0.54	$0.30
Diluted	$0.95	$1.32	$0.92	$0.87	$0.88	$0.54	$0.27
Adjusted net earnings[3]
Basic	$1.04	$1.44	$1.43	$1.03	$1.06	$0.70	$0.43
Diluted	$1.04	$1.43	$1.43	$1.02	$1.04	$0.70	$0.39
Cash flow from operations[4]
Basic	$1.13	$1.19	$1.37	$0.96	$0.69	$0.52	$0.38
Diluted	$1.12	$1.18	$1.36	$0.95	$0.69	$0.52	$0.34

COMBINED FINANCIAL POSITION [2]
Total assets	1,855,463	1,630,288	1,539,269	1,082,455	853,689	809,963	711,111
Capital expenditures	20,068	46,390	26,753	15,635	12,593	9,135	8,309
Long term dept	548,925	471,146	508,898	223,640	228,179	248,670	301,442
Shareholders’ equity	776,093	667,619	532,642	461,385	247,490	186,101	103,819
Return on average equity	20.00%	33.35%	28.17%	27.13%	30.87%	28.21%	25.57%
Weighted average number of shares outstanding	151,356,194	151,008,489	150,104,148	142,270,354	139,666,716	130,175,714	122,328,939

TRADING STATISTICS
Trading volumes
Subordinate voting shares – TSE	34,483,802	20,451,677	24,394,893	18,017,305	19,335,021	28,025,868	11,911,150
Non-voting shares – TSE	6,351,161	3,218,496	2,248,825	572,863	–	–	–
Non-voting shares – NYSE	4,035,933	4,321,936	10,328,606	7,147,038	–	–	–
Market price of subordinate voting shares
High	$24.20	$28.15	$24.35	$13.58	$7.04	$5.28	$3.23
Low	$16.59	$20.30	$13.53	$6.16	$4.01	$2.84	$1.87
Market price of non-voting shares — TSE
High	$24.00	$28.00	$24.15	$13.33	–	–	–
Low	$16.79	$20.35	$13.58	$11.85	–	–	–
Market price of non-voting shares — NYSE
High	USD$15.93	USD$20.19	USD$17.66	USD$9.63	–	–	–
Low	USD$10.75	USD$13.03	USD$8.77	USD$8.64	–	–	–

NOTES
[1]	Restated to reflect a retroactive change in accounting policy with respect to accounting for future income taxes and earnings per share, and adjusted to reflect a 1.24% stock dividend paid in September 2000.

[2]	Operating results and per share information have been prepared on a combined basis, proportionately consolidating the company’s 57.5% interest (76% to April 1998, 66% to December 31, 1996, and 57.5% to October 31, 1996) in Network TEN. Net earnings are the same as net earnings reported in the audited consolidated financial statements.

[3]	Adjusted to exclude the amortization of goodwill and indefinite life intangibles.

[4]	Before investment in and amortization of film and television programs, and changes in non-cash operating accounts.

[5]	Includes gain on sale of an 18.5% economic interest in Network TEN of $60,757 net of realized translation adjustments.

CANWEST SHARES AND
STOCK EXCHANGE LISTINGS

The Subordinate Voting Shares and Non-Voting Shares of the Company are listed on the Toronto Stock Exchange under the symbols CGS.S and CGS.A respectively. The Non-Voting Shares of the Company are also listed on the New York Stock Exchange under the symbol CWG. Issued and outstanding equity shares as at November 27, 2002 were comprised of:

•	Multiple Voting Shares	76,785,976
•	Subordinate Voting Shares	98,293,091
•	Non-Voting Shares	1,989,660

Each of the share classes has a different number of votes per share. There are 10 votes per Multiple Voting Share and one vote per Subordinate Voting Share. Non-Voting Shares do not vote, except at meetings where the holders of such shares would be entitled, by law, to vote separately as a class.

CanWest Global Communications Corp. is a constrained-share company, of which at least 66.7% of the voting shares must be beneficially owned by persons who are Canadian citizens or corporations controlled in Canada. There is no limit on the number of non-voting shares that a non-Canadian can hold.

Any Canadian citizen purchasing Non-Voting Shares can present them for registration as either Subordinate Voting Shares or Non-Voting Shares. Non-Voting Shares can be purchased by anyone, Canadian or otherwise. Subordinate Voting Shares purchased by a non-Canadian will, upon registration of transfer, be converted into Non-Voting Shares.

DIVIDENDS

On September 17th, 2001, the CanWest Board of Directors elected to suspend the semi-annual dividend of $0.15 payable on its multiple voting shares, subordinate voting shares and non-voting shares. This measure is consistent with the practices of most major US media companies, in particular those who recently made significant growth transactions. The savings of approximately $53 million annually will provide CanWest with additional financial flexibility and accelerate debt reduction.

EXECUTIVE STOCK OPTION PLAN

The Company has adopted an Executive Stock Option Plan under which eligible CanWest executives are entitled to receive options to acquire Subordinate Voting Shares or Non-Voting Shares. The Board of Directors administers the Executive Stock Option Plan and establishes the option price on the date on which any options are granted. In all cases, the option price has been the market value of the Subordinate Voting Shares as at the date the option was granted. The aggregate number of Subordinate Voting Shares or Non-Voting Shares which have been reserved for issue under this plan, together with any Subordinate Voting Shares and Non-Voting Shares reserved for issue under any options for service or other employee stock purchase or options plans established from time to time, may not exceed an aggregate of approximately 13.8 million Subordinate Voting Shares or Non-Voting Shares, and no individual optionee may hold options to purchase Subordinate Voting Shares or Non-Voting Shares in excess of 10% of the issued outstanding Subordinate Voting Shares or Non-Voting Shares at the date of the grant of the option. During fiscal 2002, 233,458 options were granted under the Executive Stock Option Plan, at prices ranging from $8.14 to $12.90 per share.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

BOARD OF DIRECTORS

The CanWest Global Communications Corp. Board of Directors is comprised of 10 members. The full Board meets quarterly while the executive committee of the Board meets every six weeks.

I.H. Asper, O.C., O.M., Q.C.
 Executive Chairman,
CanWest Global Communications Corp.

Mr. Asper is the Company founder, and Executive Chairman. He focuses his attention on developing and ensuring the execution of the Company’s long-term strategic direction goals and the path charted to reach these objectives.

Leonard J. Asper
 President and Chief Executive Officer,
CanWest Global Communications Corp.

Mr. Asper is President and Chief Executive Officer of the Company. He was elected to the Board of Directors in 1997. Mr. Asper has been with the Company for eleven years, first joining Global Television as Associate General Counsel. He was most recently Executive Vice-President and Chief Operating Officer.

Peter D. Viner
 Vice-Chairman and Publisher, National Post

Mr. Viner is Vice-Chairman of the Company, a member of the Executive Committee and Publisher of the National Post. He was elected to the Board in January 1998. From 1997 to 1999 he served as President and Chief Executive Officer of the Company and, prior to that, was President and Chief Executive Officer of Network TEN in Australia. Mr. Viner joined Global Television at its beginning in 1974.

David Asper
 Executive Vice President

Mr. Asper, a lawyer, joined the Company in 1992 where he played a role in the acquisition of Network TEN of Australia. He subsequently managed the Saskatchewan operations of the Company, then led the Company’s efforts to apply for national television network licenses in the United Kingdom, and oversaw overall corporate strategy in program acquisition and development. Following a brief leave of absence, Mr. Asper rejoined the Company as part of the due diligence team on the acquisition of the Southam newspaper chain. He oversees the Company’s multi-media content development strategy and, in this regard, works with virtually all senior management in the Company.

Gail S. Asper
 Corporate Secretary, CanWest Global Communications Corp.

Ms. Asper has been Corporate Secretary of the Company since 1990 and from 1991 to 1998 served as Corporate Counsel. She has been a member of the Board of Directors since 1990. Ms. Asper also acts as President of the CanWest Global Foundation, which leads the Company’s numerous charitable activities. She is the recipient of the 2002 Volunteer Centre of Winnipeg Award For Outstanding Community Leadership.

Dr. Lloyd I. Barber, C.C., LL.D.
 President Emeritus, University of Regina

Dr. Barber is President Emeritus of the University of Regina. He was appointed an Officer of the Order of Canada in 1978 and was elevated to Companion of the Order in 1993. He serves as a Director of several major public Canadian companies and was elected to the Board in 1992.

Jalynn H. Bennett, C.M.
 President, Jalynn H. Bennett & Associates Ltd.

Ms. Bennett is President of Jalynn H. Bennett & Associates Ltd., a Toronto-based consulting firm. She has served, and continues to serve, on a number of corporate and not-for-profit boards in Canada. Ms. Bennett was elected to the Board in January 1998.

Lord Black of Crossharbour
 Chairman and Chief Executive Officer, Hollinger Inc.

Lord Black is Chairman of the Board of Directors and Chief Executive Officer of Hollinger Inc. Lord Black joined the CanWest Board of Directors in 2000. He is also a Director of several other Canadian public companies, such as Brascan Limited and Canadian Imperial Bank of Commerce.

The Honourable Frank McKenna, P.C.
 Counsel, McInnes Cooper

Mr. McKenna, former Premier of New Brunswick, led his party to unprecedented victory in a general election in October 1987, winning every seat in the province. In 1997, after ten years as Premier, Mr. McKenna resigned and returned to private life, joining the Moncton office of the law firm McInnes Cooper as Counsel. Mr. McKenna was appointed to the Board in July 1999.

F. David Radler
 President and Chief Operating Officer, Hollinger Inc.

Mr. Radler has served as President and Chief Operating Officer of Hollinger Inc. since 1995, and a Director of the Company since 1984. He is also a Director of The Telegraph and serves on a number of boards of Canadian public companies. He was appointed to the Board in 2000.

BOARD AND COMMITTEE MEMBERS

Audit Committee	Pension Committee
Jalynn Bennett, Chair	Lloyd Barber, Chair
Frank McKenna	David Asper
Lloyd Barber	Jalynn Bennett

Executive Committee	Executive Compensation
I.H. Asper	Committee
Leonard Asper	Frank McKenna, Chair
David Asper	I.H. Asper
David Radler	Lloyd Barber
Peter Viner	Jalynn Bennett
Lloyd Barber

EXECUTIVE MANAGEMENT

I.H. Asper, O.C., O.M., Q.C.
 Executive Chairman of the Board

Mr. Asper has had a distinguished career as a lawyer, journalist, legislator, business executive and entrepreneur. As Executive Chairman, he focuses most of his attention on the long term, external growth and development of the Company.

One of Canada’s most celebrated business leaders, Mr. Asper has won countless awards over the years. One of the most prestigious was his induction as an Officer of the Order of Canada in 1995. Among his many accolades, in 1996 he was inducted into the Canadian Business Hall of Fame, an organization which honors the outstanding contributions made by Canadians toward the growth and development of Canada; he was the 1997 recipient of the International Distinguished Entrepreneur Award, presented by the University of Manitoba’s Faculty of Management; in 1998, he was bestowed an Honourary Doctor of Laws Degree by the University of Manitoba; he received an Honorary Doctor of Philosophy from the Hebrew University in 1999; and was inducted into the Order of Manitoba in 2000. In 2002 he was awarded an Honourary Doctorate of Laws from McMaster University in Hamilton.

Leonard Asper
 President and Chief executive Officer

Mr. Asper, a lawyer, joined CanWest in 1991 as Associate General Counsel for the Company’s Global Television station in Ontario. Thereafter, he held various positions in Corporate Development, and most recently was Chief Operating Officer. He serves as Chairman of the Board of the Global Television Network and various other CanWest Global subsidiaries. In 2002 Mr. Asper was a recipient of the “Top 40 Under 40,” a business award recognizing achievement in Canada.

David Asper
 Executive Vice-President

Mr. Asper, a lawyer, joined the Company in 1992 where he played a role in the acquisition of Network TEN of Australia. He subsequently managed the Saskatchewan operations of the Company, then led the Company’s efforts to apply for national television network licenses in the United Kingdom, and oversaw overall corporate strategy in program acquisition and development. Following a brief leave of absence, Mr. Asper rejoined the Company as part of the due diligence team on the acquisition of the Southam newspaper chain. He oversees the Company’s multi-media content development strategy and in this regard, works with virtually all senior management in the Company.

Richard C. Camilleri
 Chief Operating Officer, Operations

Mr. Camilleri joined CanWest in 2002 with responsibility for management oversight of all the Company’s media and entertainment operations in Canada and internationally. Prior to joining CanWest, Mr. Camilleri was President, Sony Music Entertainment (Canada) for seven years and, since then, Chairman, President and CEO of Arius3D Inc., a Canadian high-tech company with proprietary technology in the field of high-resolution 3D digital imaging.

Tom Strike
 Chief Operating Officer, Corporate

Mr. Strike, a chartered accountant, joined CanWest in 1986 and has held the positions of Senior Executive Vice-President of the Company, Chief Operating Officer, and most recently, Chief Operating Officer, Corporate. In his current role, Mr. Strike is responsible for overseeing all corporate functions at CanWest, including legal services, finance, development and corporate affairs.

John Maguire
 Vice-President, Finance and Chief Financial Officer

Mr. Maguire joined the Company in 1987 and is responsible for all of the Company’s financial and corporate accounting activities. A Chartered Accountant, Mr. Maguire also works closely with the Company’s bankers and auditors, and maintains communication with financial communities throughout North America.

Richard Leipsic
 Vice-President and General Counsel

Formerly a senior partner with the Winnipeg-based legal firm Pitblado Buchwald Asper, Mr. Leipsic has been associated with CanWest for 20 years as outside legal counsel and as a corporate development advisor. Mr. Leipsic joined CanWest in January 1999 with responsibility for all legal affairs. Mr. Leipsic has practiced commercial law since 1975.

Kenneth J. Goldstein
 Executive Vice-President and Chief Strategy Officer

Mr. Goldstein is the former President of Communications Management Inc., the consulting firm he founded in 1975. He is well known as the author of the research component of “FuturePlan,” a blueprint for the future of the Canadian broadcasting industry over the next decade issued by the Canadian Association of Broadcasters. He also acted as an advisor to CanWest in its acquisition of the Southam newspapers and, on various occasions, in CanWest appearances before the CRTC. From 1972 to 1975, Mr. Goldstein served as Associate Deputy Minister of Communications for the Province of Manitoba.

Don Ross
 Chief Information Officer

Don Ross leads the management of information technology across the CanWest group of companies. Mr. Ross’s background has included significant roles in business, finance, information technology and labour relations in senior management roles at Honeywell Industries, GEAC and corporate positions within Southam. In addition, Mr. Ross spearheaded the planning and development of the PNG’s state-of-the-art printing facility in the Lower Mainland as well as the move of PNG offices in downtown Vancouver. Most recently, Don was in the position of Vice-President, Finance at Pacific Newspaper Group (PNG).

Geoffrey Elliot
 Vice-President, Corporate Affairs

Mr. Elliot joined CanWest in January 2000 and is responsible for the Company’s relations with governments, investors, media, and the public. Before joining CanWest, he held the position of Executive Vice President at the Air Transport Association of Canada. Previously, Mr. Elliot held executive management positions at Air Canada, Noranda Forest Inc. (now Nexfor Inc.) and the Federal Department of Foreign Affairs and International Trade.

Kim P.J. Miller
 Vice-President, Human Resources

Mr. Miller is responsible for organizing and directing all aspects of human resources within the Company. Prior to joining CanWest, Mr. Miller was Vice-President of Human Resources at Trimac Transportation in Calgary. Previously, he was Superintendent of Employment and Labour Relations at Alcan Smelters and Chemicals.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

Harry Ethans
 Senior Vice-President, Media Integration

Mr. Ethans launched his career in 1979 at CanWest Capital Corp., the forerunner of today’s CanWest Global Communications Corp. In 1984 he moved on to Shelter Corp. as Vice President, Corporate Finance, followed by senior management positions at Federal Industries and Ensis Corporation. Mr. Ethans rejoined CanWest in November 1998, spearheading the Company’s international corporate development strategy and implementing a CanWest investment division. In his current role, Mr. Ethans steers CanWest’s overall integration strategy and leads a senior management team focused on leveraging the Company’s combined Canadian media assets.

Gail Asper
 Corporate Secretary

Ms. Asper, a lawyer, has been with the Company since 1989, serving as General Counsel until 1998. While her primary responsibilities relate directly to the Company’s Board of Directors, she is also President of the CanWest Global Foundation. She also serves on the Board of Directors.

OPERATIONS

Gerry Noble
 President and Chief Executive Officer,
Global Television Network

Mr. Noble joined CanWest over 15 years ago as Controller at Global Television in Toronto, relocated to Vancouver in June 1990 as Vice-President of Finance at the CanWest station CKVU, and a year later moved on to the South Pacific to oversee CanWest’s acquisition of TV3 in New Zealand and Network TEN in Australia. After five years as CEO of TV3 in the South Pacific, Mr. Noble returned to Canada in 1996 as Vice-President, Operations at CanWest’s Corporate Head Office in Winnipeg, where he played a leading role in developing CanWest’s business interests internationally, including the acquisition of the Irish TV3, the purchase of the MORE FM radio group in the South Pacific and the launch of TV4 in New Zealand. In March 1998, Mr. Noble returned to Australia as CEO of CanWest Pacific, overseeing Network TEN and all of CanWest’s radio and television operations in New Zealand. In May 2000, he returned to Canada to take on the role of President and CEO of Global Television.

Don Babick
 President and Chief Operating Officer,
CanWest Publications Inc.

Mr. Babick began his newspaper career at the Montreal Gazette in 1959 and, since that time, has held various positions within the Southam newspaper chain. From 1988 to 1990, Mr. Babick acted as Vice-President — Marketing for the Southam Newspaper Group in Toronto. He then moved to The Edmonton Journal as Publisher, and in 1992 was named President and Publisher of Pacific Press, which publishes The Vancouver Sun and The Province. Mr. Babick was named President and Chief Operating Officer of Southam Inc. in August 1996. Mr. Babick is responsible for all of the CanWest Canadian newspaper operations, which include 17 daily newspapers and over 50 weeklies and non-paid distribution products.

Peter Viner
 Vice-Chairman and Publisher, National Post

Mr. Viner first joined the CanWest group at its inception in 1974, and was appointed as CEO in August 1997 when Company founder I.H. Asper stepped down. On September 1, 1999, he moved to the position of Vice-Chairman when, as part of a long-term succession plan, Leonard Asper was appointed CEO. Mr. Viner was appointed Publisher of the National Post in December 2001.

Jay Firestone
 Chairman & Chief Executive Officer,
CanWest Entertainment Inc.

Mr. Firestone, a chartered accountant, founded Fireworks Entertainment in 1995 and remained in the leadership position when CanWest acquired the company in May 1998, by way of a friendly takeover bid. Under Mr. Firestone’s leadership, Fireworks has emerged as Canada’s leading integrated production, distribution and financing company. Prior to his founding Fireworks, Mr. Firestone was Vice-Chairman of Alliance Communications.

Nick Falloon
 Executive Chairman, The Ten Group Pty Limited
(TEN) and Ten Network Holding Limited

Mr. Falloon joined TEN in January 2002 as Executive Chairman. He previously served as chief executive officer of Sydney-based Publishing and Broadcasting Limited from 1998 — 2001. From 1994 — 1998, Mr Falloon was chief executive officer of PBL enterprises and group financial director of Publishing and Broadcasting Limited. In 1990, Mr Falloon was appointed financial director of the Nine Network Australia Limited and general manager of TCN Channel 9. Mr Falloon has been a director of a number of companies, including Foxtel, ecorp and TMS, which together with his PBL experience provides a strong background in television, pay TV, magazines, radio and the internet.

Brent Impey
 Group Chief Executive,
CanWest New Zealand

One of New Zealand’s most experienced radio executives, a lawyer and former Executive Director of the Radio Broadcasters’ Association, Mr. Impey was appointed CEO of MORE FM in June 1998 and, in fall 2000, was appointed Group Chief Executive of CanWest New Zealand, with responsibility for the TV3 and TV4 television networks, as well as CanWest Radio New Zealand. Mr. Impey was named broadcaster of the decade at the 1990 Mobil Radio Awards and, that same year, was awarded the New Zealand Commemoration Medal for Services to Broadcasting.

Rick Hetherington
 Chief Executive Officer,
TV3 Television Network, Ireland

Mr. Hetherington oversaw the start-up operation of TV3, the Republic of Ireland’s first private television network which launched on September 20, 1998. Prior to this appointment in January 1998, he was General Manager of CanWest’s Global Television Network station in Winnipeg. Mr. Hetherington has over 20 years experience in television management, and extensive experience in production, marketing, sales and promotion.

Bob Calvert
 Executive Vice-President,
CanWest Publications Inc.

Mr. Calvert has operating responsibility for Lower Mainland Publishing in Vancouver, the Port Alberni Group, the Nanaimo Daily News Group in British Columbia, Ontario Community newspapers (SOCN, Brantford and St. Catharine’s groups). Before joining CanWest in 2000, Mr. Calvert was Publisher of the Regina Leader-Post, as well as President of Sterling Newspapers, Executive Vice President of Hollinger Canadian Newspapers, and Vice-President of Southam Inc. Mr. Calvert was responsible for most of CanWest’s smaller dailies and community papers which were sold in 2002.

CORPORATE HEADQUARTERS
3100 TD Centre
201 Portage Avenue
Winnipeg, Manitoba
Canada R3B 3L7
Telephone: (204) 956-2025
Fax: (204) 947-9841

INVESTOR RELATIONS
John Maguire
 Vice-President, Finance
And Chief Financial Officer

(204) 956-2025

GENERAL INQUIRIES
Geoffrey Elliot
 Vice-President, Corporate Affairs

(204) 956-2025 gelliot@canwest.com

WEBSITES
Corporate
www.canwestglobal.com

National Post
www.nationalpost.com

CanWest Interactive
www.canada.com
Includes all CanWest Canadian properties
and local newspaper and television sites.

www.ibsys.com
www.lifeserv.com

Network Ten Australia
www.ten.com.au

TV3 New Zealand
www.tv3.co.nz

TV4 New Zealand
www.tv4.co.nz

MORE FM New Zealand
www.92morefm.co.nz

TV3 Ireland
www.tv3.ie

UTV Northern Ireland
www.utvlive.com

Sales
www.reachcanada.com

Production & Distribution
www.watchfireworks.com
www.appleboxproductions.com
www.studiopost.ab.ca

REGISTRARS AND
TRANSFER AGENTS
 Computershare Trust Company of Canada
Winnipeg, Canada

Bank of Nova Scotia
Trust Company of New York
New York City, U.S.A.

AUDITORS
PricewaterhouseCoopers LLP
Winnipeg, Canada

BANKERS
Canadian Imperial Bank of Commerce
Toronto, Canada

The Bank of Nova Scotia
Toronto, Canada

Westpac Banking Corporation
Sydney, Australia

The Toronto Dominion Bank
Sydney, Australia

LEGAL COUNSEL
Pitblado
Winnipeg, Canada

Torys
Toronto, Canada

Osler Hoskin & Harcourt
Toronto, Canada

Kaye, Scholer, Fierman
Hays & Handler, LLP
New York City, USA

Clayton Utz
Sydney, Australia

Russell McVeagh
Auckland, New Zealand

A & L Goodbody
Dublin, Republic of Ireland

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

CANADIAN OPERATIONS

GLOBAL TELEVISION NETWORK
81 Barber Greene Road
Don Mills, Ontario, Canada
M3C 2A2
Telephone: (416) 446-5311 or,
1-800-387-8001 (toll free)
Fax: (416) 446-5449

Gerry Noble
President & Chief Executive Officer
Global Television Network

CANWEST ENTERTAINMENT INC.
FIREWORKS ENTERTAINMENT INC.
 147 Liberty Street
Toronto, Ontario, Canada
M6K 3G3
Telephone: (416) 360-4321
Fax: (416) 364-4388

Jay Firestone
Chairman & Chief Executive Officer
CanWest Entertainment Inc.

Adam Haight
President, Fireworks Entertainment Inc.

CANWEST PUBLICATIONS INC.
1450 Don Mills Road
Don Mills, Ontario, Canada
M3B 2X7
Telephone: (416) 445-6641
Fax: (416) 442-2077

Don Babick
President & Chief Operating Officer

NATIONAL POST
300-1450 Don Mills Road
Don Mills, Ontario
M3B 3R5
Telephone: (416) 383-2300
Fax: (416) 442-2209

Peter Viner
Publisher

INTERNATIONAL OPERATIONS

CANWEST INTERNATIONAL
COMMUNICATIONS
 Enfield House, Upper
Collymore Rock
St. Michael, Barbados
Telephone: (246) 437-6031
Fax: (246) 437-0780

Yale Lerner
Chief Executive Officer

NETWORK TEN
1 Saunders Street,
GPO Box 10
Pyrmont, NSW
Australia 2009
Telephone: (61) (2) 9650-1010
Fax: (61) (2) 9650-1111

John McAlpine
Chief Executive Officer

CANWEST NEW ZEALAND
P.O. Box 8822
Symonds Street
Auckland, New Zealand
Telephone: (64) (9) 373-2435
Fax: (64) (9) 373-2483

Brent Impey
Group Chief Executive

TV3/TV4 TELEVISION NETWORK
3 Flower Street,
Eden Terrace
Auckland, New Zealand
Telephone: (64) (9) 913-3344
Fax: (64) (9) 366-5999

Rick Friesen
Managing Director

TV3, REPUBLIC OF IRELAND
Westgate Business Park
Ballymount
Dublin 24,
Republic of Ireland
Telephone: (353) (1) 419-3333
Fax: (353) (1) 419-3300

Rick Hetherington
Chief Executive Officer

FIREWORKS INTERNATIONAL LTD.
Tennyson House
159-165 Great Portland Street
London, UK, W1W 5PA
Telephone: (44) (0) 20 7307 6300
Fax: (44) (0) 20 7307 6399

Greg Phillips
President

FIREWORKS PICTURES INC.
421 South Beverly Drive
Beverly Hills, CA, U.S.A.
90212
Telephone: (310) 789-4700
Fax: (310) 789-4747

Daniel Diamond
President

FIREWORKS TELEVISION INC.
421 South Beverly Drive
Beverly Hills, CA, U.S.A.
90212
Telephone: (310) 789-4750
Fax: (310) 789-4799

Michael Weisbarth
President

CANWEST ENTERTAINMENT
INTERNATIONAL DISTRIBUTION
Unit 5, Westgate Business Park
Ballymount, Dublin 24
Republic of Ireland
Telephone: 011 353 1 419 3412
Fax: 011 353 1 419 3330

Michael Nesdale
Financial Controller

NOTICE OF ANNUAL MEETING:
The Company’s Annual General Meeting of Shareholders will be held on Wednesday, January 22nd, 2003 at 2:30 pm at the Fort Garry Hotel in
Winnipeg, Manitoba.

CanWest notes with sadness the recent passing of Donald Gordon and Hon. Willard Estey, both of whom joined the CanWest board of Directors at the time of the Company’s initial public offering in 1991, and served the Company as Directors Emeritus up until their recent illnesses, as well as the recent passing of former Global President David Mintz.

DONALD GORDON      Donald Gordon, who passed away on February 7, 2002, was a trusted adviser from the very beginning of CanWest. When the Company was first formed, he became CanWest’s auditor, as a member of Coopers and Lybrand, and in 1985 left that company to become President and Chief Operating Officer of CanWest. He joined the board of Directors when CanWest became a public Company in 1991. As a board member Gordon chaired the Audit Committee and served on the Executive Committee and Compensation Committee. Upon reaching mandatory Board retirement age of 75, he was named Director Emeritus and again became a consultant to the Chairman. “Don was a trusted adviser, a friend for over 40 years, and one of the wisest and most calming influences during every struggle and barrier we had to overcome in building this company,” said I.H. Asper, Executive Chairman of CanWest. “His guidance, loyalty and commitment to CanWest will be sorely missed.”

BUD ESTEY      Bud Estey’s esteemed career included the post of Chief Justice of Ontario, a member of the Supreme Court of Canada, and Chairman of the CTV Network. He served on three Royal Commissions and was a Companion of the Order of Canada. “The recent passing of Bud Estey is a great loss, not only to his family, but also for Canada, the legal profession and the many others whose lives he touched, taught and influenced, including CanWest, his colleagues on its Board and myself and my family,” said Asper, “Canada has lost a unique statesman who spoke and wrote on many fundamental issues. He spoke out fearlessly and with courage and conviction on all public issues with a generous liberal heart grounded on wisdom, vision and, above all, principle.”

Asper adds that Estey inspired the CanWest board during his many years of service to the Company. “His wisdom, guidance and compelling logic helped immeasurably in encouraging both management and the Board to reach for unimaginable heights.”

DAVID MINTZ      David Mintz, one of Canada’s leading broadcast executives and an early builder of CanWest Global, passed away on February 5 at his home in Toronto.

Mintz joined Global in November 1979 and went on to become President of the Network. During his 15 years at Global, he was responsible for bringing such popular programs as Cheers, 60 Minutes, Hill Street Blues and St. Elsewhere to the network. He retired in 1993.

“Global has, with the passing of David Mintz, lost one of the key builders and torch bearers in the history of Global,” said I.H. Asper, “David was the original architect of Global’s now powerful programming schedule and the network’s current success is based largely on what David accomplished. The entire broadcasting industry has lost a brilliant statesman.”

Twenty-five years ago an entrepreneurial group of Founders established CanWest Capital Corporation as a vehicle for creating a new Canadian enterprise. The journey began with two executives with a shared secretary, less than 1000 square feet of rented space, and a subscribed capital of $18 million. Out of the transformation of CanWest Capital emerged CanWest Global Communications Corp., at first a highly successful television broadcaster in Canada, but now an integrated, international multi-media company.

As part of the celebration marking this important milestone in the history of CanWest, a special sculpture was struck for the occasion by the renowned artist Frank Meisler. The statue, titled "Freewheeler," captures the adventurous and freewheeling style, which has characterized and defined CanWest's first quarter century.

While it is important to look back and take pride in what has been accomplished, the best is yet to come. The last twenty-five years have been spent building CanWest into a position of leadership among Canadian media companies. In the next twenty-five years, the intention is to become the leading Canadian company among the handful of truly global media companies.

CANWEST GLOBAL COMMUNICATIONS CORP. 2002 ANNUAL REPORT - CELEBRATING 25 YEARS

CORPORATE OFFICES

CANWEST GLOBAL COMMUNICATIONS CORP.
Suite 3100 TD Centre
201 Portage Avenue
Winnipeg, Manitoba
Canada R3B 3L7
Telephone: (204) 956-2025
Fax: (204) 947-9841
www.canwestglobal.com

INVESTOR RELATIONS
John Maguire
Vice-President, Finance
and Chief Financial Officer

GENERAL INQUIRIES
Geoffrey Elliot
Vice President, Corporate Affairs
gelliot@canwest.com

CANWEST GLOBAL COMMUNICATIONS CORP.
PROXY

Annual and Special Meeting of the Shareholders of
CanWest Global Communications Corp.
to be held on January 22, 2003
THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT
OF CANWEST GLOBAL COMMUNICATIONS CORP.

The undersigned holder of Multiple Voting Shares or Subordinate Voting Shares of CanWest Global Communications Corp. (the “Company”) hereby appoints, I. H. Asper, O.C., O.M., Q.C., LL.D., or failing him, L.J. Asper, or failing him, G.S. Asper, all being directors or officers of the Company, or instead of any of the foregoing                                    , as proxy of the undersigned, to attend, vote and otherwise act for and on the behalf of the undersigned to the extent of the number of securities specified at the annual and special meeting of shareholders of the Company to be held on January 22, 2003 and at all adjournments thereof, upon the following matters:

1.	VOTE FOR [ ] WITHHOLD VOTE [ ] the election as directors the nominees specified in the accompanying management proxy circular;

2.	VOTE FOR [ ] WITHHOLD VOTE [ ] the appointment of auditors and in authorizing the directors to fix the remuneration of the auditors.

3.	VOTE FOR [ ] VOTE AGAINST [ ] approval of the resolution amending and restating By-Law No. 1-A as described in the accompanying management proxy circular.

4.	To vote at the discretion of the proxy nominee on any amendments or variations in the foregoing and such other business as may properly come before the meeting or any adjournments thereof.

If no specification is made with respect to any of items 1, 2 or 3, then the proxy will be voted for the matters referred to in the applicable item.

Executed on the                day of                     , 200     .

Number and description of Shares

Signature of Shareholder

Name of Shareholder (Please print clearly)

NOTES:

(1)	A shareholder has the right to appoint a person to represent him/her at the meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2)	To be valid, this proxy must be signed and deposited with Computershare Trust Company of Canada at 600-530 8th Avenue S.W., Calgary, Alberta, Canada, T2P 3S8, not later than the close of business on January 20, 2003, or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting.

(3)	If an individual, please sign exactly as your shares are registered.

If the shareholder is a company, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the company has a company seal, its corporate seal should be affixed.

If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

In many cases, shares beneficially owned by a holder (a “Non-Registered Holder”) are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the section entitled “APPOINTMENT AND REVOCATION OF PROXIES — Non-Registered Holders” in the accompanying management proxy circular and carefully follow the instructions of their intermediaries.

(4)	Reference is made to the accompanying management proxy circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

(5)	If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy, they shall vote together in respect of the share so held.

(6)	If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Company.

CANWEST GLOBAL COMMUNICATIONS CORP.
NOTICE OF ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders of CanWest Global Communications Corp. (the “Company”) will be held at the Fort Garry Hotel, Winnipeg, Manitoba, on Wednesday, the 22nd day of January, 2003 at the hour of 2:30 p.m. (Central Standard Time) for the following purposes:

1.	to receive the annual report, including the financial statements of the Company for the fiscal year ended August 3 1, 2002, together with the report of the auditors thereon;
2.	to elect directors for the ensuing year;
3.	to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;
4.	amend By-Law No. 1-A of the Corporation in order to, among other things, permit electronic communications with shareholders of the Corporation, permit electronic meetings of shareholders of the Corporation and to conform By-Law No. 1-A with certain amendments that have been made to the Canada Business Corporations Act; and
5.	to transact such other business as may properly come before the meeting and any adjournment thereof.

DATED at Winnipeg, Canada this 27’th day of November, 2002.

By Order of the Board of Directors

/S/ Gail S. Asper
Gail S. Asper
Secretary

If you are not able to be present at the meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Trust Company of Canada at 600-530 8th Avenue S.W., Calgary, Alberta, Canada, T2P 3S8, so as to arrive not later than the close of business on January 20, 2003 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting.

CANWEST GLOBAL COMMUNICATIONS CORP.
MANAGEMENT PROXY CIRCULAR
SOLICITATION OF PROXIES

The information contained in this management proxy circular is furnished in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders of CanWest Global Communications Corp. (the “Company”) to be held on Wednesday, January 22, 2003 at 2:30 p.m. (Central Standard Time) at the Fort Garry Hotel, Winnipeg, Manitoba, and at all adjournments thereof, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by employees of the Company. The solicitation of proxies by this circular is being made by or on behalf of the management of the Company and the total cost of the solicitation will be borne by the Company. The information contained herein is given as at November 27,2002, except as otherwise noted.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are representatives of management of the Company and are directors and/or officers of the Company. A shareholder who wishes to appoint some other person to represent him/her at the meeting may do so by inserting such person’s name in the blank space provided in the form of proxy. Such other person need not be a shareholder of the Company.

To be valid, proxies must be deposited with Computershare Trust Company of Canada (“Computershare”) at 600-530 8th Avenue S.W., Calgary, Alberta, Canada, T2P 3S8, not later than the close of business on January 20, 2003 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting.

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Non-Registered Holders

Only registered holders of Multiple Voting Shares, Subordinate Voting Shares or Non-Voting Shares of the Company, or the persons whom they appoint as their proxies, are permitted to attend the meeting and only registered holders of Multiple Voting Shares and Subordinate Voting Shares are permitted to vote at the meeting. However, in many cases, Multiple Voting Shares, Subordinate Voting Shares or Non-Voting Shares of the Company beneficially owned by a holder (a “Non-Registered Holder”) may be registered either:

(a)	in the name of an intermediary (an “Intermediary”) with which the Non-Registered Holder deals in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s RESP’s and similar plans; or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, “CDS & CO”) of which the Intermediary is a participant.

In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the notice of meeting, this management proxy circular, the form of proxy (except for holders of Non-Voting Shares) and the 2002 annual report, (which includes management’s discussion and analysis collectively, the “meeting materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders (except for holders of Non-Voting Shares) who have not waived the right to receive meeting materials will either:

A.	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare at 600-530 8th Avenue S.W., Calgary, Alberta, Canada, T2P 3S8 as described above;

or

B.	more typically, be given a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided, or in the case of a voting instruction form, follow the information on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the proxy or the proxy authorization form is to be delivered.

Revocation

A registered shareholder who has given a proxy may revoke the proxy (a) by completing and signing a proxy bearing a later date and depositing it with Computershare as aforesaid; or (b) by depositing an instrument in writing executed by him/her, or by his/her attorney authorized in writing (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the chairperson of the meeting prior to the commencement of the meeting on the day of the meeting or any adjournment thereof; or (c) in any other manner permitted by law.

A Non-Registered Holder may revoke a proxy authorization form (voting instructions) or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a proxy authorization form (voting instructions) or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the meeting.

VOTING OF PROXIES

The management representatives designated in the enclosed form of proxy will vote, or withhold from voting, the shares in respect of which they are appointed by proxy on any ballot that may be called in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder has specified a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

In the absence of such direction, such shares will be voted by the management representatives as follows:

(a)	for the election of directors;

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(b)	for the appointment of auditors and the authorization of the directors to fix the remuneration of auditors; and

(c)	for the approval of the resolution amending By-law 1-A.

The enclosed form of proxy confers discretionary authority upon the management representatives designated therein with respect to amendments to matters identified in the notice of meeting and with respect to other matters which may properly come before the meeting. At the date of this circular, management of the Company knows of no such amendments or other matters.

VOTING SHARES

The holders of Subordinate Voting Shares and Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company and to attend and vote thereat, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. On November 27, 2002, the Company had outstanding 98,293,091 Subordinate Voting Shares and 76,785,976 Multiple Voting Shares. Each shareholder of record at the close of business on December 18, 2002, the record date established for notice of the meeting, and for voting in respect of the meeting, will be entitled to 1 vote for each Subordinate Voting Share and 10 votes per share for each Multiple Voting Share held by him/her on all matters proposed to come before the meeting.

As at November 27, 2002, the only persons or companies who owned of record, or who, to the knowledge of the directors and officers of the Company, owned beneficially, directly or indirectly, or exercised control or direction over, shares of the Company carrying more than 10% of the voting rights attached to any class of outstanding shares of the Company entitled to vote in connection with any matters being proposed for consideration at the meeting were as follows:

		Type of	No. of	Percentage
Name and Address	Class of Securities	Ownership	Securities	of Class

CanWest Communications	Multiple Voting Shares	Direct	76,785,976	100.0%
Corporation(1)	Subordinate Voting Shares	Direct	3,462,874	3.5%
31st Floor, TD Centre 201 Portage Avenue Winnipeg, Manitoba, Canada R3B 3L7

AIC Group of Funds	Subordinate Voting Shares	Direct	11,911,838	12.1%
1375 Kearns Road Burlington, Ontario, Canada L7P 4V7

AIM Funds Group	Subordinate Voting Shares	Direct	18,076,041	18.4%
120 Bloor Street East Toronto, Ontario M4W 1B7

(1)	Indirectly owned and controlled by I. H. Asper and trusts for the benefit of members of his family, including David A. Asper, Gail S. Asper and Leonard J. Asper who are senior officers and directors of the Company. Mr. Asper and the relevant trusts indirectly own and control 100% of the voting shares of CanWest Communications Corporation (“CanWest Communications”).

Trust Agreement

In compliance with the rules of certain Canadian stock exchanges, CanWest Communications entered into a trust agreement dated October 9, 1991 with the Company and Montreal Trust Company of Canada (as trustee for the holders of the Subordinate Voting Shares, from time to time), as amended by a trust agreement amendment dated May 15, 1996 and a trust amendment dated January 29, 1998 (as amended, the “Trust Agreement”). The Trust Agreement provides the holders of Subordinate Voting Shares with certain rights in the event that a take-over bid having certain characteristics is made for the Multiple Voting Shares. A take-over bid, generally defined, is an offer to acquire outstanding equity or voting shares where, as a result thereof, the offeror would own more than 20% of the shares of the class which is the subject of the bid. Under applicable securities law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares.

The Trust Agreement would prevent the sale, directly or indirectly, of Multiple Voting Shares owned by CanWest Communications pursuant to a take-over bid, at a price per share in excess of 115% of the then current market price of the Subordinate Voting Shares as determined under such legislation. This prohibition would not apply if: (a) such sale is made pursuant to an offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares and an offer identical in all material respects is made concurrently to purchase Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take-up and pay for shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; or (b) there is a concurrent unconditional offer to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares.

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The Trust Agreement will not prevent certain indirect sales resulting from the acquisition of shares of a corporation which, directly or indirectly, controls or is controlled by, CanWest Communications or the Company where the transferor and transferee are members of the Asper Family, the transferee is the child or grandchild of the transferor, and the sale is otherwise made in accordance with applicable law. The phrase “Asper Family” is defined to mean (i) I.H. Asper, (ii) his spouse, (iii) any issue of Mr. Asper (treating for this purpose any legally adopted descendant as a natural descendant), (iv) his estate, (v) any trust primarily for the issue of Mr. Asper, spouses of such issue, Mr. Asper himself or his spouse and (vi) any and all corporations which are directly or indirectly 100% controlled by one or more of the foregoing. “Spouse” includes a person’s widow or widower.

The Trust will also not prevent sales of Multiple Voting Shares, directly or indirectly, to The Asper Foundation Inc. or any other charitable foundation which is a registered charity for the purposes of the Income Tax Act (Canada) (a “Foundation”), provided that a majority of the directors of the Foundation at the time of the sale are one or more of a spouse, a child or grandchild, or a spouse of a child or grandchild of the transferor (where spouse includes a widow or widower), or certain indirect sales of Multiple Voting Shares in circumstances in which the purchaser would not, as a result of the sale, hold indirectly more than 20% of the Multiple Voting Shares.

On January 20, 2000 shareholders approved an amended and restated trust agreement (the “Amended and Restated Trust Agreement”) to which certain Asper family trusts would become party. The amendment is pursuant to an estate plan which has been prepared for Mr. I.H. Asper and his family which, if implemented, would result in the 76,785,976 Multiple Voting Shares and 3,462,874 Subordinate Voting Shares of the Company currently held by CanWest Communications Corporation becoming registered in the names of the trustees of three family trusts: The David Asper Trust, The Gail Asper Trust and The Leonard Asper Trust. The shares of the Company held by CanWest Communications would be split equally among the three trusts. The trustees of each of the trusts are Israel Asper, Fred de Koning and Richard Leipsic, and the beneficiaries of the trusts are members of the Asper family, the Asper Foundation and other charitable organizations.

The Amended and Restated Trust Agreement contains terms and conditions very similar to the existing Trust Agreement except for a number of technical changes reflecting that the registered owners of Multiple Voting Shares will be the family trusts as opposed to CanWest Communications, and except for amendments to paragraphs 2(c) and 2(d) of the Trust Agreement which are designed to provide the Asper family with certain flexibility required to implement the proposed estate plan. This flexibility consists of: (i) permitting Mr. I.H. Asper, his spouse and his issue to be eligible direct holders of Multiple Voting Shares; (ii) permitting Mr. I.H. Asper, his spouse and spouses of issue of Mr. I.H. Asper to be eligible as beneficiaries of a trust which holds Multiple Voting Shares; (iii) permitting a trust which is primarily, rather than exclusively, for the benefit of the issue of Mr. I.H. Asper, spouses of such issue, Mr. I.H. Asper himself or his spouse, to hold Multiple Voting Shares; and (iv) permitting a corporation which is 100% controlled by, rather than 100% owned and controlled by, Mr. I.H. Asper, his spouse, any issue of Mr. I.H. Asper or any trust primarily for the benefit of Mr. I.H. Asper, his spouse, any issue of Mr. I.H. Asper or spouses of such issue to hold Multiple Voting Shares.

The Amended and Restated Trust Agreement will be entered into and become effective upon the Trusts becoming the registered owners of the Multiple Voting Shares and Subordinate Voting Shares currently registered in the name of CanWest Communications or on a date specified by the Board of Directors.

NON-VOTING SHARES

The Company also has authorized an unlimited number of Non-Voting Shares to facilitate foreign investment in the Company. Holders of Non-Voting Shares are entitled to receive notice of and attend any meeting of shareholders of the Company, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. The Company’s outstanding Multiple Voting Shares and Subordinate Voting Shares are convertible on a one-for-one basis into Non-Voting Shares at the option of the holder, while the Non-Voting Shares are convertible on a one-for-one basis into Subordinate Voting Shares only if transferred to or held by a “Canadian” holder (as defined in “Restrictions on Issuance and Transfer of Shares” contained in the Articles of Amendment of the Company filed June 4, 1996). Generally speaking, a “Canadian” is a citizen or permanent resident of Canada or a corporation or other entity where the chief executive officer and 80% of the board members are Canadian, 80% of the voting shares are beneficially owned and controlled by Canadians, and, if it is a subsidiary, 66-2/3% of the voting shares of its parent corporation are held by Canadians, and, where relevant, the parent does not influence any programming decisions of the subsidiary. On November 27, 2002, the Company had outstanding 1,989,660 Non-Voting Shares.

CONSTRAINED SHARE PROVISIONS

The Company’s articles state, in effect, that: (i) the maximum aggregate holdings of voting shares by non-Canadian holders are limited to 33-1/3% of the total number of voting shares of the Company; and (ii) the maximum individual holdings of the shares of the Company by any single shareholder and its associates are limited to (a) the maximum number of shares which a person may, in the opinion of the Board of Directors, own, beneficially own or control, without (I) changing the effective control of the Canadian broadcasting undertakings of the Company; (II) resulting in a person, or a person and its associates, who controls less than 30% of the issued voting shares of the Company or of any person that directly or indirectly has effective control of the Company, having control of 30% or more of such voting shares; (III) resulting in a person, or a person and its associates, who owns less than 50% of the issued shares of the Company or of any person that directly or indirectly has effective control of the Company, owning 50% or more of such issued shares; or (IV) conflicting with the conditions of the broadcasting licences held by the Company or its subsidiaries with respect to changes in the ownership or effective control of the Company’s broadcasting undertakings (any of the events described in clauses (I), (II), (III) and (IV) being a “Change of Control Transaction”) where the Change of Control Transaction does not have the prior approval of the Canadian Radio-television and

4

Telecommunications Commission; and (b) the maximum number of voting shares that may be issued or transferred to a non-Canadian holder without non-Canadian holders, in the aggregate, holding voting shares in excess of the maximum aggregate holdings. The Company’s articles also describe as the “Constrained Class” the class of persons to whom an issue or transfer of shares may, in the opinion of the Board of Directors, adversely affect the Company’s ability to qualify under any law to carry on its business or to obtain or retain any broadcasting license, including in relation to the maximum aggregate holdings, a non-Canadian holder and, in relation to the maximum individual holdings, any person who is a non-Canadian holder or who, in the opinion of the directors, intends to engage in a Change of Control transaction without the prior approval of the Canadian Radio-television and Telecommunications Commission.

In the event that an issuance or transfer of shares to a shareholder would cause the shareholder to hold shares in excess of the maximum individual holdings or would result in the number of shares held by persons in the Constrained Class exceeding the maximum aggregate holdings described above, then the articles of the Company authorize the Board of Directors to refuse to issue a share or register a transfer of a share to such shareholder.

Pursuant to the regulations under the CBCA, if Voting Shares held by or on behalf of a person in the Constrained Class exceed the maximum individual holdings, the Shares held by or on behalf of that person may not be voted. The regulations under the CBCA also provide that any corporation or trust which was not a person in the Constrained Class but becomes a person in the Constrained Class will no longer be permitted to exercise the voting rights attached to the Voting Shares that it holds.

ELECTION OF DIRECTORS

     The number of directors to be elected at the meeting has been set by the Board of Directors pursuant to the By-laws of the Company to be nine. The management representatives designated in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set out below. All such nominees are now directors and have been directors since the dates indicated below. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the next annual meeting or until his/her successor is elected or appointed. The Company has an Executive Committee, an Audit Committee, an Executive Compensation Committee and a Pensions Committee. The members of such committees are indicated below.

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	Major Positions with			Ownership or
	Company and	Principal	Director	Control Over
Name	Significant Affiliates	Occupation	Since	Voting Securities

I. H. Asper, O.C., O.M., Q.C. LL.D.(1)(2)	Executive Chairman of the Board	Executive Chairman of the Board of the Company	February 1984	(3)

David A. Asper(1)(4)	Director	Executive Vice President of the Company	January 1997	(3)

Gail S. Asper	Secretary	Secretary of the Company	February 1992	(3)

Leonard J. Asper(1)	President and Chief Executive Officer	President and Chief Executive Officer of the Company	January 1997	14,000 Subordinate Voting shares (3)

Dr. Lloyd I. Barber, C.C., LL.D. (1)(2)(4)(5)	Director	President Emeritus, University of Regina	February 1992	Nil

Jalynn H. Bennett, C.M.(2)(5)	Director	President, Jalynn H. Bennett and Associates Ltd.	January 1998	2,225 Subordinate Voting Shares

The Lord Black of Crossharbour P.C. (Can) O.C. K.C.S.G	Director	Chairman of the Board and Chief Executive Officer of Hollinger Inc.	November 2000	Nil

The Honourable Frank J. McKenna, P.C.(2)(5)	Director	Counsel, McInnes Cooper & Robertson	July 1999	2,000 Subordinate Voting Shares

F. David Radler(1)	Director	Deputy Chairman of the Board, President and Chief Operating Officer of Hollinger Inc.	November 2000	Nil

(1)	Member of the Executive Committee.

(2)	Member of the Executive Compensation Committee.

(3)	Mr. I. H. Asper and trusts for the benefit of members of his family, including David A. Asper, Gail S. Asper and Leonard J. Asper, indirectly own and control CanWest Communications which, in turn, owns 100% of the Multiple Voting Shares and 3,462,874 Subordinate Voting Shares. See “Voting Shares”.

(4)	Member of the Pensions Committee

(5)	Member of the Audit Committee.

Each of the foregoing persons, were elected to his or her present term of office by the shareholders of the Company at a meeting in respect of which the Company circulated a management information circular to shareholders.

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REMUNERATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation of Named Executive Officers

The Summary Compensation Table details compensation information for the three fiscal years ended August 31, 2002, for the Chief Executive Officer and the four other most highly compensated executive officers of the Company (the “named executive officers”) for services rendered in all capacities with respect to the fiscal year ended August 31, 2002.

SUMMARY COMPENSATION TABLE

					Long Term
					Compensation
					Awards
		Annual Compensation

					Securities	All
Name and				Other Annual	Under	Other
Principal		Salary	Bonus	Compensation	Options	Compensation
Position	Year	$	$	$(1)	Granted(2)	$

L.J. Asper(3)	2002	540,800	—	—	—	—
President & Chief	2001	520,000	—	—	30,000	—
Executive Officer,	2000	500,000	966,842	—	40,496	—
CanWest Global Communications Corp.
I.H. Asper	2002	575,000	305,180	—	—	—
Executive Chairman,	2001	575,000	1,430,030	—	—	—
CanWest Global	2000	575,000	1,744,902	—	—	—
Communications Corp.
D. Babick(4)	2002	600,000	142,500	17,766	—	—
President & Chief	2001	525,000	142,500	24,400	—	—
Operating Officer of CanWest Publications Inc.
G.R. Noble(5)	2002	625,683	—	—	—	—
President & Chief	2001	658,027	141,973	30,783	126,550	—
Executive Officer of	2000	382,150	33,333	—	—	—
Global Television Network Inc.
T.C. Strike	2002	500,000	60,000	13,278	—	—
Chief Operating Officer,	2001	475,000	—	23,755	20,000	—
(Corporate) of CanWest	2000	400,000	125,000	21,577	25,310	—
Global Communications Corp.

(1)	The value of perquisites and benefits for each named executive officer is less than the lesser of $50,000 and 10% of the total annual base compensation and bonuses. Amounts shown reflect imputed interest benefit on loans pursuant to the Employee Share Purchase Plan and/or other indebtedness.

(2)	Option exercise price per share was market price per share of the Subordinate Voting Shares as at the date the options were granted.

(3)	Appointed President and Chief Executive Officer effective September 1, 1999. Mr. Asper donated $766,842 of his fiscal 2000 bonus to the CanWest Global Foundation.

(4)	Mr. Babick was appointed to his present position November 16, 2000. Prior to this date, Mr. Babick was not employed by the Company or a subsidiary of the Company.

(5)	Mr. Noble was appointed to his present position May 1, 2000.

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Executive Employment Agreements

Leonard J. Asper

The Company has entered into an employment agreement with Leonard J. Asper, its President and Chief Executive Officer. The agreement has a five year term, expiring on August 31, 2004, and provides for a base annual salary of $500,000, increasing annually at the greater of 4% and the increase in CPI, incentive compensation equal to 5% of the increase in the Company’s consolidated net earnings before amortization of broadcast licences and goodwill over the prior year, and includes health, life insurance and similar benefits available to all the Company’s executives. The agreement requires that Mr. Asper not engage or invest in, own, manage, operate, finance, control or participate in any business that competes with the Company for a period of twelve months following expiration of his employment with the Company. Should Mr. Asper terminate the agreement within six months following a change in control of the Company, Mr. Asper is entitled to receive 18 months basic compensation and pro-rated incentive compensation for the fiscal year in which the termination occurs.

I.H. Asper

The Company has entered into an employment agreement with I.H. Asper, its Executive Chairman of the Board of Directors. The agreement provides for an annual salary of $575,000, incentive compensation equal to 1% of the Company’s consolidated net earnings before amortization of broadcast licences and goodwill, and includes health, life insurance and similar benefits available to all the Company’s executives.

Donald Babick

The Company has entered into an employment agreement with Donald Babick, the President and Chief Operating Officer of CanWest Publications Inc. The agreement provides for a base annual salary of $600,000, incentive compensation up to 50% of base salary based upon agreed financial and personal objectives, and includes health, life insurance and similar benefits available to all of the Company’s executives. The agreement provides the Company the right to preclude Mr. Babick from employment by companies other than CanWest in the countries in which CanWest has print operations for a period up to 18 months subsequent to leaving CanWest. Under such circumstances, Mr. Babick is entitled to continue to receive salary and health benefits for a period up to 18 months.

Gerald R. Noble

Global Television Network Inc. has entered into an employment agreement with Gerald R. Noble, the President and Chief Executive Officer of Global Television Network Inc. The agreement has a 40-month term, expiring on August 31, 2003, and provides for a base annual salary equal to the greater of $500,000 and 0.33% of the consolidated EBITDA of the Company’s Canadian television operations, incentive compensation based on improvements in the financial performance of the Company, and includes health, life insurance and similar benefits available to all of the Company’s executives. The agreement requires that Mr. Noble will not compete with the Company for a period of twelve months following the termination of his employment with the Company. In the event of termination without just cause, Mr. Noble is entitled to receive not less than twelve months basic compensation, including pro-rated incentive and bonus payments.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR

The Company has adopted an Executive Stock Option Plan as part of its Amended and Restated Combined Share Compensation Plan under which directors and eligible executives of the Company are entitled to receive options to acquire Subordinate Voting Shares or Non-Voting Shares, depending upon each executive’s citizenship. The Executive Stock Option Plan is administered by the Board of Directors of the Company, which establishes the option price per share on the date on which any options are granted. In all cases, the option price per share has been the market value of the Subordinate Voting Shares as at the date the option was granted and in no case has the option term exceeded 10 years. Options granted up to December 31, 1995 are exercisable in equal annual installments over a 5-year period at any time in each year, unless the Board of Directors determines otherwise. Options granted from January 1, 1996 to January 1, 2000 vest in equal annual instalments over five years in the twelfth month of each year of the option with the exceptions of options granted to Directors which vest immediately, and options granted to P.D. Viner in July 1997 and in July 1998 which vested in equal annual amounts over the period to July 2002. Options granted after January 1, 2000 and before November 2002 are exercisable over a six year period with one third of the options vesting after every two years. The aggregate number of Subordinate Voting Shares and Non-Voting Shares which have been reserved for issue under this plan, together with any Subordinate Voting Shares and Non-Voting Shares reserved for issue under any options for service or other employee stock purchase or option plans established from time to time may not exceed an aggregate of approximately 13.8 million shares and no individual optionee may hold options to purchase an aggregate number of Subordinate Voting Shares and Non-Voting Shares in excess of 5% of the issued and outstanding Subordinate Voting Shares and Non-Voting Shares at the date of the grant of the option.

No options were granted during fiscal 2002 to the named executive officers of the Company under the Executive Stock Option Plan.

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AGGREGATE OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES

Information as to options exercised during the year and unexercised and outstanding options to purchase Subordinate Voting Shares pursuant to the Executive Stock Option Plan in respect of the named executive officers of the Company is shown in the table below:

					Value of Unexercised
	Securities		Unexercised Options		In-The-Money Options
	Acquired	Aggregate	at August 31, 2002		at August 31, 2002
	on	Value
	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	#	$	#	#	$	$

I.H. Asper	—	—	455,580	—	—	—
L. J. Asper	—	—	31,155	59,617	—	—
G.R. Noble	—	—	54,580	84,394	—	—
T.C. Strike	—	—	21,580	48,863	—	—

EXECUTIVE PENSION BENEFITS

Retirement Compensation Arrangement

Certain senior executives of the Company are covered under a Retirement Compensation Arrangement (RCA). Under the RCA, the benefit accrual is equal to 2.25% of the executive’s Final Average Earnings multiplied by the number of years the executive has been continuously employed by the Company. Final Average Earnings are defined as the average of the executive’s salary plus incentive bonus in each of the best 3 consecutive years out of the last 10 years of the executive’s employment with the Company. Normal retirement is at age 62 and the pension is payable for only the lifetime of the executive. Participants can retire as early as age 50 with 5 years’ service. Pensions payable on early retirement will be reduced by 0.5% for each month that retirement occurs prior to age 62. For purposes of the RCA benefits, the Final Average Earnings are capped at $500,000. Benefits accrued under the RCA are not reduced by any social security or Canada Pension Plan benefits. The table below shows the pension amounts which would be payable at normal retirement based on various levels of compensation and service.

		Years of Credited Service
Final Average
Earnings	15	20	25	30	35

$125,000	42,187.50	56,250.00	70,312.50	84,375.00	98,437.50
150,000	50,625.00	67,500.00	84,375.00	101,250.00	118,125.00
175,000	59,062.50	78,750.00	98,437.50	118,125.00	137,812.50
200,000	67,500.00	90,000.00	112,500.00	135,000.00	157,500.00
225,000	75,937.50	101,250.00	126,562.50	151,875.00	177,187.50
250,000	84,375.00	112,500.00	140,625.00	168,750.00	196,875.00
300,000	101,250.00	135,000.00	168,750.00	202,500.00	236,250.00
400,000	135,000.00	180,000.00	225,000.00	270,000.00	315,000.00
500,000	168,750.00	225,000.00	281,250.00	337,500.00	393,750.00

The above table is applicable to L.J. Asper, I.H. Asper, G.R. Noble and T.C. Strike. Credited service at January 1, 2003 will be as follows:

Mr. L.J. Asper, 8.9 years;
Mr. I.H. Asper, 30 years;
Mr. G.R. Noble, 17.7 years; and
Mr. T.C. Strike, 16.4 years

Supplemental Executive Retirement Arrangement

Certain executives of the Company are covered under a Supplemental Executive Retirement Arrangement (SERA). Under this arrangement the pension accrual is equal to 2% of the Executive’s Final Average Earnings multiplied by the executive’s years of credited service. Final Average Earnings are defined as the last 60 consecutive months’ earnings including salary, incentive bonuses and any other compensation received by the executive from the Company. Normal retirement is at age 65 and the pension is payable for only the lifetime

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of the executive except that five years’ payments are guaranteed. Participants can retire as early as age 55 with 5 years’ service or, its equivalent in combined age and service. Pensions payable on early retirement will be reduced by 0.33% for each month that retirement occurs prior to age 65 or, in certain cases, age 62 with 10 years service. For purposes of the SERA, credited service is capped at 30 or 35 years, depending on the circumstances. Benefits accrued under the SERA are reduced by the pension payable under the Canada Pension Plan.

		Years of Credited Service
Final Average
Earnings	15	20	25	30	35

$200,000	60,000	80,000	100,000	120,000	$140,000
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
350,000	105,000	140,000	175,000	210,000	245,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000

The above table is applicable to Mr. D. Babick. Mr. Babick’s retirement benefit will be based on 60% of final average remuneration after age 60 (or 50% at age 55). Mr. Babick’s credited service at January 1, 2003 will be 25.9 years.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND
SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

All employees of the Company and non-executive directors are eligible to participate in the Employee Share Purchase Plan and certain management employees of the Company are eligible to participate in the Management Share Purchase Plan, each of which are part of the Company’s Amended and Restated Combined Share Compensation Plan. Participants may acquire, annually, Subordinate Voting Shares or Non-Voting Shares, depending upon the participant’s citizenship, with a purchase price equal to the market price per share of the shares up to a maximum of the amount of their annual directors fees in the case of directors; 5% of their annual base compensation in the case of other participants in the Employee Share Purchase Plan; and 10% in the case of participants in the Management Share Purchase Plan. All participants are eligible to receive interest-free share purchase loans from the Company. Such loans are to be repaid in full by December 31 of the year in which the loans were made. Effective July 30, 2002, Section 402 of the Sarbanes-Oxley Act of 2002 precludes executive officers and directors of companies which are registered for trading in the United States from receiving share purchase loans from the Company.

The aggregate amount outstanding to the Company and its subsidiaries for indebtedness of present and former directors, officers and employees, in connection with the purchase of securities of the Company, excluding routine indebtedness, as at November 27, 2002 was approximately $16,500.

OTHER INDEBTEDNESS

The aggregate amount outstanding to the Company and it subsidiaries for indebtedness of present and former directors, officers and employees, and not in connection with the purchase of securities of the Company, as at November 27, 2002 was approximately $1,257,265.

COMPOSITION OF THE EXECUTIVE COMPENSATION COMMITTEE

The Company’s Executive Compensation Committee is comprised of the Honorable Frank J. McKenna, P.C., Mr. I.H. Asper, O.C., O.M., Q.C., LL.D., Dr. L.I. Barber, C.C., LL.D. and Ms. J.H. Bennett, C.M. Mr. McKenna is the Chair of the Committee. Mr. I.H. Asper was not present at, nor did he participate in, deliberations concerning his compensation.

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REPORT ON EXECUTIVE COMPENSATION

The Company’s executive compensation policies are designed to recognize and reward individual performance as well as provide a competitive level of compensation. Executive compensation consists of base salary, annual performance-based incentives, long-term stock options and perquisites.

The total compensation package is designed to be competitive with that provided by publicly traded Canadian companies which, similar to the Company, are involved in the media and entertainment industry and with other publicly traded Canadian companies of comparable size in terms of revenue. The comparative media companies include the twelve largest media companies in Canada which together have a median revenue of $758 million. The other Canadian companies include companies in industries other than media and entertainment, with revenues between $1 billion and $4 billion. The median revenue for this group was $2.1 billion. In addition, the Company has analyzed Canadian compensation surveys and studies to compare the features of the Company’s compensation arrangements and the relative compensation levels of these arrangements to those of the comparison groups.

Base compensation has been determined for each of the named executive officers based upon individual performance, responsibility and experience and reflecting the contribution expected from each executive officer. In addition to base compensation, executive compensation arrangements include an incentive component designed to encourage and reward improved performance from year to year. Annual executive incentive payments are based upon achievement of improved financial results and achievement of personal objectives. Total annual incentive payments may not exceed a pre-determined percentage of base salary and are generally weighted 75% as to achievement of financial criteria and 25% as to achievement of personal objectives. The financial criteria include a minimum year over year increase in the share price, a minimum year over year increase in net earnings and a minimum return on average shareholders’ equity.

Compensation for the Chief Executive Officer is determined pursuant to an employment agreement entered into in 1999. The agreement provides for a base salary and incentive compensation equal to 5% of the increase in the Company’s consolidated net earnings before amortization of broadcast licences and goodwill over the prior year. The Executive Compensation Committee reviews the compensation of the Chief Executive Officer of the Company in relation to the compensation of the Chief Executive Officers of the media and entertainment comparison group and the other Canadian company group. Although specific targets are not set for salary levels, Mr. L.J. Asper’s fiscal 2002 salary was below the 25th percentile of both groups. Mr. L.J. Asper did not earn an incentive payment in respect of fiscal 2002.

The Company has established an Executive Stock Option Plan. Option entitlements vary for each participant dependent upon position in the Company’s management structure. The Company’s current practice is to grant options based upon the financial performance of the Company. Specifically, for options to be granted, the Company must achieve at least two of the following performance criteria: a minimum year over year increase in the share price, a minimum year over year increase in net earnings and a minimum return on average shareholders’ equity. No named executive officers were granted options in fiscal 2002. The Company has determined that the maximum dilutive impact of outstanding stock options shall not exceed 5% and accordingly believe this Plan to be more restrictive than the majority of such Plans of companies in the comparison groups.

The Executive Compensation Committee has established a non-registered Supplementary Executive Retirement Plan for executives of the Company. This Plan is competitive to those of companies in the comparison groups.

Submitted by:

Frank McKenna, P.C., Chair I.H. Asper, O.C. O.M. Q.C., LL.D. Dr. L.I. Barber, C.C. LL.D. J.H. Bennett, C.M.

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SHARE PERFORMANCE GRAPH

The following graph shows changes over the past five year period in the value of $100 invested in: (1) CanWest’s Subordinate Voting Shares; (2) the TSX Communications and Media Total Return Index; and (3) the S&P/TSX Composite Index as of August 31, 2002.

CanWest Comparison of 5-Year Total Shareholders’ Return
Subordinate Voting Shares

Total Return Index Values (Subordinate Voting Shares)

  Assuming an investment of $100 and the reinvestment of dividends.

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CanWest Comparison of 5 Year Total Shareholders’ Returns
Non-Voting Shares

The following graph shows changes over the past five year period in the value of $100 invested in (1) CanWest’s Non-Voting Shares; (2) the TSX Communications and Media Total Return Index; and (3) the S&P/TSX Composite Index as of August 31, 2002. The Non-Voting Shares also trade on the New York Stock Exchange.

Total Return Index Values (Non-Voting Shares)

CanWest Global (CGS.A)
S&P / TSX Composite Index
TSX Communications & Media
250
200
150
100
50
0
8/31/1997
8/31/1998
8/31/1999
8/31/2000
8/31/2001
8/30/2002

	8/31/1997	8/31/1998	8/31/1999	8/31/2000	8/31/2001	8/30/2002
CanWest Global (CGS.A)	100.00	90.76	87.39	83.07	59.16	30.30
S&P / TSX Composite Index	100.00	84.97	108.86	177.91	118.67	107.83
TSX Communications & Media	100.00	112.43	155.87	186.08	147.88	112.54

            Assuming an investment of $100 and the reinvestment of dividends.

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REMUNERATION OF DIRECTORS

Directors of the Company who are employees or otherwise retained by the Company are not entitled to receive any additional remuneration for serving as directors. All other directors are entitled to receive an annual director’s fee of $25,000 and a maximum of $1,500 for each meeting attended. The Chairman of each committee of the Board of Directors is entitled to an additional $5,000 per annum for acting as such and directors are entitled to $1,000 per annum for each committee on which they serve. All directors are reimbursed for travel and other reasonable expenses incurred in attending board meetings. In fiscal 2002 aggregate directors’ fees of $271,250 were paid by the Company.

The directors are also entitled to participate in the Executive Stock Option Plan. In January 2002, each non-executive director serving at that time received a grant of options to purchase 7,500 Subordinate Voting Shares. These options, which vest immediately on grant, have a 10-year term and may be exercised at an exercise price of $11.99 per share.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company has purchased, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary. The following are particulars of such insurance:

(a)	the total amount of insurance is $30,000,000 and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;

(b)	the annual premium for the current financial year is $285,000. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)	the policy provides for deductibles as follows:

(i)	with respect to the directors and officers there is no deductible applicable; and

(ii)	with respect to reimbursement of the Company there is a deductible of $1,000,000 per occurrence.

APPOINTMENT OF AUDITORS

The management representatives designated in the enclosed form of proxy intend to vote in favor of the reappointment of PricewaterhouseCoopers LLP as auditors of the Company to hold office until the next annual meeting of shareholders. PricewaterhouseCoopers LLP (or their predecessors Coopers & Lybrand) have served as auditors of the Company since 1985.

The resolution to appoint PricewaterhouseCoopers LLP as auditors of the Company and to authorize the directors to fix the auditors’ remuneration must be passed by at least 50% of the votes cast by the holders of the Multiple Voting Shares and Subordinate Voting Shares of the Company voting together as a group, either present in person or represented by proxy at the meeting.

SHAREHOLDER PROPOSALS FOR NEXT YEAR’S ANNUAL MEETING

The Canada Business Corporations Act permits certain eligible shareholders of the Company to submit shareholder proposals to the Company, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Company must receive shareholder proposals for the annual meeting of shareholders of the Company to be held in 2004 is August 28, 2003.

SPECIAL BUSINESS – AMENDMENT TO BY-LAW NO.1-A

The Board of Directors approved the amendment and restatement of By-law No. 1-A in order to, among other things, permit electronic communications with shareholders of the Company, permit electronic meetings of shareholders of the Company, to conform By-law No. 1- A with certain amendments that have been made to the Canada Business Corporations Act and appoint the Chair of the Board as ex-officio member of all Board committees. The amended and restated By-law No. 1-A is attached as Schedule 1 to this Management Proxy Circular. The shareholders are being asked to pass the resolution attached as Schedule 2 to confirm the amended and restated By-law No. 1-A. In order to be approved, the resolution must be passed by a majority of the votes cast by the holders of the Multiple Voting Shares and the Subordinate Voting Shares present in person or represented by proxy, failing which the amendment and restatement to By-law No. 1-A by the Board of Directors will cease to be effective.

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STATEMENT OF
CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the “TSX”) requires that every listed company disclose its corporate governance practices annually and relate their corporate governance practices to each of the “Guidelines for Improved Corporate Governance” contained in the December 1994 report of the TSX committee on corporate governance in Canada (the “TSX Report”). A description of the Company’s corporate governance practices follows, referring to each of the guidelines established in the TSX Report.

In this Statement, the term “unrelated director” and “outside director” have the meaning given to those terms in the TSX report. An “unrelated director” is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. An “outside director” is a director who is not a member of management. As well, the term “independent director” as used in this statement is used to describe an unrelated director who is free from any interests in or relationships with either the Company or the significant shareholder of the Company or any affiliate of the significant shareholder.

Mandate of the Board

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for:

· reviewing and assessing the operations of the Company with a view to ensuring the best performance is achieved;

· reviewing and approving major development activities of the Company including major acquisitions, investments and divestitures outside the ordinary course of business;

· approving operating and capital budgets;

· reviewing and approving the dividend policy and declaration of dividends;

· reviewing and assessing the performance of the senior management including the Chief Executive Officer;

· reviewing and approving prospects for additional senior management positions;

· reviewing and approving major financing;

· reviewing and approving the quarterly and annual financial statements;

· reviewing and approving compensation of the Chief Executive Officer and other senior executives;

· reviewing the Company’s share compensation plan for employees, management and executives;

· reviewing and approving any securities offerings; and

· reviewing the internal control and management information systems.

Inherent in the mandate of the Board is the responsibility to review the Company’s strategic planning, risk management, succession planning (including appointing, training and monitoring senior management), shareholder communications and the integrity of the Company’s internal control and management information systems. These matters are routinely and expressly dealt with by the Board throughout the year.

There were seven meetings of the Board of Directors held in fiscal 2002. Seven meetings of the Board are currently scheduled for fiscal 2003. On a regular basis, regardless of whether a meeting is scheduled, all directors receive information including a report from the Chief Executive Officer, a report on corporate development activities, operations reports, a financial overview and other pertinent information. All executives are available for discussions with the directors concerning any questions or comments which may arise between meetings.

Board Composition

The Company’s Board currently consists of ten directors. The Board has determined that the number of directors to be elected at the meeting will be nine. The relatively small size of the Board has enabled it to be extremely flexible with regard to scheduling meetings, including unplanned meetings which are called in order to review new opportunities. The Board is thus able to act quickly and remain well informed at all times.

The proposed Board will consist of six unrelated directors and three related directors within the meaning of the TSX Report. The six unrelated directors are: Mr. I.H. Asper, O.C., O.M., Q.C., LL.D.; Dr. Lloyd I. Barber, C.C., LL.D; Ms. Jalynn H. Bennett, C.M.; The Lord Black of Crossharbour, K.C.S.G; The Honourable Frank J. McKenna, P.C. and Mr. F. David Radler. The remaining three directors are related within the meaning of the TSX Report. Accordingly, the Board will be constituted with a majority of individuals who qualify as unrelated directors.

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In determining whether the directors were unrelated, the Board examined the factual circumstances of each director and considered them in the context of many factors and concluded that all the individuals in question were independent from management and were free from any interest and any business or other relationship which would or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Company.

Proportionate Representation

The Company is indirectly controlled by Mr. I.H. Asper, O.C., O.M., Q.C., LL.D., and trusts for the benefit of members of his family, including David A. Asper, Gail S. Asper and Leonard J. Asper, each of whom are senior officers of the Company and proposed for election as directors. Mr. I.H. Asper and those trusts directly or indirectly own all of the Multiple Voting Shares of the Company and 3,462,874 Subordinate Voting Shares of the Company, which together represent approximately 89% of the total votes and 45% of the total equity and therefore, together, are a “significant shareholder” of the Company within the meaning of the TSX Report.

The Subordinate Voting Shares which are held by shareholders (“public shareholders”) other than the Corporation’s significant shareholder and any of its affiliates represent approximately 11% of the total votes and together with the Non-Voting Shares which are held by public shareholders represent 55% of the total equity.

The directors believe that five of the unrelated directors are independent and outside directors. The five independent and outside directors are: Dr. Lloyd I. Barber, C.C., LL.D; Ms. Jalynn H. Bennett, C.M.; The Lord Black of Crossharbour; The Honourable Frank J. McKenna, P.C. and Mr. F. David Radler. Approximately 55% of the equity shares of the Corporation are held by public shareholders and the directors therefore believe that the membership on the Board of Directors of these five directors, being 55% of the total number of directors, fairly reflects the investment in the Company by public shareholders.

Independence from Management

In order to ensure that the Board of Directors can function independently from management, the Company has separated the roles of Chairman and Chief Executive Officer through the appointment of Mr. I.H. Asper as Executive Chairman of the Board of Directors and Mr. Leonard J. Asper as President and Chief Executive Officer. Further, independent directors chair each of the Audit Committee, Executive Compensation Committee and Pensions Committee.

Board Committees

The Board of Directors has 4 committees: the Audit Committee, the Executive Compensation Committee, the Executive Committee and the Pensions Committee. The Chair of the Board of Directors is an ex-officio member of all committees of the Board, subject to the limitations set out in the by-laws of the Company.

i) Audit Committee

The Audit Committee is composed entirely of independent directors in compliance with the Guidelines established in the TSX Report. The committee is responsible for, among other things, reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The committee is also responsible for reviewing quarterly financial statements and the annual financial statements prior to their approval by the Board of Directors. The Audit Committee met six times in fiscal 2002, during which time its members were Dr. Lloyd I. Barber, C.C., LL.D., Ms. Jalynn H. Bennett, C.M. and The Honourable Frank McKenna, P.C. Ms. Jalynn H. Bennett, C.M. is Chair of the Audit Committee.

ii) Executive Compensation Committee

The Executive Compensation Committee is composed entirely of unrelated directors and makes recommendations to the Board on, among other things, executive compensation, including the compensation of the Chief Executive Officer, and reviews other aspects of executive compensation, such as the Company’s share compensation plans. The Committee also ensures that the Company complies with corporate and securities legislation with respect to executive compensation disclosure in the annual information circular. The Committee held one meeting in fiscal 2002 during which time its members were the Honourable Frank J. McKenna, P.C., Mr. I.H. Asper, O.C., O.M., Q.C., LL.D., Dr. Lloyd I. Barber, C.C., LL.D. and Jalynn H. Bennett, C.M.. The Honorable Frank J. McKenna, P.C. is Chair of the Executive Compensation Committee.

iii) Executive Committee

The Executive Committee is composed of the Executive Chairman of the Board of Directors, the President and Chief Executive Officer of the Company and four additional directors. The Committee is expected to meet between meetings of the Board to review the performance of the Company and business development opportunities and make recommendations to the Board. The Committee is also expected to deal with less significant matters and corporate matters of a routine nature. Matters of a significant nature must be dealt with by the Board. The Committee held seven meetings in fiscal 2002 during which time its members were Mr. I.H. Asper, O.C., O.M., Q.C., LL.D., Mr. David A. Asper, Mr. Leonard J. Asper, Dr. Lloyd I. Barber, CC., LL.D., Mr. F. David Radler and Mr. Peter D. Viner.

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iv) Pensions Committee

The Pensions Committee is composed of three directors. The committee is responsible for overseeing matters relating to the investment policies and performance of the Company’s pension funds. The members of the committee are Dr. Lloyd I. Barber, C.C., LL.D., Mr. David A. Asper and Ms. Jalynn H. Bennett, C.M. Dr. Lloyd I. Barber is Chair of the Pensions Committee.

Corporate Governance

As a result of the TSX’s corporate governance rules, the Board of Directors passed a resolution authorizing the Board to expressly assume responsibility for developing and monitoring the Company’s approach to corporate governance issues. The Corporate Secretary who is also a director has been appointed as the person responsible for ensuring all corporate governance matters are reviewed by the Board and that procedures recommended in the guidelines established in the TSX Report are followed, where appropriate.

Decisions Requiring Board Approval

In addition to those matters which must by law be approved by the Board, the Board approves dispositions, acquisitions or investments which are outside the ordinary course of business of the Company. The Board also reviews and approves operating and capital budgets. The Board also reviews the recommendations of the Executive Compensation Committee as to the adequacy and form of compensation of the directors to ensure that compensation realistically reflects the responsibilities and risks involved in being an effective director. The Board also approves changes in senior management. The directors have access to management and the Company’s advisors in order to assist in their understanding of proposed Board actions and the implications of voting for or against such actions. In addition, Committees of the Board are authorized by the Board from time to and as appropriate to retain outside advisors at the Company’s expense.

Because the Company focuses on new development opportunities, at any given time a significant number of investment opportunities may be under investigation by management. The Board receives monthly reports on these activities and Board meetings are held to review and approve the corporate development transactions. The Board has not felt it necessary to develop a description of the definition of limits to management’s responsibilities, nor to develop a specific statement of corporate objectives which the Chief Executive Officer is responsible for meeting. As a result of its relatively small size, the Board is very flexible and management has been able to liaise regularly with the Board to seek approval for any activities outside the normal course of business.

With respect to establishing specific corporate objectives for the Company and the Chief Executive Officer, the Board is satisfied that such objectives (both long and short term) are set and regularly discussed at Board meetings.

Board Performance

It is the responsibility of the Executive Chairman of the Board to ensure the effective operation of the Board and to ensure the Board discharges its responsibilities. Because of the relative youth of the Company and the small Board of Directors, it has not been necessary to create formal committees or to convene specific meetings to assess the effectiveness of the Board as a whole, the committees of the Board or the contribution of individual directors and the quality of information provided to the Board or to establish a specific committee to propose new nominees to the Board. The Board has established an orientation and education program for new director recruits. To date, issues regarding quality of information, suggestions regarding the appointment of new directors and issues regarding Board performance have been raised and have been regularly explored at meetings of the Board of Directors. To date, the Executive Chairman has been of the view that Board performance has been more than satisfactory. As well, the Executive Chairman has made himself available at all times for discussions with individual Board members regarding Board performance.

Shareholder Feedback

The Company has a Director of Communications who, working with the Secretary and other senior executives of the Company, responds promptly to all shareholder inquiries. To date, the Company believes that all shareholder inquiries have been dealt with in a manner satisfactory to the particular shareholder.

Expectations of Management

The Board of Directors expects management, among other things, to work diligently towards enhancing the Corporation’s performance by ensuring that existing operations are managed prudently and that new profit centres are sought. It is expected that management will provide the Board with all pertinent information regarding the operations and corporate development activities of the Company so that the Board can properly assess whether these goals are being met. The Company believes that the Board of Directors has been kept fully informed of the Company’s activities. Management is expected and strives to provide as much information as is required or requested to ensure that the Board can participate actively in important discussions on the Company’s future, discussions regarding strategic planning and discussions regarding the assessment of performance. The Board of Directors expects management to be completely forthcoming with respect to its assessment of opportunities and performance so that the Board can make reasoned decisions regarding same.

The Board will continue to monitor the nature of the information requested by and provided to the Board so that it is able to determine if the Board can be more effective in identifying issues and opportunities for the Company, and without charge to security holders of the Company.

17

AVAILABILITY OF DISCLOSURE DOCUMENTS

Copies of the Company’s latest annual information form (together with the documents incorporated therein by reference), the comparative financial statements of the Company for the fiscal year ended August 31, 2002 together with the report of the auditors thereon, management’s discussion and analysis of the Company’s financial condition and results of operations for the fiscal year ended August 31, 2002, the interim financial statements of the Company for periods subsequent to August 31, 2002 and this circular are available upon request from the Secretary of the Company.

DIRECTORS’ APPROVAL

The contents of this circular and the sending thereof to shareholders of the Company have been approved by the directors of the Company.

By Order of the Board of Directors

/s/ Gail S. Asper

Gail S. Asper
Secretary

Winnipeg, Canada
November 27, 2002

18

SCHEDULE 1

BY-LAW NO. 1-A
of
CANWEST GLOBAL COMMUNICATIONS CORP.
(the “Corporation”)

1. INTERPRETATION

1.1. Expressions used in this By-law shall have the same meanings as corresponding expressions in the Canada Business Corporations Act (the “Act”).

2. CORPORATE SEAL

2.1. Until changed by the directors, the corporate seal of the Corporation shall be in the form impressed in the margin hereof.

3. FINANCIAL YEAR

3.1. Until changed by the directors, the financial year of the Corporation shall end on such day in each year as the board of directors may from time to time by resolution determine.

4. DIRECTORS

4.1. Number and Election. The number of directors shall be such number as the directors may from time to time determine provided that such number shall not be fewer than three and not more than fifteen, and that at least four-fifths of the total number of directors shall be Canadian citizens. Directors shall be elected by ordinary resolution at an annual or special meeting of shareholders. At each election of directors the number elected shall be the number of directors then in office unless the directors or the shareholders otherwise determine. Notwithstanding any vacancy among the directors, the remaining directors elected at such meeting may exercise all the powers of the board so long as a quorum of the board remains in office.

4.2. Term of Office. Each director shall hold office until the close of the annual shareholders’ meeting next following the election or appointment of such director or the election or appointment of such director’s successor.

4.3. Quorum. A quorum of directors shall be the majority of directors then in office or such greater or lesser number as the directors or shareholders may from time to time determine.

4.4. Calling of Meetings. Meetings of the directors or of any committee of directors shall be held at such time and place within or outside Canada as the Chair of the Board, the President or any two directors may determine.

4.5. Notice of Meetings. Notice of the time and place of each meeting of directors may be given to each director by telephone not less than 48 hours before the time of the meeting or by written notice not less than four days before the date of the meeting or electronically not less than four days before the date of the meeting, as provided in section 11.1, provided that the first meeting immediately following a meeting of shareholders at which directors are elected may be held without notice if a quorum is present. Meetings may be held without notice if the directors waive or are deemed to waive notice.

4.6. Chair. The Chair of the Board, or in the Chair’s absence the President if a director, or in the President’s absence a director chosen by the directors at the meeting, shall be Chair of any meeting of directors. The Chair of the Board shall be an ex-officio member of all Board committees subject to applicable law and to the Board’s discretion to revoke any appointment if it would not comply with the Corporation’s corporate governance practices or applicable guidelines of the stock exchanges on which the Corporation is listed.

4.7. Voting at Meetings. At meetings of directors each director shall have one vote and questions shall be decided by a majority of votes. In case of an equality of votes the Chair of the meeting shall have a second or casting vote.

4.8. Retirement of Directors. In addition to any requirement of the Act but subject to this section, a person shall not be eligible to be elected or appointed a director for a term expiring later than the annual meeting of shareholders next following such person’s 75th birthday.

Notwithstanding the foregoing, any person who is, as of January 28, 1998, a director of the Corporation and 75 years or older shall be eligible to be elected or appointed a director for a term expiring later than the annual meeting of shareholders next following such person’s 75th birthday but not later than the annual meeting of shareholders next following such person’s 80th birthday.

5. OFFICERS

5.1. General. The directors may from time to time appoint a Chair of the Board, a President, one or more Vice-Presidents, a Secretary, a Treasurer and such other officers as the directors may determine, and such officers within the division branches may be appointed by the chief executive officer of the Corporation.

5.2. Chair of the Board. The Chair of the Board, if any, shall be appointed from among the directors and when present shall be Chair of meetings of directors and shareholders and shall have such other powers and duties as the directors may determine.

5.3. President. Unless the directors otherwise determine the President shall be appointed from among the directors and shall be the chief executive officer of the Corporation and shall have general supervision of its business and affairs and in the absence of a Chair of the Board shall be Chair of meetings of directors and shareholders when present.

5.4. Vice-President. A Vice-President shall have such powers and duties as the directors or the chief executive officer may determine.

5.5. Secretary. The Secretary shall give required notices to shareholders, directors, auditors and members of committees, act as secretary of meetings of directors and shareholders when present, keep and enter minutes of such meetings, maintain the corporate records of the Corporation, have custody of the corporate seal and shall have such other powers and duties as the directors or the chief executive officer may determine.

5.6. Treasurer. The Treasurer shall keep proper accounting records in accordance with the Act, have supervision over the safekeeping of securities and the deposit and disbursement of funds of the Corporation, report as required on the financial position of the Corporation, and have such other powers and duties as the directors or the chief executive officer may determine.

5.7. Assistants. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant unless the directors or the chief executive officer otherwise direct.

5.8. Term of Office. Each officer shall hold office until the officer’s successor is elected or appointed, provided that the directors may at any time remove any officer from office but such removal shall not affect the rights of such officer under any contract of employment with the Corporation.

6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

6.1. The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, and the heirs and legal representatives of such a person, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

6.2. The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection 6.1. The individual shall repay the moneys if the individual does not fulfil the conditions of subsection 6.3.

6.3. The Corporation shall not indemnify an individual under subsection 6.1 unless the individual:

(a)	acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

6.4. The Corporation shall, with the approval of a court, indemnify an individual referred to in subsection 6.1, or advance moneys under subsection 6.2, in respect of an action by or on behalf of the Corporation or other entity to procure a judgement in its favour, to which the individual is made a party because of the individual’s association with the Corporation or other entity as described in subsection 6.1 against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in subsection 6.3. The Corporation shall also make application to, and use its best efforts to obtain, such approval of the court.

7. SHAREHOLDERS

7.1. Quorum. A quorum for the transaction of business at a meeting of shareholders shall be one person present and holding and entitled to vote Multiple Voting Shares in the capital of the Corporation and one person present and holding and entitled to vote Subordinate Voting Shares in the capital of the Corporation.

7.2. Casting Vote. In case of an equality of votes at a meeting of shareholders the Chair of the meeting shall have a second or casting vote.

7.3. Scrutineers. The Chair at any meeting of shareholders may appoint one or more persons (who need not be shareholders) to act as scrutineer or scrutineers at the meeting.

7.4. Electronic Meetings and Voting. A meeting of shareholders may be held at which persons entitled to attend may participate and vote by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes one available. A person participating in a meeting by such means is deemed to be present at the meeting. Any vote at a meeting of shareholders may be also held entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes one available, even if none of the persons entitled to attend otherwise participates in the meeting by means of a communication facility. For the purpose of voting, a communication facility that is made available by the Corporation must enable the votes to be gathered in a manner that permits their subsequent verification and permits the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

8. SECURITIES

8.1. Transfer Agents and Registrars. For each class of securities and warrants issued by the Corporation, the directors may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers. In connection with the administration of the constraints on the issue and transfer of the Corporation’s securities and warrants, the secretary of the Corporation shall deliver to the registrar and transfer agent for the Corporation’s securities and the trustee for the Corporation’s warrants, copies of such declarations as to beneficial ownership, citizenship or otherwise and such other documents as the directors may from time to time prescribe as the documents which must be received by such registrar and transfer agent or trustee, as the case may be, before any transfer, conversion or other dealing with such securities or warrants may be registered or effected. No transfer or conversion shall be registered, effected or valid until all such declarations or documents as have been so prescribed and so delivered at such time have been received by the registrar and transfer agent or trustee, as the case may be.

9. DIVIDENDS AND RIGHTS

9.1. Declaration of Dividends. Subject to the Act the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation.

9.2. Cheques. A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the address of such holder in the Corporation’s securities register, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their address in the Corporation’s securities register. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.3. Non-Receipt of Cheques. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

9.4. Unclaimed Dividends. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

10. EXECUTION OF INSTRUMENTS

10.1. Deeds, transfers, assignments, agreements, proxies and other instruments, which include (but are not limited to) mortgages, hypothecs, charges, conveyances, transfers and assignments of property (real or personal, immovable or movable), releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities or any other written documents, may be signed on behalf of the Corporation by any two officers or by a director and an officer or by one of the Chair of the Board, the President and a Vice-President together with one of the Secretary and the Treasurer or in such other manner as the directors may determine; except that insider trading reports, material change reports and other securities and corporate documents of a routine nature may be signed on behalf of the Corporation by any one director or officer of the Corporation.

11. NOTICE

11.1. Electronic Delivery. Provided the addressee has consented in writing or electronically in accordance with the Act and the regulations thereunder, the Corporation may satisfy the requirement to send any notice or document to a shareholder, director (including a notice sent under subsection 4.5), auditor or member of a committee by creating and providing an electronic document in compliance with the Act and the regulations thereunder.

11.2. Accidental Omission to Give Notice. Accidental omission to give any notice to any shareholder, director, auditor or member of a committee or non-receipt of any notice or any error in a notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice.

Schedule 2

RESOLUTION OF SHAREHOLDERS

BE IT RESOLVED THAT:

By-Law No. 1-A of the Company is hereby amended as set out in Schedule 1 in order to, among other things, permit electronic communications with shareholders of the Company, permit electronic meetings of shareholders of the Company, to conform By-Law No. 1-A with certain amendments that have been made to the Canada Business Corporations Act, and appoint the Chair of the Board as an ex-officio member of all Board committees.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANWEST GLOBAL COMMUNICATIONS CORP.

Date: January 9, 2003	By:	/s/ John E. Maguire

John E. Maguire Vice President, Finance and Chief Financial Officer